Exhibit 99.28

Fenn–Gib Project, Ontario, Canada

PREPARED BY:

T. Maunula & Associates Consulting Inc.

QUALIFIED PERSONS:

Tim Maunula, P.Geo.

Steven C. Haggarty, P.Eng.

EFFECTIVE DATE: September 3, 2024

REPORT DATE: October 10, 2025

Important Notice

This Technical Report was prepared as a National Instrument 43-101 Technical Report in accordance with Form 43-101F1, for Mayfair Gold Corp. (Mayfair Gold or the Company), by Qualified Persons working for T. Maunula & Associates Consulting Inc. (TMAC) or Haggarty Technical Services Corporation. The quality of information, conclusions, and estimates contained in this report are based on: i) information available at the time of preparation of data; ii) data from outside sources; and iii) the assumptions, conditions, and qualifications as put forth by the report authors. This report is intended to be used by Mayfair Gold, subject to TMAC’s terms and conditions. The relationship permits Mayfair Gold to file this report as a Technical Report with applicable securities regulatory authorities pursuant to provincial securities legislation.

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Contents

1	SUMMARY			1-1
	1.1	Project Description, Location, and Ownership		1-1
	1.2	History		1-1
	1.3	Mayfair Gold Exploration and Diamond Drilling		1-2
	1.4	Geology and Mineralization		1-2
	1.5	Metallurgical Testing and Mineral Processing		1-3
	1.6	Mineral Resource Estimate		1-4
	1.7	Recovery Methods		1-5
	1.8	Conclusions and Recommendations		1-5
2	INTRODUCTION			2-1
	2.1	Sources of Information		2-1
	2.2	Qualifications and Responsibilities		2-1
	2.3	Site Visit		2-2
	2.4	Units, Currency, and Rounding		2-2
3	RELIANCE ON OTHER EXPERTS			3-1
4	PROPERTY DESCRIPTION AND LOCATION			4-1
	4.1	Location		4-1
	4.2	Project Ownership		4-1
	4.3	Mineral Tenure		4-1
	4.4	Mining Rights		4-18
		4.4.1	Patented Land	4-18
		4.4.2	Unpatented Land	4-18
	4.5	Surface Rights		4-18
	4.6	Royalties and Encumbrances		4-18
	4.7	Permits		4-19
	4.8	Environmental Liabilities and Social License		4-19
	4.9	Significant Risk Factors		4-19
5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY			5-1
	5.1	Accessibility		5-1
	5.2	Climate		5-1
	5.3	Local Resources and Infrastructure		5-1
	5.4	Physiography		5-2
	5.5	Sufficiency of Surface Rights		5-2
6	HISTORY			6-1
	6.1	Exploration History 1911–2011		6-1
		6.1.1	Mineral Resource Estimate—2011	6-3
	6.2	Exploration History 2012–2019		6-3
	6.3	Exploration Targets		6-3

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

	6.4	Acquisition by Mayfair Gold—2020		6-5
	6.5	Historical Mineral Resource Estimates Commissioned by Mayfair Gold		6-5
7	GEOLOGICAL SETTING AND MINERALIZATION			7-1
	7.1	Regional Geology		7-1
	7.2	Project Geology		7-1
	7.3	Mineralization		7-3
	7.4	Prospects and Exploration Targets		7-4
8	DEPOSIT TYPES			8-1
9	EXPLORATION			9-1
	9.1	Diamond Drilling		9-1
	9.2	Mayfair Gold—2021–Present		9-1
		9.2.1	Geochemistry	9-1
		9.2.2	Geophysical Surveys	9-1
		9.2.3	Other	9-3
10	DRILLING			10-1
	10.1	Historical Drilling		10-1
	10.2	Mayfair Gold Drilling		10-1
	10.3	Diamond Drilling Procedures		10-3
		10.3.1	Spotting Drill Holes	10-3
		10.3.2	Drilling	10-3
		10.3.3	Collar Surveys	10-3
		10.3.4	Downhole Surveys	10-4
		10.3.5	Geotechnical and Hydrological Drilling	10-4
	10.4	Qualified Person’s Opinion		10-11
11	SAMPLE PREPARATION, ANALYSES, AND SECURITY			11-1
	11.1	Historical Sampling Pre-2011		11-1
	11.2	Historical Sampling Post 2011		11-2
	11.3	Mayfair Gold Sampling		11-2
		11.3.1	Sampling Procedure	11-2
		11.3.2	Sample Preparation and Analysis	11-3
		11.3.3	Quality Control Samples	11-6
		11.3.4	QA/QC Control Charts	11-7
	11.4	Density Determinations		11-14
	11.5	Adequacy Statement		11-14
12	DATA VERIFICATION			12-1
	12.1	Historical Verification		12-1
	12.2	TMAC Verification		12-1
		12.2.1	Site Visits	12-1
		12.2.2	Diamond Drilling	12-2
		12.2.3	Database Verification	12-2
		12.2.4	Qualified Persons’ Opinion	12-3
13	MINERAL PROCESSING AND METALLURGICAL TESTING			13-1
	13.1	Conclusion from Metallurgical Testing		13-1

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

	13.2	Findings from Metallurgical Testing		13-1
	13.3	Metallurgical Testwork		13-2
		13.3.1	Composite Sample Selection	13-2
		13.3.2	Lithology	13-3
		13.3.3	Composite Sample Details	13-4
		13.3.4	Rock Hardness Characterization	13-8
		13.3.5	Mineralogy	13-9
		13.3.6	Previous 2015–2022 Metallurgical Studies	13-11
		13.3.2	Metallurgical Studies—2023–2024	13-17
	13.4	Recovery Estimates		13-35
	13.5	Metallurgical Variability		13-38
	13.6	Deleterious Elements		13-39
	13.7	Additional Metallurgical Testwork		13-39
14	MINERAL RESOURCE ESTIMATE			14-1
	14.1	Key Assumptions		14-1
	14.2	Data		14-1
	14.3	Geological Model		14-1
	14.4	Exploratory Data Analysis		14-3
		14.4.1	Assays	14-3
		14.4.2	Grade Capping and Outlier Restrictions	14-3
		14.4.3	Composites	14-7
	14.5	Density Assignment		14-8
	14.6	Variography		14-9
	14.7	Block Model Definition		14-11
	14.8	Estimation and Interpolation Methods		14-11
	14.9	Block Model Validation		14-13
		14.9.1	Visual Verification	14-13
		14.9.2	Statistical Validation	14-16
		14.9.3	Swath Plots	14-16
	14.10	Classification of Mineral Resources		14-19
	14.11	Reasonable Prospects of Economic Extraction		14-19
	14.12	Mineral Resource Statement		14-20
	14.13	Factors That May Affect the Mineral Resource Estimate		14-21
15	MINERAL RESERVE ESTIMATES			15-1
16	MINING METHODS			16-1
17	RECOVERY METHODS			17-1
18	PROJECT INFRASTRUCTURE			18-1
19	MARKET STUDIES AND CONTRACTS			19-1
20	ENVIRONMENTAL STUDIES, PERMITTING, AND COMMUNITY IMPACTS			20-1
21	CAPITAL AND OPERATING COSTS			21-1
22	ECONOMIC ANALYSIS			22-1
23	ADJACENT PROPERTIES			23-1

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

24	OTHER RELEVANT DATA AND INFORMATION		24-1
25	INTERPRETATIONS AND CONCLUSIONS		25-1
	25.1	Interpretations	25-1
	25.2	Factors That May Affect the Mineral Resource Estimate	25-1
	25.3	Conclusions	25-2
26	RECOMMENDATIONS		26-1
27	REFERENCES		27-1
28	CERTIFICATE OF AUTHORS		28-1
	28.1	Tim Maunula, P.Geo	28-1
	28.2	Steven C. Haggarty, P.Eng	28-2

Tables

Table 1-1:	Fenn–Gib Project Mineral Resource Estimate	1-5
Table 1-2:	Recommended Work Programs and Cost Estimate	1-6
Table 2-1:	QP Responsibilities	2-2
Table 2-2:	QP Site Visit	2-2
Table 4-1:	Summary of Staked Claims	4-4
Table 4-2:	Summary of Mining Patents	4-14
Table 4-3:	Summary of Leased Claims	4-15
Table 6-1:	Mineral Occurrences within the Fenn–Gib Project	6-2
Table 6-2:	LSG and Tahoe Exploration Activities	6-3
Table 10-1:	Mayfair Gold Drill-Hole Summary by Year	10-1
Table 10-2:	Significant Drill-Hole Intersections	10-5
Table 13-1:	Fenn–Gib Project Composite Sample Identification and Lithology	13-3
Table 13-2:	Composite Sample Details	13-5
Table 13-3:	Rock Hardness Characterization Test Data	13-9
Table 13-4:	Composite Sample Gravity Recoverable Gold Content	13-12
Table 13-5:	Direct Cyanidation Gold Extraction versus Feed Sulphide Content	13-14
Table 13-6:	Diagnostic Leaching Tests Results	13-15
Table 13-7:	Pressure Oxidation Amenability Testwork	13-16
Table 13-8:	Heavy Liquid Separation Test Results	13-17
Table 13-9:	Rougher Flotation Test Data	13-23
Table 13-10:	Concentrate Regrind and Cyanidation Test Data	13-27
Table 13-11:	Cyanidation Gold Dissolution Rate Kinetics	13-30
Table 13-12:	Concentrate Regrinding—HIG Mill SGE Testwork (3 mm media at 45% solids)	13-33
Table 13-13:	Concentrate Regrinding—HIG Mill SGE Testwork (3 mm media at 47% solids)	13-33
Table 13-14:	Concentrate Regrinding—HIG Mill SGE Testwork (4 mm media at 47% solids)	13-33
Table 13-15:	Concentrate Regrinding—HIG Mill Slurry Viscosity Measurements	13-34
Table 13-16:	Acid-Base Accounting Test Results	13-34
Table 13-17:	Overall Gold Recovery from Flotation, Concentrate Regrind, and Cyanidation Test Data	13-35
Table 14-1:	Geology Block Model Codes and Descriptions	14-2
Table 14-2:	Capping Analysis Summary	14-4

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Table 14-3:	Assigned Density Values	14-8
Table 14-4:	Correlogram Parameters	14-10
Table 14-5:	Block Model Workspace	14-11
Table 14-6:	Interpolation Parameters by Domain Code	14-12
Table 14-7:	Special Models	14-13
Table 14-8:	Grade Comparison by Interpolation Method	14-16
Table 14-9:	Pit Design Criteria	14-19
Table 14-10:	Fenn–Gib Project Mineral Resource Estimate	14-20
Table 25-1:	Fenn–Gib Project Mineral Resource Estimate	25-1
Table 26-1:	Recommended Work Programs and Cost Estimate	26-1

Figures

Figure 1-1:	Plan View of Mineralized Envelopes	1-3
Figure 4-1:	Fenn–Gib Project Location	4-2
Figure 4-2:	Property Summarizing Mineral Tenure and Surface Rights (North Block)	4-3
Figure 6-1:	Geological Map Illustrating Mineral Showings	6-1
Figure 6-2:	Project Geology Showing Exploration Targets	6-4
Figure 7-1:	Regional Geology of the Timmins Area	7-2
Figure 7-2:	Plan View of Mineralized Envelopes	7-3
Figure 9-1:	Fenn–Gib North Block Mayfair Gold Drill Hole Locations	9-2
Figure 10-1:	Plan of Drill-Hole Locations used for the Fenn–Gib Mineral Resource Estimate	10-2
Figure 11-1:	Core Storage Yard, Matheson, Ontario	11-3
Figure 11-2:	Control Chart—Blank Material	11-7
Figure 11-3:	Control Chart—CRM OREAS 251b	11-9
Figure 11-4:	Control Chart—CRM OREAS 254b	11-10
Figure 11-5:	Control Chart—CRM OREAS 256b	11-11
Figure 11-6:	Control Chart—Duplicate Samples	11-12
Figure 11-7:	Control Chart—Check Assays, Swastika vs. ActLabs	11-13
Figure 11-8:	Control Chart—Check Assays, AGAT vs. ActLabs	11-14
Figure 12-1:	Collar Labelling, FG23-347	12-2
Figure 13-1:	Composite Sample g/t Au versus Sulphide Content	13-10
Figure 13-2:	Composite Sample, g/t Au versus Gravity Recoverable Gold Content	13-11
Figure 13-3:	Direct Cyanidation—Feed Sulphide Content versus Overall Gold Extraction	13-13
Figure 13-4:	Heavy Liquid Separation—Au Distribution versus Slurry Specific Gravity	13-18
Figure 13-5:	Flotation Feed Grind Size versus %Recovery Gold and S2- to Rougher Concentrate	13-20
Figure 13-6:	Mass Pull versus %Recovery Gold and S2- to Rougher Concentrate	13-21
Figure 13-7:	Rougher Flotation Gold and S2- Rate Kinetics	13-22
Figure 13-8:	Concentrate Regrind Size versus %Extraction and CN Residue g/t Au	13-27
Figure 13-9:	Gold Extraction Rate Kinetics Relative to Cyanidation Retention Time	13-30
Figure 13-10:	Concentrate Regrind—HIG Mill Specific Grinding Energy kWh/t Data	13-32
Figure 13-11:	Geometallurgical Modelled Gold Head Grade versus Overall Gold Recovery	13-38
Figure 14-1:	Plan View of Drill-Hole Traces and Geological Block Model	14-2
Figure 14-2:	Boxplot of Uncapped Gold Grades (g/t) by Domain Code	14-3
Figure 14-3:	Log Probability Plot, Deformation Zone (Au g/t)	14-5

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Figure 14-4:	Log Probability Plot, Main Zone (Au g/t)	14-6
Figure 14-5:	1.5 m Composites Reported by Domain Code, Capped Au (g/t)	14-7
Figure 14-6:	5 m Composites Reported by Domain Code, Capped Au (g/t)	14-8
Figure 14-7:	5180 Elevation, Composites versus Block Model (Capped Au g/t)	14-14
Figure 14-8:	East 558500, Composites versus Block Model (Capped Au g/t)	14-15
Figure 14-9:	Swath Plot of NN and OK Mean Block Model Gold Grades with Mean Composite Gold Grade (g/t)	14-17
Figure 14-10:	Swath Plot of NN and IDW2 Mean Block Model Gold Grades with Mean Composite Gold Grade (g/t)	14-18

Glossary

Abbreviations, Acronyms, and Units of Measure

$	Canadian dollar
<	less than
>	greater than
°C	degrees Celsius
µm	micrometre
%	percent
AAN	Apitipi Anicinapek Nation
ActLabs	Activation Laboratories Ltd.
Aero-3477	isobutyl dithiophosphate
Aero-3501	isoamyl dithiophosphate
AGAT	AGAT Laboratories
AGP	acid generating potential
ARD	acid rock drainage
Au	gold
Axb	Rock Competency Index (no units)
CIL	carbon-in-leach
CIM	CIM Standards and Definitions for Mineral Resources and Mineral Reserves (CIM Definition Standards)
CIP	carbon-in-pulp
cm	centimetre
CN	cyanide
CNG	compressed natural gas
Constantine	Constantine Metal Resources Ltd.
CRM	Certified Reference Materials
CV	coefficient of variation
Datamine	Datamine Studio EM
DC	direct current

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

DDH	diamond drill hole
Fenn–Gib or the Project	Fenn–Gib Project
g	gram
g/t Au	grams per tonne of gold
g/t	grams per tonne
Fenn–Gib or the Project	Fenn–Gib Project
GEMS	Geovia GEMS 6.8.3 Desktop
GeoticLog	GeoticLog 8.2.14
GJ/d	Gigajoules per day
g/L	grams per litre
GRG	Gravity recoverable gold
ha	hectare
HLS	Heavy liquid separation
ID	identification
IDW2	inverse distance weighting squared
IP	induced polarization
km	kilometre
kV	kilovolt
kWh/t	kilowatt hour per tonne
lb	pounds
LSG	Lake Shore Gold Corp
m	metres
Major Drilling	Major Drilling Group International
masl	metres above sea level
Mayfair Gold or the Company	Mayfair Gold Corp.
Metalla	Metalla Royalty and Streaming Ltd.
MIBC	methyl isobutyl carbinol
MinePlan	HxGN MinePlan 16.2.1
MLAS	Mining Lands Administration System
mm	millimetre
mm/a	millimetre per annum
MMI	mobile metal ion
Moneta	Moneta Gold Inc.
mPa-sec	millipascal-second
MRE	Mineral Resource estimate
Mt	million tonnes
NI	National Instrument
NN	nearest neighbour
non-PAG or NAG	non-potentially acid generating

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

NP	neutralizing potential
NPI	net profit interest
NPR	net proceeds royalty
NRC	National Research Council Canada
NSR	net smelter return
OK	ordinary kriging
oz	troy ounces
P80	passing 80%
PAG	potentially acid generating
Pan American	Pan American Silver Corp.
Pangea	Pangea Goldfields Inc.
PAX	potassium amyl xanthate
POX	pressure oxidation
QA/QC	quality assurance and quality control
QP	Qualified Person
Q-Q	quartile–quartile
RC	reverse circulation
RQD	rock quality designation
SEM	scanning electron microscopy
SG	specific gravity
SGH	soil gas hydrocarbons
SGS	SGS Lakefield Inc.
SHA	SHA Geophysics Ltd.
SI	Système Métrique International (International System of Units)
SMU	selective mining unit
SPT	Static Pressure Test
Swastika	Swastika Laboratories
Tahoe Resources	Tahoe Resources Inc.
TIMA-X	TESCAN Integrated Mineral Analyzer
TMAC	T. Maunula & Associates Consulting Inc.
w/w	weight percentage

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

1	SUMMARY

T. Maunula & Associates Consulting Inc. (TMAC) prepared this Technical Report for Mayfair Gold Corp. (Mayfair Gold or the Company) in accordance with the Canadian Securities Administrators’ National Instrument (NI) 43-101 and Form 43-101F1, collectively referred to as NI 43-101 for the Fenn–Gib Project (Fenn–Gib or the Project) located in Ontario, Canada.

1.1	Project Description, Location, and Ownership

The Fenn–Gib Project is in Guibord and Munro Townships in northeast Ontario. The Project is 43 km northwest of Kirkland Lake and 21 km east of Matheson, south of Abitibi Lake. The property center is at UTM 17N 559078 5374037 (NAD 83) or 48°31’ N 80°12’ W. The Project is accessible year round by Highway 101, which passes through the Project. Highway 101 connects with the Trans-Canada Highway at Matheson. The nearest airport is 20 km north of Timmins, which itself is 80 km from the property. The Project is in a very mining-friendly jurisdiction amongst dozens of historical mines and several active mines between Rouyn and Timmins gold-mining camps.

Mayfair Gold owns a 100% interest in 21 fee simple patented properties, 145 unpatented mining claims, and six mining lease properties in the Guibord, Munro, Michaud, and McCool Townships in northeast Ontario, Canada (collectively, the Fenn–Gib Project) that cover 1,877.8 ha. Lake Shore Gold Corp (LSG) agreed to sell the Fenn–Gib Project to Mayfair Gold pursuant to an asset purchase agreement dated June 8, 2020. The Project is subject to a 1.0% net smelter royalty held by Metalla Royalty and Streaming Ltd. (Metalla).

1.2	History

From its initial discovery and work in 1911 the Fenn–Gib Property has been explored and developed by various operators, including Pangea Goldfields Incorporated, Lake Shore Gold Corp. (LSG), and Tahoe Resources Inc. (Tahoe).

In 2011, LSG completed a program of eight drill holes, three of which were twins used for verification purposes. In addition, SGS (2011) authored an NI 43-101 technical report and Mineral Resource estimate.

During 2012, exploration activities conducted on the Fenn–Gib Property in the southwest half of Lot 5 Concession VI consisted of LSG’s drilling contractors, Norex Drilling Ltd., completing 34 diamond drill holes (DDH) totalling 15,802 m. Reconnaissance mapping and prospecting were also carried out on both the North and South claim blocks during 2012.

During 2014, LSG carried out outcrop investigations and prospecting consisting of 14 samples.

During 2017, Tahoe conducted a surface-definition diamond drilling program on the Fenn–Gib Deposit, which included 98 holes for a total of 40,235 m. After 2017, Tahoe completed no further exploration activities or drilling at Fenn–Gib.

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

1.3	Mayfair Gold Exploration and Diamond Drilling

The Company acquired a 100% interest in the Fenn–Gib Property on December 31, 2020, and in mid-January 2021 commenced infill and expansion resource drilling on the Fenn–Gib Deposit on the North Block. As of June 20, 2025, the Company has completed approximately 190,000 m in 339 drill holes.

Exploration conducted by Mayfair Gold since 2021 includes:

•	SHA Geophysics Ltd. (SHA) carried out a Heli-GT helicopter-towed, three-axis magnetic gradiometer survey over the North and South property blocks in 2021 (Munroe, 2021).

•	Surface work on the North Block included an orientation soil and vegetation sample mobile-metal-ion (MMI) and soil-gas hydrocarbons (SGH) test sampling program during 2022 (Aurora Geosciences, 2023).

•	Aurora conducted a direct current (DC) resistivity-induced polarization (IP) survey for the Company on the North Block’s Grid A and Grid B of the Fenn–Gib Project in 2022 and 2023 (Jelenic, 2023).

In 2022, a LiDAR survey and aerial photography acquisition over both the Fenn-Gib Project North and South Blocks was contracted to McElhanney (2022).

The Company commissioned three NI 43-101 Mineral Resource estimate updates on the Fenn–Gib Deposit (Kirkham et al., 2021; Mayfair Gold, 2022; Maunula, 2023).

1.4	Geology and Mineralization

Significant concentrations of gold mineralization on the Fenn–Gib Project primarily occur within two zones: 1) the Main Zone and 2) the Deformation Zone. These two zones overlap and are shown in Figure 1-1. The third zone, Footwall Zone, also contains gold mineralization and is approximately 100 m north of the Main Zone.

The Main Zone is a broad zone of disseminated gold mineralization up to 500 m wide, with grades for gold between 0.50 and 3.00 g/t Au. Massive, pillowed, and variolitic basalts crop out and can be seen in diamond drill core from holes collared near Highway 101. Hydrothermally altered variolitic basalts are the principal hosts of the Main Zone mineralization. These basalts were affected by pervasive and vein silicification, carbonatization, albitization, pervasive but weak hematization, and vein sericitization. Syenite and lamprophyre dykes intruded the basalts and are locally mineralized. Pyrite is the main sulphide mineral and occurs as disseminations and in veins, locally up to 50%, over narrow intervals (average 5% to 10%).

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Source: Maunula (2024)

Figure	1-1: Plan View of Mineralized Envelopes

The Deformation Zone contains narrower and higher-grade intersections associated with altered sediments, intermediate dykes, and grey syenite. Gold mineralization is associated with pyrite either in quartz-healed breccias or as very fine disseminations. The Contact Fault has been interpreted to have acted as a channel for gold-bearing hydrothermal fluids and is host to the Deformation Zone and the southern boundary of the Main Zone. The Deformation Zone mineralization has been defined for approximately 2.0 km along strike.

The Footwall Zone is north of the Main Zone (Figure 1-1). The Footwall Zone structural and mineralized corridor strikes in a north-easterly direction and drilling has intercepted the zone over a strike length of approximately 500 m to a vertical depth of about 600 m below surface (open in all directions). The Footwall Zone consists of multiple mineralized zones hosted primarily in the footwall mafic volcanic assemblage, with a steep northerly dip. Mineralization consists of bleached, buff-altered (silica-albite-sericite-carbonate alteration), pillowed mafic volcanic with pyrite ranging from 2% to over 20%.

1.5	Metallurgical Testing and Mineral Processing

Metallurgical testing of Fenn-Gib composite samples over a range in head grade from 0.2 to 19.1 g/t Au and 0.3 to 8.1% S2- resulted in the development of a hybrid process approach, which is applicable to all associated deposit lithologies and rock types.

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Treatment of Fenn-Gib mineralization considers a P80 106 µm flotation feed size with an approximate 23% mass pull to a rougher concentrate. Subsequent regrinding of the concentrate to P80 10 to 13 µm is followed by cyanidation yielding an estimated overall 89.6% Au extraction at a 1.5 g/t Au feed grade.

Direct cyanidation of Fenn-Gib mineralization was evaluated and established as not applicable due to losses in Au recovery with increased sulphide content at coarser material grind sizes, relative to secondary processing of a lower weight percentage reground flotation concentrate.

Metallurgical testwork and associated process criteria defined to date is representative and supports the associated Mineral Resource Estimate and is complete to support a Pre-Feasibility study. Future testwork will focus on specific parameters required for process design and advanced engineering, along with additional variability testwork to improve technical confidence and statistical accuracy of gold recovery estimates.

1.6	Mineral Resource Estimate

Mr. Tim Maunula, P.Geo., Principal Geologist, of T. Maunula & Associates Consulting Inc. (TMAC), is the QP responsible for completing the Project’s Mineral Resources estimate.

The Mineral Resource estimate incorporates extensive drill hole data from surface diamond drill programs combining both historical drilling completed prior to 2017 and Mayfair Gold’s drilling campaigns completed from 2021–2024. The cut-off date for assay data used in the 2024 Mineral Resource estimate was April 30, 2024. All data received were in NAD 83 UTM coordinates (Zone 17).

The Mineral Resource estimate was:

•	Prepared using Hexagon Mining, HxGN MinePlan 16.2.1 (MinePlan)

•	Classified according to the CIM Definition Standards

•	Reported at a 0.3 g/t Au cut-off grade, which is amenable to open pit extraction.

The Mineral Resource estimate for the Project is based on diamond drill hole data consisting of gold assays, geological descriptions, and density measurements.

The drill-hole database for the Mineral Resource estimate used 457 historical drill holes (140,283 m) and 291 Mayfair Gold drill holes, which together yielded 217,334 assays used in the Mineral Resource estimate.

The primary gold mineralization for the Project was modelled in three domains: Main Zone, Deformation Zone, and Footwall Zone (which included a Footwall Zone High Grade). However, gold mineralization is also contained within the other contiguous geological domains: mafic volcanics, pyroxenite, ultramafic volcanics, and sediments (Section 14.3). Mayfair Gold modelled the rock type groups using Datamine Studio EM (Datamine). TMAC reviewed and validated these wireframes for use in the Mineral Resource estimate. Gold grades were estimated separately by rock type within each domain.

PAGE | 1-4 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

The Fenn–Gib block model was estimated using three interpolation methods: nearest neighbour (NN), inverse distance weighting squared (IDW2), and ordinary kriging (OK). Uncapped and capped gold grades were estimated for the OK model. Only capped gold grades were estimated for the NN and IDW2 models.

The Fenn-Gib Project hosts Mineral Resources at a 0.3 g/t Au cut-off grade comprised of an Indicated Resource of 181.3 Mt grading 0.74 g/t Au for 4.3 million contained gold ounces plus an additional Inferred Resource of 8.9 Mt at 0.49 g/t Au containing 141,000 gold ounces. Table 1-1 presents the Mineral Resource estimate reported within a constraining resource pit shell and categorized by resource classification. The Mineral resource estimate has an effective date of September 3, 2024, and was prepared by TMAC.

Table 1-1: Fenn–Gib Project Mineral Resource Estimate

Resource Category	Cut-Off (Au g/t)	Tonnes	Au (g/t)	Au (oz)
Indicated	0.3	181,302,000	0.74	4,313,000
Inferred	0.3	8,921,000	0.49	141,000

Source: Maunula (2024)

Notes:

•	Effective date of this updated mineral resource estimate is September 3, 2024. The assay cut-off date for drill holes included in the mineral resource was April 30, 2024.

•

All mineral resources have been estimated in accordance with the CIM Definitions Standards, as required under National Instrument (NI) 43-101. Mineral Resource Statement prepared by Tim Maunula, P.Geo. (TMAC) in accordance with NI 43-101.

•

Mineral Resources reported demonstrate reasonable prospect of eventual economic extraction, as required under NI 43-101. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The Mineral Resources may be materially affected by environmental, permitting, legal, marketing, and other relevant issues.

•

Mineral Resources are reported at a cut-off grade of 0.30 g/t Au for an open-pit mining scenario using a 50° pit slope angle. Cut-off grades are based on a price of US$2,000/oz gold, and an open pit mining cost of $3.25/t, process cost of $15.50/t and G&A $2.00/t. Metallurgical recovery of 94% was used. Densities were assigned based on interpreted lithology.

•	Troy ounce = tonnes x grade / 31.10348. All numbers have been rounded to reflect the relative accuracy of the estimate.

•

The quantity and grade of reported Inferred Resources are uncertain in nature and there has not been sufficient work to define these Inferred Resources as Indicated or Measured Resources. It is reasonably expected that many of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

•	Tonnages and ounces in the tables are rounded to the nearest thousand. Numbers may not total due to rounding.

1.7	Recovery Methods

This section is not applicable to this Technical Report.

1.8	Conclusions and Recommendations

The Fenn–Gib Project represents an advanced-stage-of-exploration project with a substantial gold resource base of over 4.3 million ounces of gold in the Indicated classification category. Based on the positive results to date, TMAC recommends advancing the project through targeted work programs designed to both grow and expand the current Mineral Resource and evaluate the economic potential of both the Fenn–Gib Project and the broader property area.

PAGE | 1-5 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

The next phases of work are recommended to evaluate the economic potential of the Fenn–Gib Project are:

•	Environmental studies and the continued collection of baseline environmental data to support the pre-development of the Project

•	Process engineering and design work to support a pre-feasibility study for the development of a 4,800 t/d operation.

A summary of the proposed work program, including a budget estimate, is outlined in Table 1-2.

Table1-2:	Recommended Work Programs and Cost Estimate

Activity	Description	Estimate Cost ($)
Phase 1—Environmental Studies
Environmental studies including baseline data collection	Advance work and studies to understand the site study area environmental baseline conditions to support a 4,800 t/d operation	4,000,000

Phase 1 Total		4,000,000

Phase 2—Engineering and Design
Engineering and design to advance an economic evaluation of the Project	Advance the Project designs and engineering to complete a pre-feasibility study to define a 4,800 t/d operation	6,000,000

Phase 2 Total		6,000,000

Phases 1 and 2 Total		10,000,000
10.0% Contingency		1,000,000

Grand Total		11,000,000

TMAC also recommends additional infill drilling to upgrade the Inferred Mineral Resources to Indicated Mineral Resources. This program may also allow for the upgrade of all portions of the deposit to Measured Mineral Resources. The mineralized zones encountered at the Fenn–Gib Deposit remain open at depth and along strike east and west, additional targeted expansion drilling is therefore warranted.

A Pre-Feasibility study is currently underway to evaluate the economic potential of developing a 4,800 t/d operation, with completion expected in Q4 2025. Future drilling programs will be planned strategically to further expand and upgrade the resource base.

PAGE | 1-6 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

2	INTRODUCTION

T. Maunula & Associates Consulting Inc. (TMAC) prepared this report, National Instrument 43-101 Technical Report—Mineral Resource Estimate Update: Fenn–Gib Project, Ontario, Canada (the Technical Report) for Mayfair Gold Corp. (Mayfair Gold or the Company) in accordance with the Canadian Securities Administrators’ National Instrument (NI) 43-101 and Form 43-101F1, collectively referred to as NI 43-101. The Mineral Resource estimate reported herein was prepared to conform to generally accepted Canadian Institute of Mining, Metallurgy and Petroleum’s (CIM) CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, published on November 29, 2019 (CIM, 2019).

This Technical Report supersedes all prior technical reports and Mineral Resource estimates prepared for the Project.

The address of the Company’s registered, and records office is Suite 700–1199 West Hastings Street, Vancouver, B.C., Canada, V6E 3T5. The Company’s principal place of business is 489 MacDougall Street, Matheson, ON, Canada, P0K 1N0. The principal business of the Company is to acquire, explore, evaluate, and develop mineral properties.

2.1	Sources of Information

This Technical Report is based, in part, on internal Company technical reports and maps, published government reports, company letters and memoranda, and public information listed in Section 27. Several sections from reports authored by other consultants have been directly quoted or summarized in this Technical Report.

Mayfair Gold has reviewed a draft copy of this Technical Report for factual errors regarding the Company, history of the property, and the current Mineral Resource (which TMAC prepared).

TMAC has relied on Mayfair Gold’s historical and current knowledge of the Fenn–Gib Project (the Project) and work performed thereon. Any statements made and opinions expressed in this document are made in good faith, and in the belief that such statements and opinions are not false and misleading at the date of this Technical Report.

2.2	Qualifications and Responsibilities

The Qualified Persons (QP) preparing this Technical Report are specialists in the fields of geology, exploration, Mineral Resource estimation, or metallurgy.

None of the QPs or any associates employed in preparing this Technical Report have any beneficial interest in Mayfair Gold, nor are they insiders, associates, or affiliates of Mayfair Gold. The results of this report are not dependent upon any prior agreements concerning the conclusions to be reached, nor are there any undisclosed understandings concerning any future business dealings between Mayfair Gold and the QPs. The QPs are being paid a fee for their work in accordance with normal professional consulting practice.

PAGE | 2-1 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

The QPs are, by virtue of their education, experience, and professional association, considered QPs as defined in the NI 43-101, and are members in good standing of appropriate professional institutions and associations. Their report responsibilities are given in Table 2-1.

Table 2-1: QP Responsibilities

Qualified Persons	Company	QP Responsibility/Role	Report Section(s)

Tim Maunula, P.Geo.	T. Maunula & Associates Consulting Inc.	Geology, QA/QC, Data Verification, Drilling, MRE	All of 3 to 12, 14 to 16, 18 to 24 and portions of 1, 2, 25, 26, and 27.

Steven Haggarty, P.Eng.	Haggarty Technical Services Corporation	Metallurgy	All of 13 and 17; and portions of 1, 2, 25, 26, and 27.

Source: TMAC (2025)

Note: QA/QC = Quality Assurance/Quality Control; MRE = Mineral Resource estimate.

2.3	Site Visit

In accordance with NI 43-101 guidelines, the most recent site visit, between April 15 and 17, 2024, is summarized in Table 2-2. Mr. Maunula made a prior site visit from February 6 to 7, 2023. Mr. Haggarty has not visited the Project site and has relied on observations made during Mr. Maunula’s visit.

Table 2-2: QP Site Visit

Qualified Person	Company	Date	Description of Inspection

Tim Maunula, P.Geo.	T. Maunula & Associates Consulting Inc.	April 15–17, 2024	The site visit included an inspection of the property, diamond drilling, core storage, and sampling and logging facilities in Matheson.

Source: TMAC (2025)

2.4	Units, Currency, and Rounding

The units of measure used in this report are those of the International System of Units (SI) (or metric), except for units commonly used in industry (e.g., troy ounces [oz] and pounds [lb] for the mass of precious and base metals).

All dollar figures are quoted in this report in Canadian dollars ($) unless otherwise noted.

Frequently used abbreviations and acronyms are included below the table of contents. This report includes technical information that required subsequent calculations to derive subtotals, totals, and weighted averages. Such calculations inherently involve a degree of rounding and consequently introduce a margin of error. Where these occur, the QPs do not consider them to be material.

PAGE | 2-2 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

3	RELIANCE ON OTHER EXPERTS

The QPs’ opinions contained in this Technical Report are based on information Mayfair and others provided throughout the course of the study. The QPs have taken reasonable measures to confirm information provided by others.

The QPs used their experience to determine if the information from previous reports was suitable for inclusion in this Technical Report, and adjusted information that required amending.

The QPs have not verified the legal status, legal title to any permit, or the legality of any underlying agreements for the subject properties regarding mineral rights, surface rights, permitting, and environmental issues in sections of this technical report. The QPs have relied upon information provided by Mayfair Gold personnel which forms the basis for Section 4 of this report.

PAGE | 3-1 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

4	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The Fenn–Gib Project is in Guibord and Munro Townships in northeast Ontario. The Project lies 43 km northwest of Kirkland Lake and 21 km east of Matheson, south of Abitibi Lake. The property center is at UTM 17N 559078 5374037 (NAD 83) or 48°31’ N 80°12’ W. The Project is accessible year-round by Highway 101, which passes directly through the Project. Highway 101 connects with the Trans-Canada Highway at Matheson (Figure 4-1). The nearest airport is 20 km north of Timmins, which itself is 80 km from the property. The Project is in a very mining-friendly jurisdiction amongst dozens of historical mines and several active mines between Rouyn and Timmins gold-mining camps.

4.2	Project Ownership

Mayfair Gold owns a 100% interest in 21 fee simple patented properties, 145 unpatented mining claims, and 6 mining lease properties in the Guibord, Munro, Michaud, and McCool Townships in northeast Ontario, Canada (collectively, the Fenn–Gib Project) that cover 1,877.8 ha (Figure 4-2). Lake Shore Gold Corp (LSG) agreed to sell the Fenn–Gib Project to Mayfair Gold pursuant to an asset purchase agreement dated June 8, 2020.

4.3	Mineral Tenure

The QP’s review of permits and agreements summarized in this section (Table 4-1 to Table 4-3) between third parties is based on information provided by Mayfair Gold and their third-party expert’s report of the land tenure completed on Mining Lands Administration System (MLAS) in June 2024 (Poehlman, 2024). An independent verification of land title was not conducted. Mayfair Gold has confirmed that there are no known litigations potentially affecting the Fenn-Gib Project.

The QPs did not independently verify the legality of any underlying agreement that may exist concerning the licences or other agreement between third parties have instead relied on information provided by Mayfair Gold.

PAGE | 4-1 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

MAYFAIR GOLD
Fenn-Gib Property
Location Map
MENDM_SETTLEMENTS
Major Highway
Ontario Boundary
First Nation Reserve
Mayfair Gold Property
Waterbody
Saturated Soil
Wooded Area
Cochrane
Iroquois Falls
Val Gagné
Matheson
Holtyre
Ramore
Timmins
Kirkland Lake
Larder Lake
Ontario
Quebec

Source: Mayfair (2025)

Figure 4-1: Fenn–Gib Project Location

PAGE | 4-2 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

MUNRO
MCCOOL
GUIBORD
MICHAUD
N
MAYFAIR GOLD
Fenn-Gib North Block
Property Map
Mayfair Gold Property Boundary
Mayfair Surface Rights Only Patent
Mayfair Patent
Mayfair Lease
Mayfair Cell Claim
HWY 101
Township Boundary
Waterbody
Saturated Soil
Wooded Area

Source: Mayfair (2025)

Figure 4-2: Property Summarizing Mineral Tenure and Surface Rights (North Block)

PAGE | 4-3 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Table 4-1: Summary of Staked Claims

Legacy Claim No.	Township or Area	Tenure ID (Cell No.)	Anniversary Date	Recorded Holder	Work Required ($)	Royalty Holders	Royalty % and Basis (NSR, NPI)
1200195	GUIBORD	106345	2027-10-20	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200195	GUIBORD	341670	2027-04-23	Mayfair 100%	400	Stanley G. Hawkins	2% NSR
1200195	GUIBORD	340323	2027-04-23	Mayfair 100%	400	Stanley G. Hawkins	2% NSR
1200195	GUIBORD	320120	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200195	GUIBORD	320119	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200195	GUIBORD	320118	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200195	GUIBORD	254207	2027-04-23	Mayfair 100%	400	Stanley G. Hawkins	2% NSR
1200195	GUIBORD	235237	2027-04-23	Mayfair 100%	400	Stanley G. Hawkins	2% NSR
1200195	GUIBORD	235236	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200195	GUIBORD	199631	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200195	GUIBORD	180138	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200195	GUIBORD	178778	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200195	GUIBORD	135440	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200195	GUIBORD	135439	2027-04-23	Mayfair 100%	400	Stanley G. Hawkins	2% NSR
1200195	GUIBORD	123444	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200196	GUIBORD	106836	2027-04-23	Mayfair 100%	400	Stanley G. Hawkins	2% NSR
1200196	GUIBORD	340323	2027-04-23	Mayfair 100%	400	Stanley G. Hawkins	2% NSR
1200196	GUIBORD	320120	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200196	GUIBORD	302105	2027-04-23	Mayfair 100%	400	Stanley G. Hawkins	2% NSR
1200196	GUIBORD	299673	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200196	GUIBORD	281352	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200196	GUIBORD	280132	2027-04-23	Mayfair 100%	400	Stanley G. Hawkins	2% NSR
1200196	GUIBORD	280131	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200196	GUIBORD	196478	2027-04-23	Mayfair 100%	400	Stanley G. Hawkins	2% NSR
1200196	GUIBORD	190465	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200196	GUIBORD	174433	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200196	GUIBORD	135439	2027-04-23	Mayfair 100%	400	Stanley G. Hawkins	2% NSR
1200197	GUIBORD	106835	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200197	GUIBORD	340323	2027-04-23	Mayfair 100%	400	Stanley G. Hawkins	2% NSR
1200197	GUIBORD	302106	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200197	GUIBORD	302105	2027-04-23	Mayfair 100%	400	Stanley G. Hawkins	2% NSR

PAGE | 4-4 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Legacy Claim No.	Township or Area	Tenure ID (Cell No.)	Anniversary Date	Recorded Holder	Work Required ($)	Royalty Holders	Royalty % and Basis (NSR, NPI)
1200197	GUIBORD	302104	2027-04-23	Mayfair 100%	400	Stanley G. Hawkins	2% NSR
1200197	GUIBORD	281352	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200197	GUIBORD	281351	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200197	GUIBORD	246022	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200197	GUIBORD	233345	2027-04-23	Mayfair 100%	400	Stanley G. Hawkins	2% NSR
1200197	GUIBORD	225340	2027-04-23	Mayfair 100%	400	Stanley G. Hawkins	2% NSR
1200197	GUIBORD	178779	2027-04-23	Mayfair 100%	400	Stanley G. Hawkins	2% NSR
1200197	GUIBORD	178778	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200197	GUIBORD	149502	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200197	GUIBORD	122039	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200197	GUIBORD	122038	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200197	GUIBORD	106836	2027-04-23	Mayfair 100%	400	Stanley G. Hawkins	2% NSR
1200198	GUIBORD	103250	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200198	GUIBORD	323679	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200198	GUIBORD	287668	2027-04-23	Mayfair 100%	400	Stanley G. Hawkins	2% NSR
1200198	GUIBORD	228380	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200198	GUIBORD	228379	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200198	GUIBORD	190465	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200198	GUIBORD	174433	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200198	GUIBORD	155055	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
1200198	GUIBORD	127124	2027-04-23	Mayfair 100%	200	Stanley G. Hawkins	2% NSR
4258499	GUIBORD	230569	2027-07-07	Mayfair 100%	200	None	—
4258499	GUIBORD	344528	2027-07-07	Mayfair 100%	200	None	—
4258499	GUIBORD, MUNRO	227696	2027-07-07	Mayfair 100%	200	None	—
4258499	GUIBORD, MUNRO	171033	2027-07-07	Mayfair 100%	400	None	—
4258968	GUIBORD	106345	2027-10-20	Mayfair 100%	200	None	—
4258968	GUIBORD	312371	2027-10-20	Mayfair 100%	200	None	—
4258968	GUIBORD	305057	2027-10-20	Mayfair 100%	200	None	—
4258968	GUIBORD	291635	2027-10-20	Mayfair 100%	200	None	—
4258968	GUIBORD	110758	2027-10-20	Mayfair 100%	200	None	—
4258968	GUIBORD	110605	2027-10-20	Mayfair 100%	200	None	—
4272132	GUIBORD	110605	2027-10-20	Mayfair 100%	200	None	—

PAGE | 4-5 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Legacy Claim No.	Township or Area	Tenure ID (Cell No.)	Anniversary Date	Recorded Holder	Work Required ($)	Royalty Holders	Royalty % and Basis (NSR, NPI)
4272132	GUIBORD	237687	2027-06-21	Mayfair 100%	200	None	—
4272132	GUIBORD, MUNRO	237686	2027-06-21	Mayfair 100%	200	None	—
4272132	GUIBORD, MUNRO	208539	2027-06-21	Mayfair 100%	200	None	—
737677	GUIBORD	161029	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	—
737677	GUIBORD	278587	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	—
737677	GUIBORD, MUNRO	172259	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	—
737677	GUIBORD, MUNRO	127179	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	—
737678	GUIBORD	102172	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	—
737678	GUIBORD	278587	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	—
737678	GUIBORD	249548	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	—
737678	GUIBORD	161029	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	—
737679	GUIBORD	129350	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	—
737679	GUIBORD	278587	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	—
737679	GUIBORD	249548	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	—
737679	GUIBORD	230569	2028-07-07	Mayfair 100%	200	Meunier; 2329113 Ont Inc	—
737680	GUIBORD	230569	2028-07-07	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
737680	GUIBORD	278587	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
737680	GUIBORD, MUNRO	171033	2027-07-07	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
737680	GUIBORD, MUNRO	127179	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
758895	GUIBORD	292372	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
758895	GUIBORD, MCCOOL, MICHAUD, MUNRO	169590	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
758895	GUIBORD, MICHAUD	295969	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
758895	GUIBORD, MUNRO	102606	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
758896	GUIBORD	292372	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
758896	GUIBORD	343062	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
758896	GUIBORD, MICHAUD	296129	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
758896	GUIBORD, MICHAUD	295969	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
758897	GUIBORD	143705	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
758897	GUIBORD	343062	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
758897	GUIBORD, MICHAUD	296129	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
758897	GUIBORD, MICHAUD	211597	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
758898	GUIBORD	122493	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)

PAGE | 4-6 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Legacy Claim No.	Township or Area	Tenure ID (Cell No.)	Anniversary Date	Recorded Holder	Work Required ($)	Royalty Holders	Royalty % and Basis (NSR, NPI)
758898	GUIBORD	343062	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
758898	GUIBORD	292372	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
758898	GUIBORD	182387	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
758899	GUIBORD	182387	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
758899	GUIBORD	292372	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
758899	GUIBORD, MUNRO	265007	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
758899	GUIBORD, MUNRO	102606	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
758900	MCCOOL, MUNRO	321590	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
758901	GUIBORD, MCCOOL, MICHAUD, MUNRO	169590	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
758901	MCCOOL, MUNRO	321590	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
758902	GUIBORD, MCCOOL, MICHAUD, MUNRO	169590	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
758902	MCCOOL	141919	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
758902	MCCOOL, MICHAUD	340957	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
758902	MCCOOL, MUNRO	321590	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783656	MUNRO	103522	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783656	MUNRO	185337	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783657	GUIBORD, MUNRO	234383	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783657	GUIBORD, MUNRO	265007	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783657	MUNRO	185337	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783657	MUNRO	103522	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783658	GUIBORD, MUNRO	172259	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783658	GUIBORD, MUNRO	234383	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783658	MUNRO	336091	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783658	MUNRO	103522	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783659	MUNRO	103522	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783659	MUNRO	336091	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783660	MCCOOL, MICHAUD	306824	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783660	MCCOOL, MICHAUD	344041	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783660	MICHAUD	182448	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783660	MICHAUD	165183	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783661	MICHAUD	164380	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783661	MICHAUD	338797	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)

PAGE | 4-7 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Legacy Claim No.	Township or Area	Tenure ID (Cell No.)	Anniversary Date	Recorded Holder	Work Required ($)	Royalty Holders	Royalty % and Basis (NSR, NPI)
783661	MICHAUD	182448	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783661	MICHAUD	165183	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783662	MICHAUD	164380	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783662	MICHAUD	338797	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783662	MICHAUD	326393	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783662	MICHAUD	285056	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783663	MICHAUD	152984	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783663	MICHAUD	326393	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783663	MICHAUD	285056	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783663	MICHAUD	266322	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783664	MICHAUD	152984	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783664	MICHAUD	274289	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783664	MICHAUD	266322	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783664	MICHAUD	219132	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783665	MICHAUD	122689	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783665	MICHAUD	326393	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783665	MICHAUD	323029	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783665	MICHAUD	266322	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783666	MICHAUD	152983	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783666	MICHAUD	274289	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783666	MICHAUD	157789	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783666	MICHAUD	152984	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783667	MICHAUD	117934	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783667	MICHAUD	285056	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783667	MICHAUD	152984	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783667	MICHAUD	152983	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783673	MCCOOL, MUNRO	321590	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783673	MUNRO	289219	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783674	GUIBORD, MCCOOL, MICHAUD, MUNRO	169590	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783674	GUIBORD, MUNRO	102606	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783674	MCCOOL, MUNRO	321590	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783674	MUNRO	289219	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)

PAGE | 4-8 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Legacy Claim No.	Township or Area	Tenure ID (Cell No.)	Anniversary Date	Recorded Holder	Work Required ($)	Royalty Holders	Royalty % and Basis (NSR, NPI)
783675	GUIBORD, MUNRO	102606	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783675	GUIBORD, MUNRO	265007	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783675	MUNRO	289219	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783675	MUNRO	185337	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783676	MUNRO	185337	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783676	MUNRO	289219	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783677	GUIBORD, MCCOOL, MICHAUD, MUNRO	169590	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783677	GUIBORD, MICHAUD	295969	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783677	MCCOOL, MICHAUD	340957	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783677	MICHAUD	177972	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783678	MCCOOL, MICHAUD	340957	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783678	MICHAUD	177972	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783679	MICHAUD	177972	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783679	MICHAUD	206995	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783680	GUIBORD, MICHAUD	295969	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783680	GUIBORD, MICHAUD	296129	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783680	MICHAUD	206995	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783680	MICHAUD	177972	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783681	GUIBORD, MICHAUD	211597	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783681	GUIBORD, MICHAUD	296129	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783681	MICHAUD	323029	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783681	MICHAUD	206995	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783682	MICHAUD	206995	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783682	MICHAUD	323029	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783683	MCCOOL, MICHAUD	306824	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783683	MCCOOL, MICHAUD	340957	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783683	MICHAUD	177972	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783683	MICHAUD	165183	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783684	MICHAUD	165183	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783684	MICHAUD	338797	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783684	MICHAUD	206995	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783684	MICHAUD	177972	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)

PAGE | 4-9 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Legacy Claim No.	Township or Area	Tenure ID (Cell No.)	Anniversary Date	Recorded Holder	Work Required ($)	Royalty Holders	Royalty % and Basis (NSR, NPI)
783685	MICHAUD	206995	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783685	MICHAUD	338797	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783685	MICHAUD	326393	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783685	MICHAUD	323029	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783686	GUIBORD	182387	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783686	GUIBORD	341457	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783686	GUIBORD, MUNRO	265007	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783686	GUIBORD, MUNRO	234383	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783687	GUIBORD	122493	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783687	GUIBORD	341457	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783687	GUIBORD	182387	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783687	GUIBORD	127699	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783688	GUIBORD	102172	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783688	GUIBORD	324287	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783688	GUIBORD	324286	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783688	GUIBORD	127699	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783689	GUIBORD	102172	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783689	GUIBORD	341457	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783689	GUIBORD	161029	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783689	GUIBORD	127699	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783690	GUIBORD	161029	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783690	GUIBORD	341457	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783690	GUIBORD, MUNRO	234383	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783690	GUIBORD, MUNRO	172259	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783691	MUNRO	184751	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783691	MUNRO	344243	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783691	MUNRO	299259	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783691	MUNRO	251563	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783692	MUNRO	174512	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783692	MUNRO	344243	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783692	MUNRO	336091	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783692	MUNRO	184751	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)

PAGE | 4-10 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Legacy Claim No.	Township or Area	Tenure ID (Cell No.)	Anniversary Date	Recorded Holder	Work Required ($)	Royalty Holders	Royalty % and Basis (NSR, NPI)
783693	MUNRO	174512	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783693	MUNRO	336091	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783694	MUNRO	251563	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783694	MUNRO	344243	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783694	MUNRO	322406	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783694	MUNRO	322405	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783695	MUNRO	174512	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783695	MUNRO	344243	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783695	MUNRO	322406	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783695	MUNRO	227695	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783696	MUNRO	174512	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783696	MUNRO	227695	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783697	GUIBORD, MUNRO	127179	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783697	GUIBORD, MUNRO	171033	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783697	MUNRO	227695	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783697	MUNRO	174512	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783698	GUIBORD, MUNRO	127179	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783698	GUIBORD, MUNRO	172259	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783698	MUNRO	336091	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783698	MUNRO	174512	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783727	MUNRO	153043	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783727	MUNRO	322406	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783727	MUNRO	322405	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783727	MUNRO	168333	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783728	MUNRO	123728	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783728	MUNRO	322406	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783728	MUNRO	227695	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783728	MUNRO	168333	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783729	MUNRO	123728	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783729	MUNRO	227695	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783730	GUIBORD, MUNRO	171033	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783730	GUIBORD, MUNRO	227696	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)

PAGE | 4-11 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Legacy Claim No.	Township or Area	Tenure ID (Cell No.)	Anniversary Date	Recorded Holder	Work Required ($)	Royalty Holders	Royalty % and Basis (NSR, NPI)
783730	MUNRO	227695	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783730	MUNRO	123728	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783731	MUNRO	123728	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783732	MUNRO	123728	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783732	MUNRO	168333	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783733	MUNRO	153043	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783733	MUNRO	168333	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783734	MUNRO	121382	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783734	MUNRO	205680	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783734	MUNRO	168333	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783734	MUNRO	153043	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783735	MUNRO	123728	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783735	MUNRO	330899	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783735	MUNRO	205680	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783735	MUNRO	168333	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783780	MCCOOL	141919	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783780	MCCOOL, MUNRO	321590	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783781	MCCOOL, MICHAUD	285102	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783781	MCCOOL, MICHAUD	344041	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783781	MICHAUD	225791	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783781	MICHAUD	182448	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783817	MICHAUD	164380	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783817	MICHAUD	225791	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783817	MICHAUD	189061	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783817	MICHAUD	182448	2028-01-18	Mayfair 100%	400	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783818	MICHAUD	189061	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783818	MICHAUD	311788	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783818	MICHAUD	311787	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
783818	MICHAUD	225791	2028-01-18	Mayfair 100%	200	Meunier; 2329113 Ont Inc	2.5% NSR (2.25% Meunier and 0.25% 2329113 Ontario Inc.)
894174	GUIBORD	203737	2027-07-14	Mayfair 100%	200	A. Fenn	5% NPR
894174	GUIBORD	276413	2027-07-14	Mayfair 100%	200	A. Fenn	5% NPR
894174	GUIBORD, MUNRO	323207	2027-07-14	Mayfair 100%	200	A. Fenn	5% NPR

PAGE | 4-12 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Legacy Claim No.	Township or Area	Tenure ID (Cell No.)	Anniversary Date	Recorded Holder	Work Required ($)	Royalty Holders	Royalty % and Basis (NSR, NPI)
894174	GUIBORD, MUNRO	294568	2027-07-14	Mayfair 100%	200	A. Fenn	5% NPR
894178	GUIBORD, MUNRO	251594	2027-07-14	Mayfair 100%	200	A. Fenn	5% NPR
894178	GUIBORD, MUNRO	294568	2027-07-14	Mayfair 100%	200	A. Fenn	5% NPR
894179	GUIBORD, MUNRO	294568	2027-07-14	Mayfair 100%	200	A. Fenn	5% NPR
894179	GUIBORD, MUNRO	323207	2027-07-14	Mayfair 100%	200	A. Fenn	5% NPR
894179	MUNRO	173320	2027-07-14	Mayfair 100%	200	A. Fenn	5% NPR
894179	MUNRO	155186	2027-07-14	Mayfair 100%	200	A. Fenn	5% NPR
—	MUNRO	950149	2027-06-26	Mayfair 100%	400	A. Fenn	5% NPR
3015737	GUIBORD, MUNRO	126576	2027-12-21	Mayfair 100%	200	Meunier3	2.5% NSR
3015737	MUNRO	271126	2027-12-21	Mayfair 100%	200	Meunier3	2.5% NSR
3015737	MUNRO	271125	2027-12-21	Mayfair 100%	200	Meunier3	2.5% NSR
3015737	GUIBORD, MUNRO	179863	2027-12-21	Mayfair 100%	200	Meunier3	2.5% NSR
1192489	GUIBORD	109887	2027-04-02	Mayfair 100%	200	Meunier3	2.5% NSR
1192489	GUIBORD	325857	2027-04-02	Mayfair 100%	200	Meunier3	2.5% NSR
1192489	GUIBORD	275832	2027-04-02	Mayfair 100%	200	Meunier3	2.5% NSR
1192489	GUIBORD	275831	2027-04-02	Mayfair 100%	200	Meunier3	2.5% NSR
1192489	GUIBORD	259178	2027-04-02	Mayfair 100%	400	Meunier3	2.5% NSR
1192489	GUIBORD	203147	2027-04-02	Mayfair 100%	200	Meunier3	2.5% NSR
1192489	GUIBORD	172897	2027-04-02	Mayfair 100%	200	Meunier3	2.5% NSR
1192489	GUIBORD	144336	2027-04-02	Mayfair 100%	200	Meunier3	2.5% NSR
1192489	GUIBORD	138341	2027-04-02	Mayfair 100%	200	Meunier3	2.5% NSR
4257820	GUIBORD, MUNRO	179863	2027-12-21	Mayfair 100%	200	Meunier3	2.5% NSR
4257820	MUNRO	271126	2027-12-21	Mayfair 100%	200	Meunier3	2.5% NSR
4257820	MUNRO	271125	2027-12-21	Mayfair 100%	200	Meunier3	2.5% NSR
4257820	MUNRO	215180	2027-12-21	Mayfair 100%	200	Meunier3	2.5% NSR
4257820	GUIBORD, MUNRO	185902	2027-12-21	Mayfair 100%	200	Meunier3	2.5% NSR

Notes: NSR = net smelter return; NPI = net profits interests.

Source: Mayfair (2025)

PAGE | 4-13 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Table 4-2: Summary of Mining Patents

Patents	Township	Parcel No.	Legal Rights	Description	Ha	PIN No.	Royalty Holder/s	Royalty% and Basis (NSR, NPI)
Fenn–Gib North
PAT-49081[1]	GUIBORD	4220SEC	Mining and Surface Rights	L9189, NE1/4 of S1/2 Lot 8 Con 6	16.946	65379-0191(LT)	None	—
PAT-49082[1]	GUIBORD	4219SEC	Mining and Surface Rights	L9190, SE1/4 of S1/2 Lot 8 Con 6	16.946	65379-0192(LT)	None	—
PAT-49080[1]	GUIBORD	4217SEC	Mining and Surface Rights	L9188, SE 1/4 of N1/2 Lot 8 Con 6	16.946	65379-0189(LT)	None	—
PAT-49079[1]	GUIBORD	4218SEC	Mining and Surface Rights	L8290, SW1/4 of S1/2 Lot 7 Con 6	16.896	65379-0194(LT)	None	—
PAT-49078[1]	GUIBORD	4215SEC	Mining and Surface Rights	L9252, SE1/4 of S1/2 Lot 7 Con 6	17.3	65379-0195(LT)	None	—
PAT-49077[1]	GUIBORD	4216SEC	Mining and Surface Rights	L8289, NW1/4 of S1/2 Lot 7 Con 6	16.896	65379-0193(LT)	None	—
PAT-27296[1]	MUNRO	2636SEC	Mining and Surface Rights	NE 1/4 OF S 1/2 OF LOT 9 CON 1	16.036	65367-0116(LT)	None	—
PAT-4349[1]	GUIBORD	11391SEC	Mining and Surface Rights	NE 1/4 OF N 1/2 LOT 7 CON 6 - L45564	16.896	65379-0196(LT)	None	—
L45561[1]	MUNRO	11516SEC	Surface Rights	L45561	16	65367-0145(LT)	Same land as L894178	—
L45562[1]	MUNRO	11393SEC	Surface Rights	L45562	16	65367-0119(LT)	Same land as L894179	—
L45563[1]	GUIBORD	11392SEC	Surface Rights	L45563	16	65379-0197(LT)	Same land as L894174	—
Backman
PAT-48797[1]	MUNRO	12010SEC	Mining Rights	SE1/4 S1/2 LOT 10 CON 1 - L52228	15.682	65367-0153(LT)	Backman	5% NPR
Dyer
PAT-2640	GUIBORD	4074SEC	Mining and Surface Rights	SW1/4 of N1/2 Lot 9 Con 6	16.744	65379-0186(LT)	Dyer	2% NSR
PAT-2639	GUIBORD	281SEC	Mining and Surface Rights	NW1/4 of N1/2 Lot 9 Con 6	16.744	65379-0185(LT)	Dyer	2% NSR
PAT-2638	GUIBORD	3920SEC	Mining and Surface Rights	NW1/4 of S1/2 Lot 1 Con 6	16.592	65379-0201(LT)	Dyer	2% NSR
PAT-2637	GUIBORD	3929SEC	Mining and Surface Rights	NE1/4 of S1/2 Lot 2 Con 6	17.199	65379-0200(LT)	Dyer	2% NSR
Fenn–Gib South
PAT-5494	GUIBORD	9275SEC	Mining and Surface Rights	LOT 8 CON 3 - L37004	16.187	65379-0159(LT)	New Klondike Exploration	2% NSR
PAT-5493	GUIBORD	9274SEC	Mining and Surface Rights	LOT 7 CON 3 - L37003	16.137	65379-0160(LT)	New Klondike Exploration	2% NSR
PAT-5492	GUIBORD	9273SEC	Mining and Surface Rights	LOT 7 CON 3 - L37002	16.137	65379-0161(LT)	New Klondike Exploration	2% NSR
PAT-5491	GUIBORD	9271SEC	Mining and Surface Rights	NW 1/4 OF S 1/2 LOT 5, CON 2, L36779	16.238	65379-0135(LT)	New Klondike Exploration	2% NSR
PAT-5490	GUIBORD	9272SEC	Mining and Surface Rights	LOT 6 CON 2- L36778	16.238	65379-0134(LT)	New Klondike Exploration	2% NSR

Notes: 1 Subject to Barrick Gold Corporation’s back-in rights, described in Section 4.4. NSR = net smelter return; NPI = net profits interests.

Source: Mayfair (2024)

PAGE | 4-14 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Table 4-3: Summary of Leased Claims

Lease No.	Legacy Claims within Lease	Township	Parcel No.	Legal Rights	Lease Expiry Date	Area (ha)	PIN No.	Royalty Holder/s	Royalty % and Basis (NSR, NPI)
Fenn–Gib North
LEA-108626	L475766	GUIBORD	1600 SEC LC	Mining and Surface Rights	2032-03-31	673.854	65379- 0199(LT)	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L475767	—	—	—	—	—	—	0799714 B.C. Ltd.	1.5% NSR
	L475768	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L475769	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L475770	—	—	—	—	—	—	0799714 B.C. Ltd.	1.5% NSR
	L475777	—	—	—	—	—	—	0799714 B.C. Ltd.	1.5% NSR
	L475778	—	—	—	—	—	—	0799714 B.C. Ltd.	1.5% NSR
	L475779	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L475780	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L475781	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L475782	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L475784	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L475799	—	—	—	—	—	—	0799714 B.C. Ltd.	1.5% NSR
	L475800	—	—	—	—	—	—	0799714 B.C. Ltd.	1.5% NSR
	L475801	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L475802	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L475803	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L477208	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L477209	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L477212	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L477222	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L477223	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L477224	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L477225	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L477226	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L477227	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L477228	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L477237	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L477238	—	—	—	—	—	—	0799714 B.C. Ltd.	1.5% NSR

PAGE | 4-15 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Lease No.	Legacy Claims within Lease	Township	Parcel No.	Legal Rights	Lease Expiry Date	Area (ha)	PIN No.	Royalty Holder/s	Royalty % and Basis (NSR, NPI)
	L477239	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L477240	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L477241	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L477242	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L477243	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L477244	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L477252	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L477256	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L477258	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L477259	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L477260	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L477261	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
LEA-107733	L894175	GUIBORD		Mining and Surface Rights	2025-12-31	84.74	65379- 0256(LT)	A. Fenn	5% NPR
	L894176	—	—	—	—	—	—	A. Fenn	5% NPR
	L894177	—	—	—	—	—	—	A. Fenn	5% NPR
LEA-108627	L475771	GUIBORD	1595 SEC LC	Mining and Surface Rights	2032-01-31	203.472	65379- 0198(LT)	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L475772	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L475773	—	—	—	—	—	—	0799714 B.C. Ltd.	1.5% NSR
	L475774	—	—	—	—	—	—	0799714 B.C. Ltd.	1.5% NSR
	L475775	—	—	—	—	—	—	0799714 B.C. Ltd.	1.5% NSR
	L475776	—	—	—	—	—	—	0799714 B.C. Ltd.	1.5% NSR
	L475797	—	—	—	—	—	—	0799714 B.C. Ltd.	1.5% NSR
	L475798	—	—	—	—	—	—	0799714 B.C. Ltd.	1.5% NSR
	L477312	—	—	—	—	—	—	0799714 B.C. Ltd.	1.5% NSR
	L477313	—	—	—	—	—	—	0799714 B.C. Ltd.	1.5% NSR
	L477316	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals
	L477317	—	—	—	—	—	—	0799714 B.C. Ltd.	1.0% NSR on gold and 2.0% NSR on all other minerals

PAGE | 4-16 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Lease No.	Legacy Claims within Lease	Township	Parcel No.	Legal Rights	Lease Expiry Date	Area (ha)	PIN No.	Royalty Holder/s	Royalty % and Basis (NSR, NPI)
Fenn–Gib Horseshoe
LEA-110178	L427809	GUIBORD	1312LC	Mining and Surface Rights	2045-08-31	84.63	65379- 0190(LT)	Croesus Gold Mines Limited, Constantine	Croesus GM—2% NSR; Constantine—1% NSR
	L427810	—	—	—	—	—	—	—	—
	L427811	—	—	—	—	—	—	—	—
	L442115	—	—	—	—	—	—	—	—
	L442116	—	—	—	—	—	—	—	—
LEA-110177	L427812	MUNRO	1313LC	Mining and Surface Rights	2045-08-31	45.883	65367- 0118(LT)	Croesus Gold Mines Limited, Constantine	Croesus GM—2% NSR; Constantine—1% NSR
	L427813	—	—	—	—	—	—	—	—
	L427814	—	—	—	—	—	—	—	—
Fenn–Gib South
LEA-108908	—	GUIBORD	1613LC	Mining and Surface Rights	2032-08-31	1410.139	65379- 0004(LT)	None	—

Notes: NPR = net proceeds royalty; NSR = net smelter return.

Source: Mayfair (2025)

PAGE | 4-17 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

4.4	Mining Rights

4.4.1	Patented Land

The patented land parcels are the most secure form of land tenure and are subject to an annual mining tax payable to the Crown. The patented lands are described by the legal survey of individual mining claims and surveyed mining locations. The patented (or leasehold) mining lands consist of 21-year mining leases issued for mining claims that have been legally surveyed as individual mining claims or defined by the perimeter survey of groups of mining claims. Plans of a perimeter survey of multiple contiguous mining claims in unsurveyed territory include CLM (Ontario Surveyor). Leaseholders are subject to an annual rental payable to the Crown. The Ontario Mining Act contains provisions for the renewal of 21-year mining leases. Applications for renewal are subject to Ministry review and consent.

4.4.2	Unpatented Land

Ontario modernized its mining claim system on April 10, 2018, transitioning from a manual ground and paper staking system to an online platform. All active, unpatented claims were converted from their legally defined location by claim posts on the ground or by township survey to a cell-based provincial grid. Mining claims are now legally defined by their cell position on the grid and coordinate location in the Mining Lands Administration System (MLAS) map viewer. The unpatented mining claims (cell mining claims) Mayfair Gold holds do not confer upon the Company any right, title, interest, or claims in or to the mining claims other than the right to proceed as is in the Ontario Mining Act, R.S.O. 1990, Chapter M. Upon registering cell mining claims (cells), the Company must perform and file exploration assessment work and apply assessment work credits on those cells to maintain them in good standing. The first unit of assessment work of $400/~20 ha is required by the second anniversary date of recording the cell, and an additional unit is required to be performed and filed for each year thereafter. Until a mining lease for the mining claims is issued, the Company does not have the right to remove or otherwise dispose of any minerals found in, upon, or under the mining claim.

4.5	Surface Rights

Mayfair Gold does not have a right, title, or claim to the surface rights of the claims except to enter upon, use, and occupy such part or parts necessary for the purpose of prospecting and exploration (Ontario Mining Act, R.S. O. 1990, Chapter M).

4.6	Royalties and Encumbrances

Mayfair Gold owns a 100% interest in 21 fee simple patented properties, 145 unpatented mining claims, and 6 mining lease properties in the Guibord, Munro, Michaud, and McCool Townships in northeast Ontario, Canada (collectively, the Fenn–Gib Project). LSG agreed to sell the Fenn–Gib Project to Mayfair pursuant to an asset purchase agreement dated June 8, 2020. Concurrent with the closing of Mayfair’s acquisition of the Fenn–Gib Project, Mayfair granted LSG a 1% NSR royalty over the entirety of the Fenn– Gib Project to be paid in addition to those summarized in Table 4-1 to Table 4-3. LSG subsequently sold the interest in the 1% NSR royalty to Metalla Royalty and Smelting Ltd.

PAGE | 4-18 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Barrick Gold Corporation holds a back-in right to acquire a 51% interest in certain claims (as noted in Table 4-2) within the Fenn-Gib Project by paying Mayfair twice the expenditures made on the property and to advance the Fenn-Gib Project. This right is triggered if a NI 43-101 technical report demonstrates a mineral resource of at least 5 million ounces of gold on the relevant claims. This right expires on August 18, 2032.

4.7	Permits

There are two valid exploration permits in place on the Fenn–Gib North Block that includes mechanized drilling, Exploration Permit PR-23-000124 issued on June 14, 2023, and Exploration Permit PR-25-000120 issued on July 29, 2025. There are no active exploration permits on the Fenn–Gib South Block. All exploration permits are valid for a term of three years from the date of issue and issued pursuant to subsection 78.3(2) of the Mining Act, R.S.O. 1990, Chapter M.

4.8	Environmental Liabilities and Social License

The Fenn–Gib property benefits from straightforward permitting requirements, as it does not intersect with any federal lands, parks, or other land categories that would require additional special permits or complex negotiations. Surrounding First Nations communities hold traditional treaty rights to hunt, fish, trap, and harvest the land. An Exploration Agreement was signed between LSG and the Wahgoshig First Nation known as Apitipi Anicinapek Nation (AAN) on February 9, 2017; the agreement discusses the collaboration between the company and the Wahgoshig First Nation during exploration activities and has been transferred to Mayfair under the Asset Purchase Agreement with LSG.

Mayfair continues to consult and is working collaboratively with the AAN, under the terms of the Exploration Agreement, and expects to develop a Community–Company agreement to advance the Fenn–Gib Project.

The QP does not expect that Exploration Agreement or any other significant environmental liabilities would affect Mayfair’s access, title, or the right or ability to perform work on the property.

4.9	Significant Risk Factors

The QP did not independently verify the legality of any underlying agreement that may exist concerning the licences or other agreement between third parties but have instead relied on the client’s solicitors to have conducted the proper legal due diligence.

The QP is not aware of any other significant factors and risks that would affect Mayfair’s access, title, or the right or ability to perform work on the property.

PAGE | 4-19 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Accessibility

The Property is easily accessible, east from Timmins, via Highway 101, which crosses the upper central part of the property. The highway links the provinces of Ontario and Quebec between the towns of Matheson and Duparquet; the highway becomes Autoroute 388 in the Province of Quebec. A few drill trails cross the property in a north–south direction.

5.2	Climate

Climatic conditions are continental; characterized by cold winters with snow, and warm summers with moderate precipitation. The temperature ranges between 11°C to 25°C during the summer and between -10°C to -25°C during the winter. July is the warmest month and January the coldest. Total precipitation ranges between 801 and 1,200 mm/a. The rainiest month is July, with an average of 92 mm, and January gets an average of 62 mm of snow. Exploration activities can be undertaken all year long. However, work is made difficult during transitional seasons where the ground is saturated with water from the melting snow in spring, and before winter when lakes are not frozen.

5.3	Local Resources and Infrastructure

The Project benefits from its location near multiple established mining centres, including Matheson (pop. 2,500) just 20 km west of the Project, and the larger mining hubs of Kirkland Lake (pop. 6,000), Timmins (pop. 41,000), and Rouyn-Noranda (pop. 42,000) all within a one hour drive, providing access to mining services, skilled labour, and supplies.

An Ontario Hydro 27 kV power-transmission line follows Highway 101 through the property; a high-voltage transformer station is located at Ramore, some 15 km to the southwest. Natural gas is available approximately 17.5 km away, and there is a compressed natural gas (CNG) station between Timmins and Matheson with a capacity of 10,000 GJ/d.

The Fenn–Gib Project is partially transected by Highway 101, which provides easy access to the Project. The highway is not viewed as an impediment or risk to development currently, but realignment of the highway may be required as part of future Project development.

In addition, the area is generally and intermittently covered by shallow sloughs and wetlands. Some streams and water bodies on site are considered fish habitat, as a few small-bodied fish were captured during surveys. Many streams are not well-defined channels and instead flow as braided surface water through wet, boggy forest. Studies to determine the flora and fauna that may be affected by potential mining operations and infrastructure are ongoing. However, it is not believed that these water bodies and features pose a risk to development. It is not believed there is any risk to access, permitting, or social license based on information available at this time.

PAGE | 5-1 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

5.4	Physiography

The Fenn–Gib Project lies within the extensive Abitibi Clay Belt, a continuous flat-lying sheet of glaciolacustrine sediments deposited in glacial lakes Barlow and Ojibway as the Laurentide Ice Sheet receded during the Quaternary period approximately 10,000 years ago. A large glaciofluvial deposit, the Munro Esker, flanks the Project area on the east, rising about 40 m above the clay plain.

Averaging 315 m above sea level (masl), most of the Property is covered by dense alder swamp that supports a thin growth of poorly developed black spruce. Higher parts of the area support a mature growth of black spruce, jack pine, poplar, and white birch. Most of the timber on the Project site has little commercial value, but the esker’s well-drained sands and gravels support commercially valuable white pine stands. Differences in elevation are not more than 15 m throughout the Property.

5.5	Sufficiency of Surface Rights

Water resources are locally available, and the site has significant lakes and wetlands from which to service operations. Cellphone coverage extends to the property. Mayfair holds sufficient surface rights necessary for exploration activities, along with potential future mining operations.

PAGE | 5-2 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

6	HISTORY

6.1	Exploration History 1911–2011

Since its initial discovery and early exploration in 1911, the Fenn–Gib property has been explored and developed by various operators. In 2017 LSG carried out the last physical work prior to Mayfair’s acquisition on December 31, 2020. The primary sources of information referenced and paraphrased in this section are historical, with significant reliance on the findings presented in the 2011 SGS NI 43-101 Technical Report (Dagbert & Desharnais, 2011), which also referenced Pangea’s Fenn–Gib Drilling Report (Brown, 2002).

Figure 6-1 illustrates the position of various mineral showings on or around the Fenn–Gib Project. Table 6-1 summarizes the exploration activities conducted. Further details on the exploration history may be reviewed in Maunula (2023) and Dagbert & Desharnais (2011).

Source: SGS (2011)

Figure 6-1: Geological Map Illustrating Mineral Showings

PAGE | 6-1 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Table	6-1: Mineral Occurrences within the Fenn–Gib Project

Name	Identifier	Description	Source Map	Commodity
American Eagle Mine	MDI42A09SE00018	The shaft 0.03 km north and 2.2 km east of the southwest corner of Munro Township	OGS 1980, P866 Munro TP	Gold
Backhoe Till Sample 85-110B	MDI42A08NE00049	Sample pit	OGS 1986 MAP 80-843	Gold
Backhoe Till Sample 85-111B	MDI42A08NE00050	Sample pit	OGS 1986 MAP 80-843	Gold
Backhoe Till Sample 85-112B	MDI42A08NE00051	Sample pit	OGS 1986 MAP 80-843	Gold
Barrett—1	MDI42A09SE00155	Diamond drill hole	OGS 1951 MAP 1951-6 Guibord	Gold, copper, zinc
Bird, S. J.	MDI42A09SE00057	Pit	OGS 1987 GDIF 399 Exploration Data Map	Gold
C4	NA	Several anomalous gold including 6.7 m at 7.1 g/t Au (C4-1A)	Rennick 2004 (Tandem Resources HW101)	Gold
Cameron	MDI42A09SE00062	Trenches & DDH	OGS 1987 GDIF 399 Exploration Data Map	Gold, zinc
Canadian Johns Mansville	MDI42A09SE00193	Stripped area	OGS 1987 GDIF 399 Exploration Data Map	Gold, copper
Cominco-1	MDI42A09SE00054	Diamond drill hole (G80-1: 1.9 m at 5.4 g/t Au)	OGS 1987 GDIF 399 Exploration Data Map	Gold
Cominco-2	MDI42A09SE00187	Point	OGS 1987, GDIF 399 Exploration Data Map	Gold, copper
Gibb East G-213	MDI000000000540	DDH G-313 in assessment file KL-5295	DDH G-213	Gold
Gibb East G-215	MDI000000000539	Diamond drill hole G-215	DDH G-215	Gold
Gibb East G216	MDI000000000541	DDH G-216 in assessment file KL-5295	DDH G-216 in file KL-5295	Gold
Gibb East G217	MDI000000000542	DDH G-217 in assessment file KL-5295	DDH G-217	Gold
Guibord Lake East	MDI42A09SE00190	Diamond drill hole 397	OGS 1987 GDIF 399 Exploration Data Map	Gold, copper, zinc
Guibord Lake West	MDI42A08SE00121	Diamond drill hole #398	OGS 1987 GDIF 399 Exploration Data Map	Gold, copper, lead, zinc
GUI-POR#1	MDI42A09SE00052	Point	OGS 1987 GDIF 399 Exploration Data Map	Gold
Hansen—Mcdonnell	MDI42A09SE00063	Point	OGS 1987 GDIF 399 Exploration Data Map	Gold
Hislop—East	MDI42A08SW00019	Quartz vein	OGS 1956 MAP 1955-5 Township of Hislop	Gold
Sonic Drill Hole 87-42	MDI42A09SE00066	Diamond drill hole 87-42	OGS 1988 Map 81-119	Gold
Skjonsby	N/A	N/A	N/A	Gold
Talisman	MDI42A09SE00188	Shaft	OGS 1951 AR VOL 60 PT9 MAP 1951-6 Guibord	Gold, lead, silver

Notes: Refer to Figure 6-1 for location.

 Mainly compiled by the Ontario Ministry of Northern Development and Mines.

Source: Dagbert & Desharnais (2011)

PAGE | 6-2 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

6.1.1	Mineral Resource Estimate—2011

SGS completed a Mineral Resource estimate in 2011 that included 40.8 Mt grading 0.99 g/t Au in the Indicated category and 24.5 Mt at 0.95 g/t Au in the Inferred category (Dagbert & Desharnais, 2011). The Indicated and Inferred Mineral Resources are historical estimates and use the categories set out in NI 43-101, effective as of November 17, 2011. The 2011 SGS Mineral Resource estimate is not current and should not be relied upon.

6.2	Exploration History 2012–2019

LSG carried out exploration between 2012 and 2019 as summarized in Table 6-2. Additional details regarding the programs and results can be found in Maunula (2023).

Tahoe Resources Inc. (Tahoe Resources) acquired LSG as a subsidiary on February 10, 2016. Pan American Silver Corp. (Pan American) bought Tahoe Resources on February 12, 2019, and LSG became its subsidiary.

Table	6-2: LSG and Tahoe Exploration Activities

Year	Company	Description
2012	LSG	Diamond drill program: 34 drill holes totalling 15,802 m
	LSG	Reconnaissance mapping and prospecting: 291 field samples

2014	LSG	Outcrop investigation and prospecting: 14 samples

2017	Tahoe	Definition diamond drill programs: 80 drill holes, 32,1013 m and 4 drill holes, 2,589 m
	Tahoe	Exploration diamond drill program: 14 drill holes, 5,653 m
	Tahoe	Metallurgical testwork: 14 composite samples from 1⁄2 cut NQ drill core

Source: TMAC (2024)

6.3	Exploration Targets

Tahoe Resources carried out a desktop review for LSG on several early-stage exploration targets on the Fenn–Gib Project, including American Eagle, G-101, Central Syenite, Horseshoe Zone, Canamax Zone, Perry Lake Prospect, and South Block (Brace et al., 2017). The location of the exploration targets on the Fenn–Gib Project is shown in Figure 6-2. Details for the exploration targets are provided in Maunula (2023).

PAGE | 6-3 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Source: Brace et al. (2017)

Figure 6-2: Project Geology Showing Exploration Targets

PAGE | 6-4 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

6.4	Acquisition by Mayfair Gold—2020

On June 8, 2020, the Company entered into a binding asset purchase agreement with LSG for the Fenn–Gib Project. Under the terms of the agreement, Mayfair Gold agreed to acquire 21 fee simple patented properties, 144 unpatented mining claims, and 153 patented leasehold mining claims located in the Guibord, Munro, Michaud, and McCool Townships in northeast Ontario. The Company assumed 100% ownership of the Fenn–Gib Project on December 31, 2020, and commenced exploration in mid-January 2021.

6.5	Historical Mineral Resource Estimates Commissioned by Mayfair Gold

Between 2020 and 2023 the Company commissioned three Mineral Resource updates on the Fenn–Gib Project:

1.

An open pit-constrained NI 43-101 Mineral Resource estimate dated February 5, 2021, which reported a total Indicated Mineral Resource of 70.2 Mt containing 2.08 Moz of gold grading 0.921 g/t Au, and an Inferred Mineral Resource of 3.8 Mt containing 75,000 oz of gold grading 0.618 g/t Au at a 0.35 g/t Au cut-off grade (Kirkham et al., 2021). The 2021 Mineral Resource estimate is not current and should not be relied upon.

2.

An updated NI 43-101 Mineral Resource estimate of an open pit constrained Indicated Mineral Resource of 118.07 Mt containing 3.06 Moz of gold grading 0.81 g/t Au, and an Inferred Mineral Resource of 13.8 Mt containing 0.31 Moz of gold grading 0.70 g/t Au at a 0.35 g/t Au cut-off grade (Mayfair Gold, October 2022). The 2022 Mineral Resource estimate is not current and should not be relied upon.

3.

The Mineral Resources for the Fenn–Gib Project within a 50° constrained open pit at a 0.4 g/t Au cut-off grade were: Indicated Resource of 113.7 Mt at 0.93 g/t Au; and an Inferred Resource of 5.7 Mt at 0.85 g/t Au with an effective date of April 6, 2023 (Maunula, 2023). The 2023 Mineral Resource estimate is not current and should not be relied upon.

PAGE | 6-5 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

7	GEOLOGICAL SETTING AND MINERALIZATION

This section is largely summarized from Pangea drilling reports (Brown, 2002; Marchand, 1996).

7.1	Regional Geology

The Fenn–Gib Project is in the southern portion of the Abitibi Subprovince, which is part of the Superior Province of the Canadian Shield. The Abitibi Subprovince is principally composed of volcanic and sedimentary assemblages that have generally been metamorphosed to greenschist facies and intruded by late tectonic plutons of tonalite and trondhjemite affinity. The Project area is underlain by rocks of the Hoyle Assemblage (sedimentary) and the Kidd–Munro Assemblage (volcanic) and lies on the northern portion of the Blake River Synclinorium and approximately 2 km north of the of the Porcupine–Destor Fault (Figure 7-1).

The main structural features of the area are the Blake River Synclinorium, the Porcupine–Destor Fault Zone and the Cadillac–Larder Lake Fault Zone. The fault zones are respectively located on the north and south limbs of the synclinorium. These structures were formed during the Kenoran Orogeny, a period of north–south compression. It appears that all known major gold deposits in the southern Abitibi are located within a few kilometres of these two fault zones.

Within the vicinity of the Fenn–Gib Project the Porcupine–Destor Fault Zone occurs as a Z-shaped sigmoidal structure that splits into three branches. Both extremities of the Z-shaped structure are east–west trending, while the central portion is more southeasterly trending. Due to poor exposure, the sense and magnitude of displacement along the structure in the Fenn–Gib Project area is unknown but based on more regional information it is thought to be mainly vertical. In the Timmins area where it is well exposed, a sinistral strike-slip movement with a vertical component is reported, whereby the south block moved up relative to the north block (Berger, 2002).

7.2	Project Geology

The Project is underlain by the dominantly volcanic Kidd–Munro assemblage to the north and the dominantly sedimentary Hoyle assemblage to the south. The two sequences are juxtaposed along the Contact Fault, an east–west to southeast trending shear zone, which is interpreted to be a splay of the Porcupine–Destor Fault Zone. Within the deposit, the Contact Fault is characterized by brittle deformation accompanied by intense carbonatization and silicification. Rocks from both assemblages were intruded by a variety of late intrusive rock including syenite and granitoid plugs and dykes, lamprophyre dykes, and diabase dykes. A 3 km-long, by 100 to 200 m-wide mafic intrusive complex intrudes the Kidd–Munro Assemblage at or near its southern contact.

PAGE | 7-1 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Note: The location of the Fenn–Gib Project is shown by the red square.

Source: Berger (2002)

Figure 7-1: Regional Geology of the Timmins Area

All lithologic units in and adjacent to the Deformation Zone are moderately to intensely altered. This alteration persists for a distance north and south of the fault, outlining a major alteration halo at least 2 km long and 500 m wide. A variety of alteration styles occur within the broad alteration halo, including silicification, albitization, potash metasomatism, carbonatization, sericitization, chloritization, and hematization. Fuchsite (Mariposite) can occur within the Deformation Zone. Sulphide mineralization, mainly pyrite, occurs as disseminations and fracture fillings in concentrations ranging from trace to 20% in association with the more strongly altered areas. Gold is commonly associated with the sulphide mineralization, especially in areas of coincident silicification and albitization.

PAGE | 7-2 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Several styles of gold mineralization have been identified within the Fenn–Gib Project area. The most common style consists of quartz–carbonate veins, stringers, and breccias hosted within intensely altered volcanic rocks and granitoid intrusions (i.e., the Main Zone and Deformation Zone). A second style is characterized by gold associated with intensely altered sediments, containing variable amounts of fine crystalline pyrite within and in the hanging wall to the Deformation Zone. A third style involves gold mineralization related to alteration, shearing, and sulphide mineralization within north-northeast-trending structures including the Main Zone, Deformation Zone, and Footwall Zone.

7.3	Mineralization

Significant concentrations of gold mineralization on the Fenn–Gib Project primarily occur within two zones: the Main Zone and the Deformation Zone. These two zones overlap and are shown in Figure 7-2. The third zone, Footwall Zone, also contains gold mineralization and is approximately 100 m north of the Main Zone.

Source: Maunula (2024)

Figure 7-2: Plan View of Mineralized Envelopes

The Main Zone is a broad zone of disseminated gold mineralization up to 500 m wide, with grades for gold between 0.50 and 3.00 g/t Au. Massive, pillowed, and variolitic basalts crop out and can be seen in diamond drill core from holes collared near Highway 101. Hydrothermally altered variolitic basalts are the principal hosts of the Main Zone mineralization. These basalts were affected by pervasive and vein silicification, carbonatization, albitization, pervasive but weak hematization, and vein sericitization. Syenite and lamprophyre dykes intruded the basalts and are locally mineralized. Pyrite is the main sulphide mineral and occurs as disseminations and in veins, locally up to 50%, over narrow intervals (average 5% to 10%).

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

The Deformation Zone contains narrower and higher-grade intersections associated with altered sediments, intermediate dykes, and grey syenite. Gold mineralization is associated with pyrite either in quartz-healed breccias or as very fine disseminations. The Contact Fault has been interpreted to have acted as a channel for gold-bearing hydrothermal fluids and is host to the Deformation Zone and the southern boundary of the Main Zone. The Deformation Zone mineralization has been defined for approximately 2.0 km along strike.

The Footwall Zone is north of the Main Zone (Figure 7-2). The Footwall Zone’s structural and mineralized corridor strikes in a north easterly direction, and drilling has intercepted the zone over a strike length of approximately 500 m and a vertical depth of about 600 m below surface (open in all directions). The Footwall Zone consists of multiple mineralized zones hosted primarily in the footwall mafic volcanic assemblage, with a steep northerly dip. Mineralization consists of bleached, buff-altered (silica-albite-sericite-carbonate alteration), pillowed mafic volcanic with pyrite ranging from 2% to over 20%.

7.4	Prospects and Exploration Targets

A diatreme breccia was encountered in diamond drill core in the southeast part of the property; see Cominco showings in Figure 6-1. This breccia is associated with anomalous gold mineralization and represents another exploration target on the Fenn–Gib Project. Rocks in this area are ultrapotassic, pseudoleucite-bearing, and associated with fluorite.

Two historical mines were operated in the early 1900s within quartz–carbonate veins in the Hoyle sediments (Talisman and American Eagle on Figure 6-1).

PAGE | 7-4 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

8	DEPOSIT TYPES

Four major types of gold deposits are recognized in the Abitibi-Greenstone Belt (which is within the Abitibi Subprovince)—Robert and Poulsen (1997) identified three major types and Berger and Amelin (1998) have suggested a fourth. In order of the timing of development, these deposit types are: synvolcanic and synsedimentary deposits, syenite-associated deposits, syntectonic mesothermal vein deposits, and remobilized post-tectonic vein deposits.

Synvolcanic deposits include volcanogenic massive sulphide-related gold deposits with ocean floor alteration and replacement facies, represented primarily by the Horne Deposit in Quebec. Synsedimentary gold deposition is considered to be a key factor in the localization of gold at the Aunor and Dome Deposits in the Timmins camp. These early mineralizing events have drawn attention to the role of volcanic and sedimentary processes.

Syntectonic plutons, intruded near regional-scale shear zones, became the focus of exploration and research due to their close spatial relationships with some gold deposits. Mineralizing fluids are interpreted to have been derived from the plutons during emplacement. Numerous examples of this type of deposit can be found in the Abitibi, including at least one phase of mineralization at the Aunor and Dome Deposits, as well as deposits associated with the Bourlamaque pluton of the Val D’Or district, the Kerr–Addison Deposit, the Hollinger McIntyre Deposit, the Holt McDermott Deposit, and the Holloway Deposit. The Fenn–Gib Deposit is best represented by this model.

Mesothermal syntectonic vein deposits are associated with carbonate–albite–tourmaline veins, which crosscut the regional foliation. The deposits are thought to have developed syntectonically, based on structural relationships, with deep crustal fluids that used the active shear zones as conduits, contemporaneous with orogenesis and peak metamorphism. Examples of such deposits include the Camflo Mine and the Sigma Mine.

A fourth, less-common type of deposit occurs as quartz veins with north–south strikes and moderate dips and is thought to be due to a remobilization of gold-bearing fluids along north–south fractures (Berger & Amelin, 1998). These deposits crosscut regional fabrics and formed late in the area’s tectonic history. The Croesus Mine, perhaps the highest-grade deposit in the Abitibi, is thought to be one such deposit. This historical mine is less than 4 km northwest of the Fenn–Gib Deposit, within the volcanic rocks of the Kidd–Munro assemblage.

In the case of synvolcanic and syenite-associated deposits, the fluids were most likely derived from magmatic activity. For the syntectonic mesothermal vein deposits, fluids may have been metamorphic fluids from the deep crust. The literature suggests that there were at least three phases of gold introduction into the Abitibi: synsedimentary and synvolcanic introduction of gold, followed by intrusion-related gold mineralization, and a final metamorphism-related mineralizing event (Dubé & Mercier-Langevin, 2020).

PAGE | 8-1 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

9	EXPLORATION

From 1911 through 2019, several operators undertook exploration programs on the Fenn–Gib property, consisting primarily of diamond drill programs, geophysical surveys, and limited shaft sinking and underground drifting, as reported by Satterly (1951) and Talisman (Bath, 1990) prospects. In 1988, Corona Corporation drilled discovery hole FE88-10 near the eastern boundary of the Fenn Property, at the core of what is now the Fenn–Gib Deposit. This hole penetrated a 222.51 m section of altered volcanics that averaged 1.63 g/t Au. Additional information on historical exploration activities prior to 2019 is provided in Section 6.

9.1	Diamond Drilling

The Company acquired the Fenn–Gib Project on December 31, 2020, and initiated an infill and expansion resource drilling program on the Fenn–Gib Deposit on the North Block in mid-January 2021. The Fenn–Gib Deposit extends over a strike length of more than 1.5 km, with widths exceeding 500 m. In addition to ongoing drilling at the Fenn–Gib Deposit, exploration is continuing on the Footwall Zone, northwest of the main deposit. Gold mineralization in both the Fenn–Gib Deposit and Footwall Zone remain open in all directions. To date the Company has completed 190,138 m of NQ core drilling in 339 drill holes within the Fenn–Gib North Block (Figure 9-1).

9.2	Mayfair Gold—2021–Present

9.2.1	Geochemistry

Surface work on the North Block included an orientation soil and vegetation sample mobile-metal-ion (MMI) and soil-gas hydrocarbons (SGH) test sampling program during 2022, which Aurora Geosciences Ltd. (Aurora) carried out under contracted with SGH processing (Brown & Sutherland, 2022) completed at Activation Laboratories Ltd. in Ancaster, Ontario, and MMI processing completed at SGS Laboratories in Burnaby, B.C. (Aurora Geosciences, 2023).

9.2.2	Geophysical Surveys

Aurora conducted a direct current (DC) resistivity-induced polarization (IP) survey for the Company on the North Block’s Grid A and Grid B of the Fenn–Gib Project (Jelenic, 2023). Grid A consisted of 66 north–south IP lines totalling 102.55 line-km, and Grid B consisted of 27 northwest–southeast IP lines totalling 29.45 line-km. Aurora completed the work on Grid A using two deployments from October 5, 2022, to January 15, 2023, and the work on Grid B was completed in two deployments from April 4 to May 14, 2023. The survey used a pole–dipole electrode array with 50 m dipoles for Grid A and 25 m dipoles for Grid B.

PAGE | 9-1 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Source: Mayfair (2025)

Figure 9-1: Fenn–Gib North Block Mayfair Gold Drill Hole Locations

PAGE | 9-2 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

In 2021 the Company contracted SHA Geophysics Ltd. (SHA) to carry out a Heli-GT helicopter-towed, three-axis magnetic gradiometer survey over the North and South property blocks (Munro, 2021). During April 7 to 12, 2021, a total of 1,751 km of data was collected. The two property blocks were each surveyed in two orthogonal directions, for a total of four individual surveys. The North Block was flown at headings of 60° and 330° (N060 and N330); the South Block was flown at headings of 80° and 350° (S080 and S350).

9.2.3	Other

LiDAR and aerial photography acquisition was contracted to McElhanney of Vancouver, B.C., over both the Fenn–Gib Project North and South Blocks; the survey was flown on June 10, 2022 (McElhanney, 2022).

PAGE | 9-3 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

10	DRILLING

10.1	Historical Drilling

The Fenn-Gib Project benefits from extensive historical exploration, with previous owners and operators completing 586 drill holes totaling 169,702.51 m. The historical drill holes were predominately BQ and NQ diameter drill holes prior to 2011 and then primarily NQ diameter drill holes for the 2011–2012 and 2017 campaigns. Pangea Goldfields Inc. (Pangea) completed drilling on the Fenn–Gib Deposit in the mid to late 1990s and LSG in 2011–2012 and in 2017. Other operators or joint-venture partners included NAR Resources Ltd., Tandem Resources Ltd., Lacana Mining Corp., Corona Gold Corporation, Normina Mineral Development Corporation, and Tahoe Resources Inc. Of the 586 drill holes on the Fenn–Gib Project from historical drill campaigns by several operators, 457 drill holes have been used for the 2024 Mineral Resource estimate.

10.2	Mayfair Gold Drilling

Table 10-1 summarizes Mayfair Gold’s drilling campaigns completed as of the June 20, 2025. The Company completed an additional 27 drill holes totaling 11,503.6 m after the April 30, 2024, cut-off date used for this Mineral Resource estimate. The drilling program also includes an additional 21 regional drill holes which are part of Mayfair Gold’s property exploration.

Table 10-1: Mayfair Gold Drill-Hole Summary by Year

Year	As of April 30, 2024 Cut-off Date		Total Fenn–Gib Drill Holes
	No. of Holes	Metres	No. of Holes	Metres
2021	90	54,936.70	90	54,936.70
2022	97	54,482.05	118	61,996.55
2023	89	54,975.50	89	54,975.50
2024	15	14,630.10	42	18,229.30

Total	291	179,024.35	339	190,138.05

Source: Maunula (2024)

Note: MRE = Mineral Resource estimate

Figure 10-1 shows the plan view of the drill holes used in the MRE of the Fenn–Gib Project.

PAGE | 10-1 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Source: Maunula (2024)

Figure 10-1: Plan of Drill-Hole Locations used for the Fenn–Gib Mineral Resource Estimate

PAGE | 10-2 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

10.3	Diamond Drilling Procedures

10.3.1	Spotting Drill Holes

As of January 2021, Mayfair geologists spot drill-hole collar locations referenced to UTM 17N by using a hand-held Garmin GPS using the NAD 83 geodetic datum. A wooden stake is left in the ground at the collar location and marked with flagging tape labelled with the drill-hole identification, and the planned azimuth, dip, and depth. The location and drill-hole information are reviewed and confirmed with the drilling supervisor.

10.3.2	Drilling

Since January 2021, drilling on the Fenn–Gib Project has been carried out primarily by Major Drilling Group International (Major Drilling). Northtech Drilling completed a limited number of holes during the summer–winter 2021 period, and Full Force Drilling contributed additional drilling in the summer of 2022.

•

Drilling was completed with the use of diamond drill rigs. Most of the core was drilled as NQ size. Only a handful of holes drilled on the South Block and part of one hole from the North Block were HQ size.

•	Core was placed in core boxes. Wood blocks are placed after each drill run labelled with the corresponding downhole depth in metres.

•

Core boxes were labelled with the drill-hole identification name and number in numerical sequence starting from the beginning of the hole to the end. A lid was placed on the core box and sealed at both ends with tape.

•	Either the Drilling Foreperson delivered the core to the Mayfair Gold Matheson Exploration office or the Mayfair employees picked up the core at the drill rig location, to take it back to the office.

•	Once drilling was completed, the casing was left in the ground (unless instructed otherwise by Mayfair geologists). The casing was capped. Affixed to the cap was roughly a 1 m-long metal flag post.

•	Once drilling was completed, and the drill rig moved off the collar location, the Mayfair geologists conduct a post-drill site inspection.

10.3.3	Collar Surveys

All drill-hole collar locations drilled from January 2021 to present have been professionally surveyed or surveyed using a hand-held Garmin GPS.

Initially, Mayfair geologists or geo-technicians survey the collar locations with a hand-held Garmin GPS. A final professional survey is completed for each collar location. This professional survey is done periodically throughout the drilling program. To date, Mayfair has used Talbot Survey Inc. to complete the final professional collar location surveys.

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Please note that the final professional survey data replaces the location data collected by the hand-held Garmin GPS. Data regarding the collar survey method is recorded in the drill-hole database.

10.3.4	Downhole Surveys

As of January 2021, Mayfair Gold is using the following tools: REFLEX TN14 GYROCOMPASS, REFLEX EZ-GYRO, and the REFLEX GYRO SPRINT-IQ. Aurora Geoscience completed a small drilling program on the South Block during summer 2022 using the REFLEX EZ-TRAC for downhole surveys.

The driller and driller’s assistant collect downhole survey data during the drilling process. Imdex Limited provided training on these tools.

•	The TN14 GYROCOMPASS was used to align the drill to the planned azimuth and dip as specified by Mayfair geologists.

•	Rule of thumb for TN14 test approval was less than 1 degree of deviation on the azimuth or dip.

•	Exceptions to larger than 1-degree deviations were made; however, this was up to the discretion of Mayfair geologists.

•

For the first approximately 150 m of drilling, after casing, the EZ-GYRO tool was used at 50 m intervals to monitor the azimuth and dip. These tests were sent to the Mayfair geologists for approval (via text and by uploading to the ImdexHUB-IQ website).

•	The first test was taken after casing. Drillers were instructed to wait for approval from the Mayfair geologists before continuing drilling.

•	Rule of thumb for approval was a less-than-2-degree deviation on the azimuth or dip.

•	Exceptions to a larger-than-2-degree deviation were made; however, this was at the discretion of Mayfair geologists.

•	After about 150 m of drilling past casing, no other downhole tests were taken to monitor the azimuth and dip.

•

Once drilling was complete, a finalized downhole survey test was taken. This final test was completed with the GYRO SPRINT-IQ tool. Continuous tests were taken at 3–5 m intervals as the tool was lowered down the hole (IN-Test) and as it was brought back up the hole (OUT-Test). There have been a handful of drill holes where only the EZ-GYRO tool was used at 50 m intervals for the entire length of the drill hole.

10.3.5	Geotechnical and Hydrological Drilling

ALS Limited’s GeoticLog 8.2.14 (GeoticLog) is the software that Mayfair uses to record all geotechnical and geological logging data.

•	Mayfair geologists complete or supervise geotechnical logging at the Matheson Exploration site.

•	Core is measured into 1 m intervals between the wooden metre blocks the drillers insert as reference.

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

•

From and to metreage of intervals with the same or similar rock quality designation (RQD) are broken out and recorded in GeoticLog. Within the given RQD interval, the sum of all pieces of core that are longer than 10 cm is recorded in GeoticLog. GeoticLog will calculate the RQD percentage.

•	Photographs are taken of the wet core after it has been measured. Core photographs are stored on Mayfair’s server.

Mayfair Gold geologists complete geological logging at the Matheson Exploration site.

•	Major geological intervals are broken out. From and to metreage, and detailed descriptions are recorded in GeoticLog.

•	Major Lithology intervals should be 2 m or more long. Intervals that are less than 2 m long are to be broken out in the Minor Lithology section in GeoticLog.

•	There are situations where including a Major Lithology interval that is <2 m long is acceptable; this is at the discretion and critical thinking of the geologist.

•

Within the boundaries of each Major Lithology interval, the following data are recorded in GeoticLog: alteration present and its intensity; pyrite percentage and the style of pyrite mineralization; any other sulphide minerals present and their percentage; structures present; veining present.

To ensure data integrity, drill-hole data is automatically locked upon completion of logging. Any subsequent modifications require authorization from the database manager, maintaining a secure chain of custody for all geological data. Summary of Drill Intercepts.

Table 10-2 summarizes the significant drill-hole intersections encountered in the Mayfair Gold drill holes. Subintervals contained within a primary intersection are italicized in Table 10-2.

Table 10-2: Significant Drill-Hole Intersections

Hole		From (m)	To (m)	Length (m)	Au (g/t)
FG23-304		336.00	361.90	25.90	1.46
	including	336.00	337.00	1.00	14.32
	and	345.50	349.00	3.50	3.00
	and	360.00	361.90	1.90	5.88
		387.30	389.60	2.30	2.49
		435.50	437.50	2.00	2.20
FG23-300		334.80	351.00	16.20	2.05
	including	334.80	341.00	6.20	3.72
	including	334.80	336.00	1.20	4.10
		338.00	339.00	1.00	9.61
		340.10	341.00	0.90	6.76
	and	349.00	351.00	2.00	2.26

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Hole		From (m)	To (m)	Length (m)	Au (g/t)
FG23-311		58.30	61.20	2.90	0.87
		145.00	163.00	18.00	1.15
	including	145.00	148.00	3.00	5.98
	including	145.00	146.00	1.00	14.57
FG23-313		198.00	203.00	5.00	1.41
	including	198.00	200.00	2.00	2.48
	including	199.00	200.00	1.00	3.60
FG23-314		73.00	81.00	8.00	2.19
	including	80.00	81.00	1.00	13.48
		174.00	191.10	17.10	2.19
	including	174.00	176.00	2.00	13.67
	and	188.40	189.30	0.90	4.66
		382.00	383.00	1.00	2.32
FG23-318		24.40	25.20	0.80	3.53
		122.80	131.00	8.20	1.94
	including	125.00	131.00	6.00	2.47
	including	125.00	128.00	3.00	4.40
FG23-323		61.50	62.90	1.40	1.93
		121.00	122.00	1.00	4.21
		184.50	186.00	1.50	2.86
		198.10	218.00	19.90	1.34
	including	198.10	206.00	7.90	2.59
	including	198.10	199.00	0.90	11.73
FG23-326		48.00	49.00	1.00	1.72
		149.20	151.40	2.20	1.17
		180.00	188.00	8.00	3.67
	including	180.00	184.20	4.20	6.47
	including	181.30	182.20	0.90	19.89
		205.30	206.40	1.10	2.81
FG23-328		104.00	105.50	1.50	15.65
		164.40	165.60	1.20	2.06
		174.00	181.00	7.00	7.94
	including	175.80	177.00	1.20	11.99
	and	178.60	181.00	2.40	16.20
FG23-330		24.00	24.50	0.50	3782.70
		51.00	52.00	1.00	3.33
		204.00	205.00	1.00	1.93

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Hole		From (m)	To (m)	Length (m)	Au (g/t)
FG23-339		500.10	513.00	12.90	1.38
	including	500.10	504.00	3.90	3.00
		530.80	541.00	10.20	1.09
		549.20	554.50	5.30	3.11
		675.90	681.00	5.10	2.79
	including	677.00	678.00	1.00	7.39
FG23-343		554.40	558.00	3.60	*2.08
	including	554.40	555.40	1.00	4.43
FG23-344A		498.00	528.00	30.00	4.72
	including	502.00	521.60	19.60	6.59
	including	502.00	503.00	1.00	44.70
	and	517.00	521.00	4.00	10.05
FG23-345		461.00	510.50	49.50	1.44
	including	461.00	463.50	2.50	9.20
	and	488.50	491.50	3.00	2.92
	including	505.00	506.00	1.00	4.36
		555.00	561.00	6.00	1.43
	including	555.00	557.00	2.00	2.25
		590.40	596.00	5.60	1.18
	including	590.40	592.80	2.40	2.05
		694.90	700.30	5.40	2.47
	including	697.00	698.20	1.20	8.99
FG23-346		428.30	443.80	15.50	2.26
	including	433.00	435.00	2.00	3.32
	and	440.00	443.00	3.00	5.03
		460.00	463.30	3.30	19.84
	including	461.10	462.20	1.10	54.07
FG23-347		466.00	467.00	1.00	3.83
		476.80	478.00	1.20	4.80
		483.00	484.50	1.50	2.59
		511.00	545.00	34.00	0.83
	including	529.00	531.00	2.00	1.75
	and	538.00	543.00	5.00	1.90
	including	541.50	543.00	1.50	3.76
		592.50	626.00	33.50	1.28
	including	592.50	595.50	3.00	4.90
	including	593.50	594.50	1.00	9.97
	and	622.00	626.00	4.00	3.34
	including	622.00	623.00	1.00	7.90

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Hole		From (m)	To (m)	Length (m)	Au (g/t)
FG23-348		514.00	517.00	3.00	1.10
		622.00	624.30	2.30	6.44
	including	623.00	624.30	1.30	9.30
FG23-350A		12.00	508.00	496.00	1.14
	including	38.00	59.00	21.00	2.84
	and	68.00	87.00	19.00	2.06
	and	115.00	146.20	31.20	2.40
	including	133.20	141.20	8.00	4.19
	and	169.70	181.00	11.30	2.31
	and	209.00	228.00	19.00	5.45
	and	407.00	417.00	10.00	2.82
		683.00	807.00	124.00	1.06
	including	691.40	693.20	1.80	6.46
	and	738.00	746.60	8.60	2.56
	including	738.00	740.00	2.00	5.73
	and	775.00	786.00	11.00	3.22
	including	776.00	778.00	2.00	9.31
		846.00	848.00	2.00	2.08
		899.00	940.00	41.00	0.74
		978.00	997.20	19.20	0.92
FG23-351		372.50	374.50	2.00	5.92
		403.20	420.00	16.80	2.19
	including	404.20	411.20	7.00	3.28
	including	405.20	410.20	5.00	3.60
	and	413.20	415.20	2.00	3.21
		434.00	448.50	14.50	1.29
	including	434.00	435.20	1.20	3.10
	and	447.00	448.50	1.50	5.39
		727.50	780.00	52.50	0.67
	including	727.50	728.00	0.50	2.90
	and	734.00	736.00	2.00	3.00
	and	779.00	780.00	1.00	2.21
FG23-353		359.30	362.00	2.70	2.13
		457.50	459.00	1.50	2.62
		528.00	544.00	16.00	2.10
	including	528.00	529.00	1.00	6.27
	and	534.70	543.00	8.30	2.82
	including	536.00	537.00	1.00	6.13
	and	540.00	543.00	3.00	4.07
		582.10	584.00	1.90	2.35

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Hole		From (m)	To (m)	Length (m)	Au (g/t)
FG23-354		634.90	647.00	12.10	1.61
	including	634.90	638.00	3.10	3.63
	and	646.00	647.00	1.00	4.24
FG23-356		21.20	944.00	922.80	0.75
	including	145.90	184.00	38.10	1.14
	and	523.00	944.00	421.00	1.16
	including	580.00	801.00	221.00	1.69
	including	612.00	635.00	23.00	2.40
	and	654.00	664.00	10.00	12.42
	including	655.00	656.50	1.50	76.12
	and	709.00	710.00	1.00	26.25
	and	781.00	788.00	7.00	3.88
	including	781.00	782.00	1.00	23.24
	and	795.00	801.00	6.00	2.33
	including	795.00	796.00	1.00	9.74
	and	857.00	858.00	1.00	43.61
FG23-359		466.10	468.20	2.10	27.60
		568.00	573.00	5.00	3.64
	including	568.00	570.00	2.00	7.26
		585.00	588.20	3.20	3.70
	including	586.00	587.00	1.00	6.19
FG23-361		173.00	175.70	2.70	1.96
	including	173.00	173.70	0.70	6.17
		461.20	463.50	2.30	16.47
		469.50	470.00	0.50	4.18
		484.10	489.10	5.00	2.19
	including	485.00	486.00	1.00	5.26
		632.50	638.50	6.00	1.88
	including	637.00	638.50	1.50	4.56
FG23-363		337.00	338.00	1.00	2.11
		511.10	532.40	21.30	1.20
	including	511.10	514.00	2.90	4.33
FG23-366		391.50	392.50	1.00	2.21
		524.70	526.00	1.30	4.28
		594.50	597.40	2.90	6.23
	including	595.70	596.60	0.90	15.80
FG23-367		908.00	908.70	0.70	1.66
FG23-368		505.50	507.40	1.90	2.87
		558.50	568.50	10.00	3.14
	including	558.50	559.50	1.00	15.94

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Hole		From (m)	To (m)	Length (m)	Au (g/t)
FG23-370		548.00	549.00	1.00	2.91
		566.00	566.70	0.70	2.07
		586.00	597.00	11.00	0.85
	including	586.00	587.00	1.00	2.91
	and	595.50	597.00	1.50	2.11
		658.00	692.40	34.40	0.79
	including	658.00	677.00	19.00	1.06
	including	658.00	659.00	1.00	3.23
	and	667.00	667.70	0.70	3.04
	and	674.00	676.00	2.00	2.90
	and	687.00	692.40	5.40	1.00
FG23-371		685.00	686.10	1.10	1.21
FG23-372		334.50	336.00	1.50	7.24
		506.00	515.00	9.00	1.12
		560.60	572.00	11.40	2.26
	including	563.60	568.60	5.00	4.07
FG23-378		441.50	442.60	1.10	3.33
		496.00	517.00	21.00	0.82
	including	506.00	511.00	5.00	1.25
		654.00	656.00	2.00	3.04
		666.40	667.30	0.90	2.37
		709.00	717.80	8.80	1.71
	including	711.00	713.00	2.00	5.13
FG24-385		261.40	332.40	71.00	0.88
	including	296.70	325.00	28.30	1.40
	including	296.70	298.50	1.80	19.81
	and	315.00	316.00	1.00	3.24
		360.00	364.00	4.00	2.37
	including	363.00	364.00	1.00	5.95
		408.10	417.00	8.90	2.01
FG24-387		313.50	508.00	194.50	0.80
	including	326.00	329.00	3.00	3.02
	and	379.10	380.00	0.90	4.21
	and	438.00	443.00	5.00	2.54
	and	464.70	468.00	3.30	8.56
	including	467.00	468.00	1.00	23.90
	and	474.50	476.70	2.20	4.60

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Hole		From (m)	To (m)	Length (m)	Au (g/t)
FG24-388		312.00	380.90	68.90	1.97
	including	314.00	323.40	9.40	4.82
	including	318.00	320.10	2.10	11.25
	and	339.50	352.00	12.50	3.01
	including	343.50	346.50	3.00	6.91
	and	350.90	352.00	1.10	6.63
	and	375.00	380.90	5.90	4.15
FG24-390		209.00	210.00	1.00	10.72
		221.50	250.00	28.50	0.55
		244.20	245.20	1.00	2.96
		280.00	294.00	14.00	6.12
	including	281.20	282.10	0.90	68.13
	and	288.00	294.00	6.00	3.24
	including	291.00	292.00	1.00	9.13
FG24-410		471.00	485.00	13.90	2.90
FG24-414		377.90	397.00	19.10	1.04
		449.40	470.50	21.10	1.28
FG24-415		345.50	362.00	16.50	1.06
		443.00	451.00	8.00	2.07

10.4	Qualified Person’s Opinion

In the opinion of the QP, Tim Maunula, P.Geo., the drill-hole logging and survey procedures employed are consistent with generally accepted industry best practices and are therefore considered reliable for the purposes of Mineral Resource estimation.

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

11	SAMPLE PREPARATION, ANALYSES, AND SECURITY

The assay data used for this Technical Report represents a comprehensive compilation from certified laboratories, including both historical data from past owners, and recent diamond drilling by Mayfair Gold. The QP believes that certified laboratories historically employed industry best-practice in sample preparation, analyses, and security methods and procedures when developing the data used for the Mineral Resource estimate presented in this Technical Report.

11.1	Historical Sampling Pre-2011

LSG compiled a master assay table from various historical records. The database listed assay intervals accompanied by location, Hole ID, from, to, sample number, lab name, assay certificate number, and date; and for each listed interval, a variety of assay results (e.g., check, repeat, and duplicate assays). Prior to 2011, LSG undertook a program of assay certificates database verifications to ensure that the most-reliable method of analysis was selected given the value of the sample (e.g., gravimetric for samples with >3 g/t Au). This process also served to verify the database. Scans of paper drill logs and assay certificates were available to verify data in the master assay table.

Accurassay, TSL Laboratories Inc., and Bourlamaque assayed samples from the early 1986 holes on the Fenn–Gib Project, then Swastika Laboratories (Swastika) (up to 1994), Spectrolab (up to 1997), and Chimitec (1998 and 1999). Swastika Laboratories performed the assaying for the holes Barrick drilled. Swastika is in Swastika, Ontario; Accurassay is in Thunder Bay, Ontario; Bourlamaque Laboratoire D’Analyse is in Val d’Or, Quebec; Spectrolab is in Geraldton, Ontario; TSL Laboratories Inc. is in Saskatoon, Saskatchewan; and Chimitec is in Val d’Or, Quebec. All laboratories are now (except TSL Laboratories Inc. which closed in 2021) and were accredited at the time of the analyses.

Due to the historical nature of the data, it is exceedingly difficult to analyze the quality assurance and quality control (QA/QC) method used by the various companies that drilled on the property over the years. It appears that the principal method of ensuring data quality was the use of pulp duplicates that were usually sent to other independent laboratories. This is discussed further in Section 12.2. SGS Geostat (SGS, 2011) and LSG undertook a resampling and drill twin program to validate the historical data; the SGS and LSG work continues to be an excellent verification source. This is also discussed in Section 12.1.

It appears that no certified standards or blanks were used to evaluate the accuracy or contamination effects for the data collected. The assay data were almost completely produced from known laboratories in the 1990s, which were certified and had their internal controls, which included standards and blanks. Those laboratories continue to be in operation today. The verification and validation work LSG and SGS Geostat completed did not highlight any issues with bias or errors (discussed in Section 12). The sampling and analysis methods used by the previous exploration companies was adequate for the use in a Mineral Resource estimate.

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

11.2	Historical Sampling Post 2011

Since 2017, LSG has implemented a comprehensive QA/QC program employing industry standards and best practices for all its drill core. This included regularly inserting blind Certified Reference Materials (CRM) and field blanks randomly into the sample stream. Additionally, pulp and coarse rejects were systematically submitted to ALS in North Vancouver, B.C., for check analysis and additional quality control.

Samples were transported in security-sealed bags to SGS In Timmins, Ontario, and ALS in North Vancouver, for sample preparation by dry crush to 75% mesh to 2 mm, split to 250 g and pulverized to 85% mesh to 75 µm. The samples were then assayed for gold and silver using a 50 g charge with atomic absorption and AAS finish for values exceeding threshold.

A total of 1,356 control samples was assigned for QA/QC purposes and accounted for approximately 20% of total samples taken during the program.

Analyses of blank samples, both pulp and field blanks, consistently yielded gold values near or below the detection limit of the primary laboratory. A single failure was detected; however, the results illustrate no sample contamination.

The performance of the control samples was very good, reflecting the overall high quality of the analysis. Standard OREAS O-250 analyzed by ALS shows two failures; ALS O-210 had three failures, and CDN-GS-3P one failure. SGS had two failures on O-210. Overall, the failure rate of 1.6% for ALS and 1.6% for SGS is very low and illustrates good QC procedures.

ALS performed duplicates check analysis of coarse rejects. Results showed relatively good correlation evident at both low and high gold levels, with a correlation coefficient of 0.995, indicating excellent reproducibility. There appears to be a moderate scatter, which can be interpreted as reflecting the lack of coarse nuggety gold in the Fenn–Gib Deposit.

11.3	Mayfair Gold Sampling

11.3.1	Sampling Procedure

•	Sample intervals are marked directly on the drill core. Sample “from” and “to” points are marked by a vertical line drawn perpendicular to the core axis with arrows pointing towards the sample.

•

Sample information is recorded in sample booklets. The sample tag number becomes the drill core sample identification number (sample ID). QC samples are inserted into the same sampling ID sequence as the drill core. The minimum sample length is 0.5 m, and the maximum is 1.5 m. Sampling intervals are not to cross major lithology boundaries.

•

The Core Technician marks a cut line on the core prior to cutting. Drill core samples are cut lengthwise, and half of the core is placed into a sample bag. The other half of the core is placed back into the core box in its original location. The second portion of the sample tag is stapled into the core box in its original location (end of the sample).

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

•	Sample bags are labelled with the sample ID, and the third portion of the sample tag is placed into the sample bag. Sample bags are sealed with a zip tie or staples.

•	Core is stored within a locked core yard (Figure 11-1) adjacent to the core-shack at 489 MacDougall Street in Matheson, Ontario.

Source: Maunula (2023)

Figure 11-1: Core Storage Yard, Matheson, Ontario

11.3.2	Sample Preparation and Analysis

Mayfair Gold has used four laboratories: Activation Laboratories Ltd. (ActLabs), Swastika, AGAT Laboratories (AGAT), and MSALABS. Mayfair’s primary lab has been Swastika (>50%) followed by ActLabs (5.3%), and AGAT (2.3%). No photon assays from MSALABS have been used in this Mineral Resource estimate.

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

ActLabs

ActLabs is an analytical company with global locations. Fenn–Gib Project samples are prepared and analyzed at their ISO 17025:2005-accredited Timmins location at 1752 Riverside Drive.

•	Drill Core Sample Preparation Package (RX1)

•	Samples are crushed to 80% passing 2 mm. Samples are then split via a riffle to obtain a 250 g sample. 250 g samples are pulverized to 95% passing 105 µm. Cleaner sand is used.

•	Gold Fire Assays Package (1A2b-30)

•	Gold fire assay with AA finish of a 30 g sample

•	Under limit of 5 ppb (0.005 g/t)

•	Over limit of 10,000 ppb (10 g/t).

•	Gold Fire Assays Package (1A2-Timmins)

•	Gold fire assays with AA finish of a 10 g sample.

•	Overlimit Assay Package (1A3-30)

•	Gold fire assay with gravimetric finish. When assays from 1A2b-30 return with values >10 g/t they are sent for this package.

•	Under limit of 0.03 g/t

•	Over limit of 10,000 g/t.

•	Specific Gravity (SG) Core-Timmins

•	A 20–50 g dry core piece is weighed (a).

•	The same piece of core is then weighed while submerged completely in water (b).

•	SG is calculated using following formula SG = a / (a-b).

•	Two pieces per SG sample are measured to show variance and to identify samples to be rechecked.

•	Multi-element Packages

•	1F2 QOP Total (Total Digestion ICPOES)

•	Code 8-4 Acid Total Digestion-ICPMS.

Swastika Laboratories

Swastika is an ISO 17025:2017-accredited assay lab. Fenn–Gib Project samples are prepared and analyzed at their Swastika location 6 km southwest of Kirkland Lake, Ontario.

•	Drill Core Sample Preparation Package

•

Samples are crushed to minimum 80% passing 1,700 µm. Samples are then split to obtain a 300–500 g sample using a rotary divider. 300–500 g samples are pulverized to minimum 85% passing 74 µm. Cleaner sand is utilized.

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

•	Gold Fire Assays Package

•	Gold fire assay with AA finish of a 30 g sample

•	Under limit of 10 ppb (0.01 g/t).

•	Overlimit Assay Package

•	Gold fire assay with gravimetric finish. When assays return with values >10 g/t they are sent for this package.

•	Under limit of 0.3 g/t.

•	Specific Gravity

•	A dry and room temperature core piece is weighed (Wa)

•	The same piece of core is then weighed while submerged completely in water (Ww)

•	SG is calculated using following formula SG = Wa / (Wa-Ww).

AGAT Laboratories

AGAT is an analytical company that operates across Canada; it is ISO 17025:2017 accredited and certified to the ISO 9001: 2015 standard. Fenn–Gib Project samples are prepared at AGAT Timmins. Samples are shipped for analysis to their lab at 5623 McAdam Rd., Mississauga, Ontario.

•	Drill Core Sample Preparation Package (200001 Code)

•	Samples are crushed to 75% passing 2 mm. Samples are then split to obtain a 250 g sample. 250 g samples are pulverized to 85% passing 75 µm.

•	Gold Fire Assays Package (202051 Code)

•	Gold fire assay with AAS finish of a 30 g sample

•	Under limit of 2 ppb (0.002 g/t).

•	Overlimit Assay Package (202064)

•	Gold fire assay with gravimetric finish. When assays return with values >10 g/t then are sent for this package.

•	Multi-Element Package—(201070)

•	Select samples may be sent for multi element suite

•	4 acid digestion with ICP-OES finish for 43 elements.

MSALABS Timmins

MSALABS is global provider of geochemical laboratory services for the exploration and mining industries. Fenn–Gib Project samples are submitted to the lab at 757 Algonquin Blvd East, Timmins, Ontario. MSALABS follows the guidelines of ISO17025 accreditation and ISO9001, ISO14001, and ISO45001 certification:

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

•	Sample Preparation (CRU-CPA)

•	Dry entire sample, crushed up to 1 kg to 70% 02 mm, split 500 g.

•	Photon Assay (CPA-Au1)

•	Gamma ray analysis of sample for gold by photon assay instrument.

11.3.3	Quality Control Samples

To ensure data quality and integrity, the Fenn–Gib Project maintains a rigorous quality control program. The program systematically inserts three QC samples in every 25 samples: one CRM, one blank, and one duplicate. CRMs, sourced from certified commercial retailers, consist of homogeneous fine pulp material with known certified grades and expected variability. These selected CRMs enable assessment of the accuracy of the assay data and monitor for potential bias:

•

The Project uses three different CRMs, at three different grade points during the sampling process. The three different grade ranges reflect the Fenn–Gib Project’s mineralization, and consist of a low grade (<1 g/t), a mid grade (1–3 g/t), and a high grade (5–9 g/t).

•	As of January 2021, the Fenn–Gib Project has used CRMs from OREAS and CDN Resource Laboratories.

Blank samples consist of material that has negligible grade concentrations. These samples are used to monitor for sample contamination during the preparation or analysis process. As of January 2021, the Fenn–Gib Project is using sand blasting material for its blank samples. The silica sand is sourced from an auto parts store.

Duplicate samples are used to assess the precision of the assay data. A duplicate sample is split from the original sample and given its own sample identification number. As of January 2021, duplicate samples used in the Fenn–Gib Project drill program consist of “coarse” and “pulp” preparation duplicate samples. These samples are prepared at the assay lab during the sampling process. As of April 25, 2022, Mayfair uses only coarse duplicate samples in their sampling program.

Check assay samples consist of the pulp portion of drill core samples from previously assayed samples. Check assay samples are sent to a secondary lab to assess the accuracy of the assay results. Check assays are submitted on a quarterly to biannual basis, or upon completion of a drill program. Approximately 2% of drill core samples are selected for check assay samples:

•	Approximately half of the samples will be randomly selected from the entire core sample population.

•	The other half of the samples will be randomly selected from samples that returned values >0.34 g/t Au.

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

11.3.4	QA/QC Control Charts

Assay certificates are imported into the GeoticLog program using the “import certificate” function. This function will match the sample ID in the certificate to the correct sample ID and drill hole in GeoticLog. An access database, “Fenn–Gib database,” was created as the working drill hole, assay, and QC monitoring program. The database is linked to the GeoticLog program and pulls the information from there. Query functions have been created to filter QC data by each sub type. In each query, expressions have been built to flag assay results that lie outside of the accepted control limits. The database is password protected.

The QA/QC review and control charts are based on work completed between April 2023 and May 2024.

Blanks

Mayfair Gold inserted 1,595 blank control samples. There were two samples reporting >0.5 g/t Au (Figure 11-2) with the remaining failures below that limit (0.13% failure rate). No batches were repeated.

Source: Mayfair Gold (2024)

Figure 11-2: Control Chart—Blank Material

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Certified Reference Materials

The CRM sample certificates indicate the accepted values and ranges or control limits. The reported standard deviation in the CRM certificate is used to define the warning and failure limits:

•	±2 times standard deviation is considered a warning limit.

•	±3 times standard deviation is considered the failure limit.

The Fenn–Gib Project uses the following parameters to identify CRM failures that require repeat assays:

•	Any single CRM result that falls outside of 3 standard deviations.

•	Two or more CRMs that fall outside of 2 standard deviations in a single reported assay certificate. The CRMs do not need to be from the same type.

•	A single CRM result that falls outside of 2 standard deviations with a blank or duplicate failure in the same certificate.

•

In some cases, the database manager may consider a single CRM that is outside of 2 standard deviations as a failure if there is an increased amount of CRM samples from multiple certificates from the same lab in the warning zone within a given time period.

The current CRMs in use by Mayfair Gold are: OREAS-256b, OREAS-251b, and OREAS-254b. Failures were less than 1%, with no repeat assays conducted, as no significant assays were in sequence. Control charts for these three CRMs are shown in Figure 11-3 to Figure 11-5. In general, the three current CRMs perform well within two standard deviations. For the photon assay conducted by MSALABS, there is not sufficient pulp material for analysis, so the samples are marked as IS (for “Insufficient Sample”) and plotted at 0 g/t Au on the CRM Control Charts.

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Source: Mayfair Gold (2024)

Figure 11-3: Control Chart—CRM OREAS 251b

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Source: Mayfair Gold (2024)

Figure 11-4: Control Chart—CRM OREAS 254b

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Source: Mayfair Gold (2024)

Figure 11-5: Control Chart—CRM OREAS 256b

Duplicates

Coarse duplicate samples were collected after the original sample had been crushed for Swastika (1,568 samples), ActLabs (27 samples), and MSALABS (2 samples). It is expected that duplicate results will return an assay value that is in line with its original sample:

•	Acceptable range for coarse duplicate samples is ±25% of the original assays.

•	If the gold difference between the original and check assay is less than 0.1 g/t, a percent difference outside of 25% it is not considered to be an outlier.

The check assays were evaluated using quartile–quartile (Q–Q) plots and relative difference statistics. For Swastika, less than 3% did not meet the QC criteria, and for ActLabs all samples passed. Figure 11-6 compares the various labs using a Q–Q plot to confirm the repeatability.

The Project’s QC program identified and addressed quality control issues in 2023. Of the four QC failures, one resulted from a result of a sample mix-up with the CRM which was resolved. The remaining three samples initially showed values outside acceptable limits but were confirmed to be within specifications upon re-analysis. Additionally, twenty-three sampling errors, primarily from submitting the incorrect CRM, were identified and resolved; no re-assays were submitted.

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

The 2024 quality control program identified one QC assay failure resulted from a lab mix-up in samples and resolved through re-analysis. Six QC errors, primarily due to insertion of a different CRM than recorded, were identified and resolved; no additional re-assays were required.

Source: Mayfair Gold (2024)

Figure 11-6: Control Chart—Duplicate Samples

Check assays consisting of the pulp portion of drill core samples previously assayed by Swastika (625 samples) and AGAT (137 samples) were submitted to ActLabs. Check assay samples assess the accuracy and precision of the assay data. It is expected that check assay results will return an assay value that is in line with its original sample:

•	Acceptable range for pulp duplicate samples is ±15% of the original assays.

•	If the gold difference between the original and check assay is less than 0.1 g/t, a percent difference outside of 15% it is not considered to be an outlier.

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

The check assays were evaluated using Q–Q plots and relative difference statistics. The results demonstrate repeatability between labs if samples near the detection limit are removed from the analysis; about 6% of the check assays did not meet the criteria. Figure 11-7 and Figure 11-8 are the Q-Q plots comparing the Swastika and AGAT samples with ActLabs, and confirming the repeatability.

Source: Mayfair Gold (2024)

Figure 11-7: Control Chart—Check Assays, Swastika vs. ActLabs

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Source: Mayfair Gold (2024)

Figure 11-8: Control Chart—Check Assays, AGAT vs. ActLabs

11.4	Density Determinations

Density determinations were performed on split core, primarily by Swastika, with some determinations by ActLabs. Density determinations were calculated using the formula SG = Wa / (Wa-Ww), where Wa is the weight of the dry sample, and Ww is the weight of the sample while submerged completely in water. Since 2023, density determinations have been conducted for every tenth sample submitted. In 2023, there were 1,948 density determinations, and 4,360 in 2024.

11.5	Adequacy Statement

The QP, Tim Maunula, P.Geo., believes that the historical and present-day sampling preparation, security, analytical procedures, and quality control protocols conform to generally accepted industry best practices at the time they were performed, and are therefore reliable for the purpose of Mineral Resource estimation.

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

12	DATA VERIFICATION

Data verification has been conducted historically and is ongoing; all of which adequately supports the Mineral Resource estimate.

12.1	Historical Verification

As the historical data are a large component of the database, validation and verification of the data have been part of the ongoing work. A variety of validation and verification techniques have been conducted:

•	LSG and Dagbert & Desharnais (2011) conducted a 10% data check compared with scanned laboratory certificates. No discrepancies were identified.

•	Dagbert & Desharnais (2011) compared the pulp duplicate data with the original assays. With the exception of a limited dataset (0.6% of the 2011 database), there appeared to be no significant bias.

•	LSG resampled 223 assay intervals (277.1 m) of remaining half cores from the 1986 to 1998 drilling. No significant bias was identified (Dagbert & Desharnais, 2011).

•	LSG conducted an eight-hole twin drilling program in 2011. The results showed good correlation between the original and the twinned holes (Dagbert & Desharnais, 2011).

•

A block model was estimated using pre-2017 data versus 2017 data. In general, there was good correlation, except in areas of lower data density. No systematic bias was identified (Kirkham et al., 2021).

Additional details are available in the Dagbert & Desharnais (2011) and Kirkham et al. (2021) technical reports.

12.2	TMAC Verification

12.2.1	Site Visits

QP Tim Maunula conducted his original site visit on February 6 and 7, 2023, including an inspection of the property, review of diamond drilling and logging, sampling, and core-storage facilities in Matheson.

A site visit, in support of the 2024 Mineral Resource estimate was conducted on April 16 and 17, 2024, including inspecting the property and reviewing diamond drilling and logging, sampling, and core storage facilities in Matheson, Ontario. Mr. Howard Bird, former Vice-President Exploration for Mayfair Gold accompanied Mr. Maunula on both site visits.

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

12.2.2 Diamond Drilling

Major Drilling currently conducts diamond drilling. Generally, casing is capped, the drill holes flagged, and the collar identification recorded on a metal strip (Figure 12-1). Mr. Maunula verified the collar locations for FG23-347, FG23-359, FG23-368, and FG24-372 within one metre.

Source: Maunula (2024)

Figure 12-1: Collar Labelling, FG23-347

Drill core from FG23-368, FG24-387, and FG24-390 was reviewed. The QP’s visual inspection of the drill core confirmed there was no material bias or errors noted from comparison with the logging and sampling recorded in the drill logs.

12.2.3	Database Verification

TMAC conducted data verification during the update of the 2024 Mineral Resource estimate. This included the built-in checks associated with importing data in GEMS and MinePlan, random checks of database assays compared with assay certificates, and reviewing the QA/QC performance (Section 11). As discussed in Section 14, exploratory data analysis to evaluate the grade distribution, as discussed in Section 14, was an additional component of the data verification process.

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

TMAC completed data verification of the assay grades for three drill holes compared with the associated digital import file. This was approximately 4% of Mayfair Gold’s new drilling used in the Mineral Resource estimate. TMAC did not identify any material issues and data were found to match the original certificates.

12.2.4	Qualified Persons’ Opinion

Upon completing the data verification process, the QP believes that the geological data collection, sampling, and QA/QC procedures Mayfair Gold used are consistent with accepted industry practices, and that the database is of suitable quality to support the Mineral Resource estimate, as reported in Section 14.

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

13	MINERAL PROCESSING AND METALLURGICAL TESTING

Metallurgical studies associated with the Fenn–Gib Project include recent efforts of Mayfair Gold (2022–2025), and earlier programs that Lake Shore Gold (2014–2015) and Tahoe Resources (2017–2018) carried out. Section 13 provides an overview of metallurgical definition and development studies covering composite sample selection, rock hardness characterization, physical material properties, and the evaluation of applicable processes methods, including gravity concentration, whole ore cyanidation, flotation, pressure oxidation, and cyanidation of a reground flotation rougher concentrate.

13.1	Conclusion from Metallurgical Testing

Gold is the primary commodity of interest at the Fenn–Gib deposit, occurring predominantly with pyrite and as fine free gold grains. In the opinion of the metallurgical QP, testwork completed to date has maintained a high-standard, including check assays and quality control, and is well suited for future phases of project engineering and development.

With the understanding gained from the metallurgical test programs, a hybrid process approach has been developed that considers a P80 106 µm flotation feed size with 23% to 25% mass pull yielding 94% to 96% Au recovery to a rougher concentrate. Subsequent regrinding of the concentrate to P80 10 to 13 µm followed by intensive cyanidation achieved 94% to 97% Au extraction for an estimated overall 90% Au extraction at a 1.5 g/t Au feed grade.

13.2	Findings from Metallurgical Testing

Comprehensive rock hardness characterization was completed on ten composites (GCC-01 to GCC-008, GCC-10, GCC-012), considering crusher work index, JKTech Axb rock competency, SAG Power Index (SPI), Bond ball mill work index, and abrasion index. This work confirmed the mineralized material to be relatively hard and competent. The average crusher work index is 16.0 kWh/t (range: 8.4–21.6 kWh/t), and the Bond ball mill work index averages 17.8 kWh/t (range: 16.2–20.5 kWh/t). The rock demonstrates strong mechanical integrity, with an average JKTech Axb value of 25.7 (range: 22.7–36.4), and moderate abrasiveness, reflected by an average abrasion index of 0.34 g/h (range: 0.10–0.59 g/h). These results further support the robustness of the proposed processing strategy.

Test work to evaluate gravity recoverable gold (GRG) content indicates 0% to 37% of gold values in the feed are present at a grain size coarser than 20 µm and recoverable as GRG to an intermediate product for subsequent on-site cyanidation.

Metallurgical variability testing conducted in 2024–2025 included 50 composite samples representing a range of gold grades, sulphur content, lithologies, and mining phases, with an emphasis on material expected during the first seven years of production. This work established baseline criteria for process design, including flotation feed grind size, mass pull, retention time, reagent selection, regrind parameters, and dewatering requirements.

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

The 2024-2025 testing program identified the presence of finely disseminated gold values within pyrite, which resulted in a slight decrease in observed cyanide soluble Au extraction on some samples typically below a feed grade of 1.2 g Au/t. The variability in metal recovery has been accounted for in the metallurgical gold recovery model.

Rougher flotation at 23%–25% mass pull consistently achieved 94%–96% gold recovery. Cleaner flotation at 5% mass pull yielded slightly lower recoveries of 90%–92%, with improved concentrate grade.

Prior to the 2024-2025 metallurgical test programs, previous efforts considered alternative process strategies and are outlined as follows:

Whole ore cyanidation tests conducted at P80 106 µm yielded variable gold extraction ranging from 32%–95%, influenced by head grade and sulphide content. Diagnostic leaching confirmed that residual gold was associated with sulphides, with minor dissemination within silicates.

Pressure oxidation (POX) trials on rougher concentrate yielded a gold extraction between 89% to 99% with 97% to 99% sulphide oxidation. Partial 72% sulphide oxidation also yielded acceptable 92% Au extraction which confirms Au-sulphide mineralization is not entirely refractory.

Gold deportment is broadly characterized as 35% fine free gold and 65% associated with sulphides, either as surface dissemination, inclusions, or solid solution within pyrite.

Notably, flotation followed by concentrate regrinding and cyanidation yielded comparable results to the more complex and higher capital cost approach that involves flotation followed by pressure oxidation.

Heavy liquid separation (HLS) testing identified that the host rock and mineral suite at P80 106 µm exhibit minimal variability in specific gravity, offering limited potential for upgrading or gangue rejection with this method.

The two viable processing options identified for the Fenn-Gib project include: (i) off-site smelting of a flotation concentrate, and (ii) on-site regrinding of a flotation concentrate followed by intensive cyanidation. Both approaches support effective water management and a practical reclamation and closure strategy. Financial analysis favors the on-site processing route, given the cost implications of concentrate transport and smelter/refining charges.

13.3	Metallurgical Testwork

13.3.1	Composite Sample Selection

Composite sample selection for 2024–2025 metallurgical testwork is summarized in Table 13-2 and considered diamond drill-hole intercepts with a specific focus on:

•	A representative distribution of lithology

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

•	A spatial distribution of samples within the deposit

•	Contiguous intervals for Geo-Met modelling

•	A representative grade range for g/t Au and % sulphide (S2-)

13.3.2	Lithology

As outlined in Table 13-1, thirty-two (32) different deposit lithologies have been grouped into five principal rock types according to a classification matrix that includes:

•	Felsic rock with >65% SiO[2]

•	Intermediate rock with 55% < x < 65% SiO[2]

•	Mafic rock with 45% < x < 55% SiO[2]

•	Ultramafic rock with <45% SiO[2]

•	Sedimentary material (from weathering and decomposition of other rock types).

For each lithology, similar chemical composition may be present as intrusive (below surface) or as volcanic (above surface), with characteristically different mineral grain size and structure. The slower rate of cooling associated with intrusive versus volcanic rock, in addition to variable silicification, hydrothermal activity, and brecciation are among the factors that contribute to observed differences in rock fracture density, material competency, abrasivity, and hardness.

Gold values present within the deposit are associated predominantly with intermediate and mafic rock types, which aligns with the cross-section of composites and lithologies selected.

Table 13-1: Fenn–Gib Project Composite Sample Identification and Lithology

Description	Lithology	Metallurgical Samples	Hardness Samples	Intrusive	Volcanic	Sedimentary
Felsic	FV	—	—		Felsic Volcanic	—
	AFI			Altered Felsic Intrusive
	FI			Felsic Intrusive
	QCV			Quartz-Carbonate Vein
	QFP			Quartz-Feldspar-Porphyry
	QV			Quartz Vein
Intermediate	IV				Intermediate Volcanic	—
	II	2	1	Intermediate Intrusive
	AII			Altered Intermediate Intrusive
	AFP			Altered Feldspar Porphyry
	FP			Feldspar Porphyry
	BBFP			Beige-Buff Feldspar Porphyry
	CFP			Oatmeal Feldspar Porphyry
	ASYN	7		Altered Syenite
	SYN	15	2	Syenite
	DIO			Diorite

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Description	Lithology	Metallurgical Samples	Hardness Samples	Intrusive	Volcanic	Sedimentary
Mafic	AMV	9	2		Altered Mafic Volcanic	—
	MV	2	2		Mafic Volcanic
	PMV	1			Pillowed Mafic Volcanic
	VMV				Variolitic Volcanic
	MI			Mafic Intrusive
	AMI	1		Altered Mafic Intrusive
	PYX	10	2	Pyroxenite
Ultra-Mafic	UMV				Ultramafic Volcanic	—
	UI			Ultramafic Intrusive
	AUV			Altered Ultramafic
	CGR			Green Carbonate
	KIMB			Kimberlite
	LAMP	3		Lamprophyre
Sedimentary	OVB	—		—	—	Overburden
	ASED					Altered Sediments
	SED		1			Sedimentary

Total Samples		50	10

Source: Haggarty Technical Services in conjunction with Fenn–Gib Project geologists

13.3.3	Composite Sample Details

The approach towards Fenn–Gib composite sample selection has evolved over time. Recent testwork conducted between 2023 and 2025 considered variability samples as contiguous mineralized intercepts, with each sample typically derived from a single diamond drill hole.

This contrasts to the approach used prior to 2023 where bulk composites were based on extended interval lengths and potentially included material from multiple drill holes, representing a larger spatial volume.

Both approaches to composite sample preparation are valid. In some cases, a broad-scale bulk sample is necessary to obtain sufficient sample weight from drill core to support metallurgical or pilot-plant testing.

Discrete interval samples are well suited for geological–metallurgical (GeoMet) modelling, with an ability to evaluate a cross-section of gold and sulphide head grades, and varied lithological domains, to establish the expected influence of mineralogical composition on Au extraction and rock hardness.

Additional consideration was given to the mine production schedule in selecting the 50 composite samples for variability testwork. Mining Phase 1 is loosely defined as less than 80 m below surface, Phase 2 less than 130 m from surface, Phase 3 less than 200 m from surface, and future mined material as more than 200 m below surface. Samples selected from Phases 1 to 3 are indicative of process-plant feed in the initial years of the operation.

A summary of previous and more recent composite samples associated with testwork is summarized in Table 13-2, with a range in grade from 0.2 to 19.1 g/t Au and 0.3 to 8.1% S2-.

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Table 13-2: Composite Sample Details

Composite ID	Year	Drill Hole	Interval Depth (m)	Lithology	Au g/t	%Fe	%S2-
FG-11-05	2015	FG-11-05	73.5 to 120.0	MV	2.38	7.48	4.02
FG-11-08	2015	FG-11-08	36.0 to 74.0	AMI	1.33	7.27	2.68
FG-12-13	2015	FG-12-13	313.0 to 325.1 361.4 to 369.2 387.4 to 395.3	SED	0.94	5.13	2.58
FG-12-29	2015	FG-12-29	366.2 to 392.5	UMV	1.98	6.77	1.72
M-1	2017	FG-17-49	194.8 to 213.0	DIO	0.76	5.59	1.59
M-2	2017	FG-17-48	235.5 to 254.2	DIO	0.56	4.12	1.70
M-3	2017	FG-17-51	371.0 to 389.5	DIO	0.91	7.71	3.10
M-4	2017	FG-17-57	326.9 to 346.0	MV	0.46	8.54	2.56
M-5	2017	FG-17-57	376.0 to 396.7	MV	0.44	8.69	1.64
M-6	2017	FG-17-49	439.3 to 461.5	MV	0.45	6.98	1.01
M-7	2017	FG-17-48	408.3 to 427.0	MV	1.55	6.29	3.86
M-8	2017	FG-17-43	399.0 to 420.6	SED	0.65	8.97	8.08
M-9	2017	FG-17-49	291.1 to 313.5	MIXED	0.97	6.64	4.15
M-10	2017	FG-17-56	313.7 to 331.0	MIXED	1.85	4.26	2.10
M-11	2017	FG-17-56	268.3 to 289.0	MIXED	1.09	8.55	5.94
M-12	2017	FG-17-43	443.0 to 461.8	MIXED	0.88	6.57	2.69
M-13	2017	FG-17-62	280.0 to 298.0	PYX	0.80	7.53	3.41
M-14	2017	FG-17-60	270.0 to 288.7	PYX	0.40	4.15	0.60
M-15	2018	FG-17-72	210.0 to 227.3	SYN	1.12	9.15	7.17
M-16	2018	FG-17-72	296.0 to 313.4	MV	0.89	5.99	3.18
M-17	2018	FG-17-88A	140.5 to 157.6	MV	0.75	6.38	1.83
M-18	2018	FG-17-93	46.1 to 63.5	SYN/II	1.19	4.85	2.76
M-19	2018	FG-17-93	208.0 to 226.6	MV	0.52	6.43	1.68
M-20	2018	FG-17-97	124.4 to 142.1	SYN	0.89	4.63	2.12
M-21	2018	FG-17-97	182.2 to 200.1	MV/SYN/II	1.43	5.03	1.32
M-22	2018	FG-17-105	12.0 to 30.0	MV/SYN	0.62	5.19	2.45
M-23	2018	FG-17-105	166.0 to 183.4	MV	0.80	7.12	2.88
M-24	2018	FG-17-67	250.0 to 268.0	PYX	0.98	12.40	0.88
FW (Footwall)	2022	FG21-158 FG21-158 FG21-158 FG21-161	30.9 to 35.0 61.0 to 62.0 85.4 to 87.0 37.0 to 56.0	AMV	0.56	8.34	4.44
South Pit	2022	FG21-147b	47.0 to 52.0 83.0 to 85.0 132.0 to 135.0 138.5 to 141.8 158.2 to 165.4 181.0 to 206.5	ASED BBFP CGR AMV	1.56	6.66	2.42

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Composite ID	Year	Drill Hole	Interval Depth (m)	Lithology	Au g/t	%Fe	%S2-
Central Pit Upper	2022	FG21-155 FG21-155 FG21-155 FG21-155 FG21-155 FG21-155 FG21-152 FG21-152 FG21-152 FG21-152	11.5 to 21.3 49.0 to 50.0 52.0 to 53.0 55.0 to 57.0 61.5 to 72.0 81.2 to 82.5 13.2 to 17.0 33.0 to 34.0 63.0 to 69.0 84.0 to 89.0	ASYN ASYN ASYN ASYN SYN/AII SYN SYN ASYN ASYN SYN	1.14	6.48	3.31
Central Pit Mid	2022	FG21-152 FG21-152 FG21-152 FG21-152 FG21-152 FG21-152 FG21-152 FG21-155 FG21-155 FG21-155 FG21-155 FG21-155 FG21-155	94.0 to 97.0 100.0 to 102.0 112.0 to 116.0 126.7 to 127.7 129.0 to 139.0 142.5 to 143.4 150.0 to 156.0 87.5 to 90.0 95.8 to 97.0 99.9 to 101.7 110.7 to 112.0 130.8 to 140.0 160.5 to 162.0	SYN/LAMP SYN AFI LAMP AII/SYN/AMI SYN VMV ASYN SYN AII AII ASYN AMV	1.33	4.96	2.11
Central Pit Lower	2022	FG21-152 FG21-152 FG21-152 FG21-155 FG21-155 FG21-155 FG21-155 FG21-155 FG21-155 FG21-155 FG21-155	178.5 to 189.0 204.0 to 207.0 219.9 to 223.1 165.0 to 166.0 170.0 to 171.0 173.0to 174.0 188.8 to 189.7 192.0 to 195.0 201.0 to 207.2 219.0 to 222.0 234.0 to 239.0	VMV VMV UMV AMV AMV AMV AMV AMV AMV AMV AMV	1.16	6.49	0.96
East Pit	2022	FG21-145 FG21-145 FG21-146 FG21-146 FG21-146 FG21-146 FG21-146 FG21-146 FG21-146	54.2 to 55.3 63.2 to 64.1 85.0 to 91.5 90.0 to 91.5 98.0 to 111.0 113.0 to 114.5 121.2 to 123.0 130.5 to 133.5 138.0 to 139.5	ASYN AII LAMP LAMP PYX PYX PYX PYX PYX	0.80	11.40	1.62
FW Underground	2022	FG21-139 FG21-140 FG21-146	552.0 to 562.0 492.5 to 499.0 397.3 to 405.0	AMV AMV AMV	4.15	8.28	2.53
FG-22-254	2023	FG-22-254	368.2 to 471.0	ASYN/LAMP/AII SED/DIO/CGR	1.28	5.95	2.41

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Composite ID	Year	Drill Hole	Interval Depth (m)	Lithology	Au g/t	%Fe	%S2-
Composite 1	2024	FG22-250	13.1 to 28.0	AMV	0.55	7.01	2.53
Composite 2	2024	FG22-250	28.0 to 40.0	SYN	0.47	4.88	2.56
Composite 3	2024	FG22-250	50.0 to 64.0	SYN/AMV	2.22	7.30	2.86
Composite 4	2024	FG22-250	65.0 to 81.0	AMV/SYN/ASYN	0.91	4.93	3.52
Composite 5	2024	FG22-250	86.0 to 101.0	SYN/AMV	1.10	4.47	3.56
Composite 6	2024	FG22-250	169.0 to 186.0	AMV	1.30	5.90	3.03
Composite 7	2024	FG22-250	187.0 to 208.0	SYN/AMV	1.21	4.17	1.50
Composite 8	2024	FG22-253	11.3 to 30.0	CAS/ASYN/AMV	0.46	3.48	1.94
Composite 9	2024	FG22-253	57.0 to 69.0	AMV	2.01	5.31	3.64
Composite 10	2024	FG22-253	69.0 to 81.0	AMV/ASYN	0.76	4.03	1.93
Composite 11	2024	FG22-253	81.0 to 93.2	AMV/ASYN	1.58	4.49	2.96
Composite 12	2024	FG22-253	95.0 to 111.0	SYN	0.93	3.45	2.29
Composite 13	2024	FG22-253	112.7 to 129.0	SYN	0.80	4.88	2.36
Composite 14	2024	FG22-253	153.0 to 169.5	II/SYN	1.14	6.91	1.81
Composite 15	2024	FG22-253	184.5 to 197.0	II/AMV	1.50	4.76	1.78
Composite 16	2024	FG22-253	298.2 to 310.0	AMV	1.75	3.86	1.90
Composite 17	2024	FG22-253	321.0 to 333.0	AMV/MV	2.54	4.57	1.29
Composite 18	2024	FG22-253	345.0 to 354.9	AMV/ASYN	4.67	5.60	1.89
Composite 19	2024	FG23-310	42.9 to 56.0	PYX/LAMP	0.37	6.37	0.99
Composite 20	2024	FG23-310	67.0 to 82.8	PYX	0.81	10.80	1.73
Composite 21	2024	FG23-310	87.1 to 99.0	PYX/SYN	0.42	7.10	2.05
Composite 22	2024	FG23-310	146.1 to 152.7	PYX/PMV	0.46	7.91	1.07
Composite 23	2024	FG23-312	32.5 to 36.9	PYX	6.88	7.43	0.81
Composite 24	2024	FG23-312	42.0 to 48.0	PYX	0.97	8.62	1.17
Composite 25	2024	FG23-312	67.0 to 78.1	PYX	1.33	10.10	2.81
Composite 26	2024	FG23-312	78.1 to 88.5	PYX/AMI	2.41	8.10	2.15
Composite 27	2024	FG23-312	89.5 to 99.5	PYX	19.10	7.18	0.30
Composite 28	2024	FG23-350a	35.0 to 47.1	MV	2.00	6.33	2.28
Composite 29	2024	FG23-350a	49.5 to 63.0	SYN	1.69	5.57	1.61
Composite 30	2024	FG23-350a	64.0 to 77.0	ASYN	1.86	4.65	3.35
Composite 31	2024	FG23-350a	77.0 to 88.4	ASYN	1.62	7.16	2.15
Composite 32	2024	FG23-350a	96.0 to 108.0	SYN	0.56	6.78	2.55
Composite 33	2024	FG23-350a	108.0 to 117.7	SYN	1.76	5.69	2.72
Composite 34	2024	FG23-350a	119.3 to 131.2	SYN	1.51	6.45	1.51
Composite 35	2024	FG23-350a	131.2 to 146.2	SYN	3.10	7.09	3.27
Composite 36	2024	FG23-350a	147.9 to 162.7	SYN/ASYN	Spar	—	—
Composite 37	2024	FG23-350a	168.7 to 181.0	ASYN	2.12	4.70	2.82
Composite 38	2024	FG23-350a	185.0 to 201.0	ASYN	0.68	4.17	3.15
Composite 39	2024	FG23-350a	207.3 to 218.0	SYN	6.32	5.48	4.94
Composite 40	2024	FG23-350a	218.0 to 228.0	ASYN/II/SYN	2.57	6.48	3.61
Composite 41	2024	FG23-350a	337.5 to 350.0	ASYN	Spare	—	—
Composite 42	2024	FG23-356	31.0 to 43.1	SYN	0.59	4.02	1.80
Composite 43	2024	FG23-356	52.0 to 83.0	ASYN/II/SYN/PYX	0.49	5.86	1.09

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Composite ID	Year	Drill Hole	Interval Depth (m)	Lithology	Au g/t	%Fe	%S2-
Composite 44	2024	FG23-356	115.5 to 131.0	PYX	0.78	9.29	2.33
Composite 45	2024	FG23-356	147.0 to 162.2	AMV	1.44	7.41	3.95
Composite 46	2024	FG22-253	34.0 to 50.0	AFI/AMV	0.25	6.61	1.64
Composite 47	2024	FG23-307	43.0 to 61.0	PYX/LAMP	0.18	8.61	1.05
Composite 48	2024	FG23-307	96.0 to 115.6	FP/PYX	0.22	6.95	1.40
Composite 49	2024	FG23-310	24.0 to 42.9	AII/PYX/LAMP	0.59	7.55	0.52
Composite 50	2024	FG23-312	100.5 to 113.0	PYX/LAMP	0.23	8.26	0.29
Rock Hardness Characterization Samples
GCC-01	2024	FG21-137 FG21-137 FG21-137 FG21-142	15.0 to 16.3 18.3 to 21.4 23.0 to 33.8 25.6 to 29.2	MV MV MV MV
GCC-02	2024	GT23-03 GT23-03	14.0 to 18.0 54.0 to 59.0	AMV AMV
GCC-03	2024	FG23-312	50.2 to 66.0	PYX
GCC-04	2024	FG22-250 FG23-356	40.0 to 50.0 43.1 to 49.0	SYN SYN
GCC-05	2024	FG23-302	117.0 to 132.2	SED
GCC-06	2024	GT23-03	87.0 to 91.5 97.5 to 102.0	AMV SYN
GCC-07	2024	FG22-265	27.0 to 43.0	SYN
GCC-08	2024	FG22-280	59.0 to 75.0	MV
GCC-09	2024	FG22-265	108.0 to 124.0	AMV
GCC-10	2024	FG23-360	175.0 to 185.0	PYX
GCC-11	2024	FG23-360	156.0 to 167.4	SYN
GCC-12	2024	FG22-294a	120.0 to 135.0	II

Source: Haggarty Technical Services in conjunction with Fenn–Gib Project geologists.

13.3.4	Rock Hardness Characterization

The rock hardness characterization data set includes Bond ball mill work index testwork from 2014, 2022, and 2024. Parameters determined in 2024 include JKTech Axb rock competency, abrasion index, crusher work index, SAG Power Index (SPI), SAG Circuit Specific Energy (SCSE), and high-pressure grinding roll (HPGR) Static Pressure Tests (SPT).

The samples evaluated to date, indicate the following (Table 13-3):

•	The abrasion index is moderate to high, ranging from 0.10 to 0.59, with an average of 0.34 g/h.

•	JK Tech Axb rock competency is high, ranging from 22.7 to 36.4, with an average of 25.7.

•	Minnovex SPI values range from 134 to 472, with an average of 210.

•	The crusher work index is medium, ranging from 8.4 to 21.6 kWh/t, with an average 16.0 kWh/t.

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

•	HPGR SPT results range from 1.8 to 2.2 kWh/t, with an average 2.0 kWh/t.

•

The ball mill-work index ranges from 16.2 to 20.5 kWh/t, with an average 17.8 kWh/t, which is considered hard. The 80% closing size used for ball mill work index determination ranged from 59 to 83 µm with an average of 76 µm. Ball mill Wi values determined at a finer P80 76 µm require modelling and adjustment, as the work index values are expected to be slightly lower (approximately -10%) due to decreased energy required to achieve a coarser product grind size of P80 106 µm.

Table  13-3: Rock Hardness Characterization Test Data

Composite	DDH	Lithology	Abrasion Index	JK (Axb)	SPI Index	Crusher Wi (kWh/t)	HPGR SPT (kWh/t)	F80 (µm)	P80 (µm)	Ball Mill Wi (kWh/t)
FG-11-05[1]	FG-11-05	—	—	—	—	—	—	2,536	67	16.9
FG-11-08[1]	FG-11-08	—	—	—	—	—	—	2,523	70	16.8
FG-12-13[1]	FG-12-13	—	—	—	—	—	—	2,499	68	16.6
FG-12-29[1]	FG-12-29	—	—	—	—	—	—	2,616	69	16.2
Central Pit Mid[2]	FG-21-152 FG-21-155	Mixed	0.59	36.4	—	—	—	2,549	59	18.2
GCC-01[3]	FG-21-137	MV	0.21	—	472	10.5	2.15	2,493	78	18.5
GCC-02[3]	GT-23-03	AMV	0.56	—	176	16.5	1.93	2,541	81	16.5
GCC-03[3]	FG-23-312	PYX	0.15	22.0	300	8.4	1.90	2,359	83	16.7
GCC-04[3]	FG-22-250 FG-22-356	SYN	0.42	—	175	16.6	1.84	2,429	82	17.9
GCC-05[3]	FG-23-302	SED	0.10	22.7	152	16.9	1.82	2,385	80	19.4
GCC-06[3]	GT-23-03	AMV	0.27	—	141	19.1	1.91	2,402	80	18.4
GCC-07[3]	FG-22-265	SYN	0.45	—	134	20.7	1.98	2,374	81	17.5
GCC-08[3]	FG-22-280	MV	0.25	22.7	144	21.6	2.08	2,368	79	20.5
GCC-10[3]	FG -23-360	PYX	0.51	—	234	12.9	2.06	2,391	82	19.1
GCC-12[3]	FG-22-294a	II	0.19	24.6	172	16.5	2.03	2,369	79	17.4

Notes:	1SGS-Lakefield, Project 13640-01, Final Report #2, January 2015 for Lake Shore Gold.
2SGS-Lakefield, Project 18831-01 Final Report, August 2022 for Mayfair Gold.
3SGS-Lakefield, Project 18831-03 Metallurgical Test Results from 2024 for Mayfair Gold (report in progress).

13.3.5	Mineralogy

Mineralogy studies at SGS-Lakefield (2022) and PMC-Vancouver (2024–2025) applied TESCAN TIMA automated scanning electron microscopy (SEM) and established that gold mineralization present includes fine free gold, electrum (Au–Ag), petzite (Ag3AuTe2), calaverite (AuTe2), and dissemination of values in association with silicates and iron sulphides.

The gold values present in the feed are surficial and fine-grained dissemination in pyrite (FeS2) and to a lesser extent arsenopyrite (FeAsS). The remainder includes fine free gold, or gold alloys with silver or tellurium. Gold grains observed vary in size from less than 2 to 26 µm.

PAGE | 13-9 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Metallurgical variability testing and SEM mineralogical studies revealed that a portion of the gold remaining in the cyanidation residue occur as a solid solution within pyrite. The presence of finely disseminated gold within some iron sulphide grains is accounted for in the Project’s metallurgical gold recovery model. This finely disseminated gold also reflects variability in mineralogical composition and mineralization style consistent with multiple mineralizing events during the deposit genesis.

In some of the cyanidation residues, the presence of 5 to 25 µm-sized gold grains was observed which were recovered with flotation and subsequently reground, yet remained undissolved after cyanidation, even with extended leach time. These occurrences are being further investigated in collaboration with the National Research Council Canada (NRC) to determine whether the gold is present as an alloy with other metals or if gold recovery is hindered due to other forms of passivation.

The sulphide content in the flotation feed composite samples varied between 0.3% and 4.8% sulphide. A variable increase in gold grade is associated with an increase in sulphide content illustrated in Figure 13-1.

Source: Haggarty Technical Services July 2025—from flotation test data in Table 13-9

Figure 13-1: Composite Sample g/t Au versus Sulphide Content

PAGE | 13-10 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

13.3.6	Previous 2015–2022 Metallurgical Studies

Gravity Concentration

Gravity-recoverable gold (GRG) content was evaluated as part of the various test programs, with a comparison between metallic screen fire assays and Mozley or Knelson concentrator gravity recoverable gold content summarized in Table 13-4.

Higher gravity-concentration recoveries are typically achieved from lab-scale centrifugal gravity concentration in comparison to metallic screen fire assays at ±150 mesh. GRG content is variable and independent relative to initial head grade (Figure 13-2). The range in observed gold recovery varies from 0% to 23% from metallic fire screen data, and 0% to 37% from Mozley or Knelson centrifugal gravity concentration over a range in head grade from 0.4 to 4.2 g/t Au.

Source: Haggarty Technical Services July 2025—from GRG test data in Table 13-4.

Figure 13-2: Composite Sample, g/t Au versus Gravity Recoverable Gold Content

PAGE | 13-11 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Table 13-4: Composite Sample Gravity Recoverable Gold Content

Composite Sample	Feed (g/t Au)	Feed (%S2-)	+150 Mesh (% Mass)	+150 Mesh (g/t Au)	+150 Mesh (% Dist Au)	Centrifugal Conc. (%Mass)	Centrifugal Conc. (g/t Au)	Centrifugal Conc. (% Dist Au)
FG-11-05 [1]	2.38	4.02	2.87	3.18	3.8	0.08	330.00	12.0
FG-11-08 [1]	1.33	2.68	3.04	2.85	6.5	0.12	118.00	10.2
FG-12-13 [1]	0.94	2.58	2.88	1.16	3.5	0.12	101.00	12.1
FG-12-29 [1]	1.98	1.72	1.62	1.9	1.6	0.08	317.00	12.7
M-1 [2]	0.76	1.59	2.60	1.03	3.5	0.09	45.70	6.4
M-2 [2]	0.56	1.70	3.00	0.76	4.1	0.07	83.80	9.6
M-3 [2]	0.91	3.10	2.08	1.27	2.9	0.07	118.00	10.5
M-4 [2]	0.46	2.56	2.75	0.52	3.1	0.07	60.70	9.8
M-5 [2]	0.44	1.64	1.90	0.44	1.9	0.09	225.00	33.7
M-6 [2]	0.45	1.01	2.76	0.27	1.7	0.07	0.15	0.0
M-7 [2]	1.55	3.86	3.17	2.80	5.7	0.07	394.00	19.2
M-8 [2]	0.65	8.08	2.41	1.01	3.7	0.11	6.57	1.1
M-9 [2]	0.97	4.15	2.78	1.44	4.1	0.12	19.80	2.3
M-10 [2]	1.85	2.10	1.60	24.34	21.1	0.10	557.00	36.9
M-11 [2]	1.09	5.94	1.43	2.21	2.9	0.10	24.10	2.0
M-12 [2]	0.88	2.69	2.77	1.44	4.5	0.21	115.00	26.7
M-13 [2]	0.80	3.41	1.71	2.72	5.8	0.19	34.90	8.1
M-14 [2]	0.40	0.60	1.94	0.36	1.7	0.19	47.00	19.5
M-15 [3]	1.12	7.17	2.54	2.22	4.8	0.10	46.30	4.2
M-16 [3]	0.89	3.18	2.32	3.46	9.1	0.11	156.00	19.4
M-17 [3]	0.75	1.83	2.65	0.69	2.4	0.07	97.40	8.6
M-18 [3]	1.19	2.76	2.60	1.75	3.8	0.10	233.00	20.1
M-19 [3]	0.52	1.68	1.73	0.59	2.0	0.12	41.10	8.6
M-20 [3]	0.89	2.12	0.07	0.94	0.1	0.06	73.80	4.8
M-21 [3]	1.43	1.32	2.55	12.83	22.9	0.08	460.00	34.5
M-22 [3]	0.62	2.45	2.89	0.96	4.5	0.11	43.00	7.5
M-23 [3]	0.80	2.88	3.05	0.65	2.5	0.08	164.00	15.9
M-24 [3]	0.98	0.88	2.85	1.42	4.1	0.08	212.00	17.6
FW Comp. [4]	0.56	4.44	2.60	0.60	2.8	—	—	—
South Pit Comp. [4]	1.56	2.42	2.70	1.59	4.4	—	—	—
Central Pit Upper Comp. [4]	1.14	3.31	2.60	1.79	4.7	—	—	—
Central Pit Mid Comp. [4]	1.33	2.11	2.10	6.51	10.9	—	—	—
Central Pit Lower Comp. [4]	1.16	0.96	3.00	9.21	9.6	—	—	—
East Pit Comp. [4]	0.80	1.62	1.70	1.04	2.3	—	—	—
FW UG Comp. [4]	4.15	2.53	3.00	2.70	2.4	—	—	—

Notes:	1SGS-Lakefield, Project 13640-01, Final Report #2, January 2015 for Lake Shore Gold.
2SGS-Lakefield, Project 16116-001, Final Report, December 2017 for Tahoe Resources.
3SGS-Lakefield, Project 16116-001, Batch #2 Samples, July 2018 for Tahoe Resources.
4SGS-Lakefield, Project 18831-01 Metallurgical Test Results, August 2022 for Mayfair Gold.

PAGE | 13-12 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Direct Cyanidation

Direct (whole ore) cyanidation performance indicated in Figure 13-3 and Table 13-5 confirm that at a grind size of P80 106 µm, gold extraction decreases proportionately with feed sulphide content, with a matching increase in cyanidation residue gold grade. Recovery trends are variable and decrease from approximately 84% Ext Au at 1.0% S2- to less than 70% Ext Au at greater than 3.0% S2-.

Although gold recovery is hindered by an association with sulphides, Fenn–Gib mineralization is not fully refractory. Improved gold extraction has been observed from rougher concentrates when the iron sulphide mineralization is reground to less than 15 µm.

Source: Haggarty Technical Services July 2025—from Gravit–Cyanidation test data in Table 13-5.

Figure 13-3: Direct Cyanidation—Feed Sulphide Content versus Overall Gold Extraction

PAGE | 13-13 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Table 13-5: Direct Cyanidation Gold Extraction versus Feed Sulphide Content

Composite Sample	Grind Size (µm)	Feed		CN Residue (g/t Au)	Overall (%Ext Au)
		g/t Au	%S2-
FG-11-05[1]	100	2.38	4.02	0.56	76.47
FG-11-08[1]	99	1.33	2.68	0.37	72.18
FG-12-13[1]	101	0.94	2.58	0.28	70.21
FG-12-29[1]	95	1.98	1.72	0.32	83.84
M-1[2]	106	0.76	1.59	0.15	80.26
M-2[2]	86	0.56	1.70	0.21	62.50
M-3[2]	99	0.91	3.10	0.25	72.53
M-4[2]	95	0.46	2.56	0.12	73.91
M-5[2]	95	0.44	1.64	0.15	65.91
M-6[2]	90	0.45	1.01	0.12	73.33
M-7[2]	88	1.55	3.86	0.08	94.84
M-8[2]	105	0.65	8.08	0.44	32.31
M-9[2]	101	0.97	4.15	0.43	55.67
M-10[2]	102	1.85	2.10	0.26	85.95
M-11[2]	101	1.09	5.94	0.56	48.62
M-12[2]	102	0.88	2.69	0.21	76.14
M-13[2]	99	0.80	3.41	0.32	60.00
M-14[2]	96	0.40	0.60	0.07	82.50
M-15[3]	106	1.12	7.17	0.51	54.46
M-16[3]	93	0.89	3.18	0.29	67.42
M-17[3]	97	0.75	1.83	0.30	60.00
M-18[3]	104	1.19	2.76	0.33	72.27
M-19[3]	97	0.52	1.68	0.24	53.85
M-20[3]	100	0.89	2.12	0.28	68.54
M-21[3]	103	1.43	1.32	0.16	88.81
M-22[3]	84	0.62	2.45	0.22	64.52
M-23[3]	95	0.80	2.88	0.22	72.50
M-24[3]	93	0.98	0.88	0.11	88.78
FW Comp.[4]	59	0.56	4.44	0.23	59.76
South Pit Comp.[4]	63	1.56	2.42	0.18	88.77
Central Pit Upper Comp.[4]	59	1.14	3.31	0.24	79.02
Central Pit Mid Comp.[4]	62	1.33	2.11	0.27	79.68
Central Pit Lower Comp.[4]	55	1.16	0.96	0.10	91.36
East Pit Comp.[4]	59	0.80	1.62	0.17	78.75
FW UG Comp.[4]	59	4.15	2.53	0.24	94.21
FW Comp.[4]	59	0.63	4.44	0.24	61.93
South Pit Comp.[4]	63	1.11	2.42	0.20	81.97
Central Pit Upper Comp.[4]	59	1.11	3.31	0.23	79.67
Central Pit Mid Comp.[4]	62	1.43	2.11	0.23	83.90

PAGE | 13-14 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Composite Sample	Grind Size (µm)	Feed		CN Residue (g/t Au)	Overall (%Ext Au)
		g/t Au	%S2-
Central Pit Lower Comp.[4]	55	2.26	0.96	0.15	93.37
East Pit Comp.[4]	59	0.80	1.62	0.16	79.87
FW UG Comp.[4]	59	4.05	2.53	0.42	89.76

Source:	1SGS-Lakefield, Project 13640-01, Final Report #2, January 2015 for Lake Shore Gold.
2SGS-Lakefield, Project 16116-001, Final Report, December 2017 for Tahoe Resources.
3SGS-Lakefield, Project 16116-001, Batch #2 Samples, July 2018 for Tahoe Resources.
4SGS-Lakefield, Project 18831-01 Metallurgical Test Results, August 2022 for Mayfair Gold.

Diagnostic Leaching

Diagnostic leaching of cyanidation residue samples was conducted as part of the 2015, 2017, and 2022 metallurgical test programs to determine gold deportment within various mineral matrices.

The four separate stages of diagnostic leaching provide a qualitative indication of metal deportment from a cyanidation residue as CN soluble gold, with Fe, As or Bi oxides, with carbonates, with sulphides, or with silicates. Diagnostic test methods include:

•	CIL Cyanidation at 40% solids w/w for 24 hours

•	Hot HCl Acid Leach + Fresh Water Rinse + Cyanidation at 20% solids w/w, 80°C for 3 hours

•	Hot H2SO4 Acid Leach + Fresh Water Rinse + Cyanidation at 20% solid w/w, 85°C for 3 hours

•	Hot (HNO3 + HCl) + Fresh Water Rinse + Cyanidation at 20% solids w/w, 90°C for 6 hours

•	Final Residue.

Summarized in Table 13-6, remnant gold values in cyanidation residues are associated with sulphide mineralization, followed by association with carbonates, or Fe, As, and Bi oxides.

Table 13-6: Diagnostic Leaching Tests Results

Composite Sample	Note	Sample			%Au Extraction from Residue
		P80 µm	Direct CN	%S2-	Cyanide Leach	Hydrochloric Leach	Sulphuric Leach	Aqua-Regia Leach	Au with silicates
FG-11-05	1	83	79.5	4.02	5.1	—	21.5	70.7	2.7
FG-11-08	1	67	81.7	2.68	8.0	—	21.7	66.1	4.2
FG-12-13	1	78	75.9	2.58	11.2	—	25.2	57.1	6.5
FG-12-29	1	77	90.1	1.72	10.1	—	44.2	38.8	6.9
M-7	2	30	84.2	3.86	6.8	38.5	20.3	31.9	2.5
M-8	2	28	50.1	8.08	6.3	29.0	15.5	11.9	37.3
M-9	2	33	70.3	4.15	4.0	26.5	20.0	46.9	2.6
M-11	2	27	64.2	5.94	3.1	25.7	21.2	30.2	19.8
M-13	2	25	74.7	3.41	3.8	32.6	27.1	34.1	2.4

PAGE | 13-15 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Composite Sample	Note	Sample			%Au Extraction from Residue
		P80 µm	Direct CN	%S2-	Cyanide Leach	Hydrochloric Leach	Sulphuric Leach	Aqua-Regia Leach	Au with silicates
Central Pit Upper	3	59	79.0	3.31	5.8	29.4	17.4	43.4	4.0
Central Pit Mid	3	62	83.9	2.11	5.6	17.1	20.1	52.9	4.3
East Pit	3	59	79.9	1.62	6.4	27.5	21.2	41.4	3.5

Notes:	1SGS-Lakefield, Project 13640-01, Final Report #2, January 2015 for Lake Shore Gold.
2SGS-Lakefield, Project 16116-001, Final Report, December 2017 for Tahoe Resources.
3SGS-Lakefield, Project 18831-01, Final Report, August 2022 for Mayfair Gold.

Acid Pressure Oxidation

The amenability of the mineralization to flotation followed by acid pressure oxidation was evaluated through bench scale testwork on five different flotation concentrates. Summarized in Table 13-7, a CN gold extraction of 89% to 99% was achieved from a flotation concentrate with 72% to 100% sulphide oxidation, yielding an overall gold recovery that varied from 73% to 91% Ext Au. The results obtained from flotation followed by pressure oxidation (POX) were essentially comparable to those achieved from flotation, regrinding, and cyanidation.

The performance from high-temperature and high-pressure oxidation must be compared to other viable alternatives. With pressure oxidation applied on a flotation concentrate, the incremental increase in gold recovery from cyanidation of flotation tailings was excluded from the analysis of overall % Au extraction due to sub-economic flotation tailings grades of 0.02 to 0.07 g/t Au. There is no apparent benefit associated with the higher capital cost (CapEx) and operating cost (OpEx) pressure oxidation chemistry relative to results achieved through fine grinding and cyanidation of a flotation concentrate.

Table 13-7: Pressure Oxidation Amenability Testwork

Composite	Product	Flotation (%Rec Au)	POX (°C)	POX Time (min)	Oxidation (%S2)	POX Residue CN (%Ext Au)	Overall (%Ext Au)
FG-11-05[1]	Rougher Conc.	90.0	200	60	99.5	97.1	87.4
FG-11-05[1]	Rougher Conc.	90.0	200	90	99.5	96.7	87.0
FG-11-08[1]	Rougher Conc.	82.9	200	60	92.5	94.9	78.7
FG-11-08[1]	Rougher Conc.	82.9	200	90	92.5	97.6	80.9
FG-12-13[1]	Rougher Conc.	90.8	200	60	98.3	88.7	80.5
FG-12-13[1]	Rougher Conc.	90.8	200	90	97.8	97.9	88.9
FG-12-29[1]	Rougher Conc.	80.0	200	60	71.8	92.6	74.1
FG-12-29[1]	Rougher Conc.	80.0	200	90	72.0	91.8	73.4
Bulk Composite[2]	3rd Cleaner Conc.	92.0	230	75	97.6	99.3	91.4

Notes:	1SGS-Lakefield, Project 13640-01, Final Report #2, January 2015 for Lake Shore Gold.
2SGS-Lakefield, Project 18831-01, Final Report, August 2022 for Mayfair Gold.

PAGE | 13-16 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

13.3.2	Metallurgical Studies—2023–2024

Heavy Liquid Separation

HLS amenability testwork was completed in 2024 to evaluate the potential to reject a lower-grade fraction and decrease the initial tonnage to be processed at higher grade.

For the single Composite #16 selected for testwork, there was no demonstrable benefit derived from HLS with proportional capture and rejection of values relative to the host rock over the range in specific gravity from 2.7 to 3.1 g/mL.

Testwork at SGS applied methylene iodide as the organic medium, with the specific gravity of the liquid phase adjusted using acetone. The prepared sample at P64 20 mesh (0.84 mm), was first introduced into the organic medium adjusted to SG 3.1 g/mL. The float fraction was removed and the sink fraction recovered. The organic medium was then adjusted to the next-lowest specific gravity, and the previous sink fraction reintroduced to recover a second-stage float fraction. The testwork was conducted at 0.10 g/mL increments to evaluate a range of specific gravities from 2.7 to 3.1 g/mL, with results summarized in Table 13-8 and in Figure 13-4.

The applicability of HLS was not demonstrated on the 1.75 g/t Au composite sample considered. No additional HLS testwork was pursued.

Table 13-8: Heavy Liquid Separation Test Results

Specific Gravity	Fraction	Cum % Mass	g/t Au	%Fe	%S	%Dist Au	%Dist Fe	%Dist S
2.7	Float	33.1	33.1	2.61	0.59	20.5	22.3	18.0
2.8	Float	92.4	92.4	3.51	0.89	87.0	83.9	75.3
2.9	Float	98.8	98.8	3.76	1.02	95.7	96.3	93.1
3.0	Float	99.6	99.6	3.82	1.06	98.1	98.5	97.1
3.1	Float	99.8	99.8	3.85	1.07	99.0	99.4	98.4
HLS Test Feed		100.0	1.75	3.86	1.09	100.0	100.0	100.0

Note:	SGS-Lakefield, Project 18831-03 Metallurgical Test Results for 2025 for Mayfair Gold.

PAGE | 13-17 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Source:  Haggarty Technical Services July 2025—from HLS test data in Table 13-8.

Figure 13-4: Heavy Liquid Separation—Au Distribution versus Slurry Specific Gravity

Rougher Flotation Optimization

The optimization of iron sulphide and fine free gold flotation continued from 2023 into 2025 with metallurgical test results summarized in Table 13-9.

The impact of flotation feed grind size on gold and iron sulphide recovery to rougher concentrate is illustrated in Figure 13-5. A slight decrease of approximately 1% in gold recovery is observed at P80 106 µm compared to P80 75 µm, with a similar reduction in sulphide recovery over the same particle-size range.

Testwork completed to date is adequate to support the consideration of a slightly coarser grind size of P80 106 µm. Additional testwork is required to confirm the sensitivity of gold recovery, and selectivity in rougher flotation at coarser grind sizes approaching 125 and 150 µm.

Mass pull is a significant and controllable variable which influences sulphide recovery, and the capture of slower, floating free-gold values to rougher concentrate that is summarized in Table 13-9 and Figure 13-6.

PAGE | 13-18 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

As indicated in Table 13-7, sulphide mineralization is more responsive and exhibits faster flotation-rate kinetics when compared to fine free gold. A mass pull of 23% to 25% relative to feed weight was established from testwork as a target to achieve 94% to 96% gold recovery and 94% to 98% sulphide recovery to rougher concentrate over a range in feed grade from 0.17 to 13.55 g/t Au and 0.33% to 4.83% S2-.

Batch lab-scale flotation time to achieve 25% mass pull was determined as 20 minutes, which would be multiplied by a scale-up factor of 2.5 to define full-scale flotation equipment requirements.

Variability testing on the 46 composite samples targeted a mass pull of 23% to rougher concentrate to achieve near-optimal metal and sulphide recovery from samples tested.

Flotation testwork completed in 2015 considered potassium amyl xanthate (PAX) as the primary collector, and methyl isobutyl carbinol (MIBC) as the frother, at natural pH. Subsequent testwork during 2023–2025 involved the use of secondary collectors that included isobutyl dithiophosphate (Aero-3477) and isoamyl dithiophosphate (Aero-3501) to improve the stability of the froth and to pursue incremental gold recovery. Alternative collectors including MaxGold and Aerophine 3418A were evaluated and confirmed as comparable; however, a more brittle froth was noted in rougher flotation.

Rougher flotation rate kinetics were evaluated as a component of baseline testing indicated in Figure 13-7, with 96% Rec S2- achieved after 15 minutes, and approximately 98% Rec S2- after 20 minutes of bench-scale flotation. Gold deportment is estimated at approximately 65% with iron sulphides and 35% as fine free gold, which exhibits slightly slower rate kinetics. A nominal 93% gold recovery was achieved after 15 minutes and 95% after 20 minutes of bench-scale flotation. A target mass pull of 23% and adequate flotation retention time are equally important and supported by a bench-scale flotation time of 20 minutes, which would be subjected to a 2.5-times factor for full-scale design.

PAGE | 13-19 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Source:  Haggarty Technical Services July 2025—from flotation test data in Table 13-9.

Figure 13-5: Flotation Feed Grind Size versus %Recovery Gold and S2- to Rougher Concentrate

PAGE | 13-20 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Source:  Haggarty Technical Services July 2025—from flotation test data in Table 13-9.

Figure 13-6: Mass Pull versus %Recovery Gold and S2- to Rougher Concentrate

PAGE | 13-21 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Source:  Haggarty Technical Services July 2025—from flotation test data in Table 13-9.

Figure 13-7: Rougher Flotation Gold and S2- Rate Kinetics

PAGE | 13-22 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Table 13-9: Rougher Flotation Test Data

Composite	Flotation Feed			Rougher Conc. #1			Rougher Conc. #2			Rougher Conc. #3			Rougher Conc. #4
	P80 µm	g/t Au	%S2-	%Weight	%Rec Au	%Rec S2-	%Weight	%Rec Au	%Rec S2-	%Weight	%Rec Au	%Rec S2-	%Weight	%Rec Au	%Rec S2-
FG11-05[1]	101	2.2	4.0	9.4	86.5	91.1	12.1	91.4	96.4	15.2	93.1	97.8	22.0	94.5	98.6
FG11-08[1]	101	1.2	2.5	8.1	87.7	88.0	12.1	92.2	95.0	16.3	93.5	96.7	22.0	94.5	97.8
FG12-13[1]	103	0.9	2.6	10.7	85.0	81.4	15.8	92.7	94.2	19.8	94.5	96.5	23.2	95.2	97.3
FG12-29[1]	100	1.7	1.9	6.3	76.2	82.6	10.2	82.1	92.6	14.4	84.7	94.5	20.2	86.8	95.7
FW2	71	0.5	4.4	—	—	—	—	—	—	—	—	—	22.0	94.3	99.1
South Pit[2]	72	0.9	2.4	—	—	—	—	—	—	—	—	—	24.4	95.1	98.4
Central Pit Upper[2]	67	1.1	3.3	—	—	—	—	—	—	—	—	—	15.6	96.0	98.7
Central Pit Mid[2]	67	1.1	2.1	—	—	—	—	—	—	—	—	—	12.2	95.3	97.9
Central Pit Lower[2]	67	1.4	1.0	—	—	—	—	—	—	—	—	—	14.7	95.8	95.6
East Pit[2]	72	0.8	1.6	—	—	—	—	—	—	—	—	—	20.8	97.9	97.1
FW UG2	71	3.2	2.5	—	—	—	—	—	—	—	—	—	16.8	93.5	98.4
FG22-254[3]	73	1.1	2.5	15.3	91.9	96.2	22.3	94.2	97.5	27.4	95.2	98.1	—	—	—
FG22-254[3]	82	1.2	2.5	17.0	84.6	90.7	22.0	91.2	96.4	27.4	93.7	98.0	—	—	—
FG22-254[3]	97	1.1	2.7	12.4	90.0	94.5	16.7	93.4	96.9	21.5	94.6	97.6	—	—	—
FG22-254[3]	102	1.2	2.4	—	—	—	—	—	—	—	—	—	26.8	94.1	98.0
FG22-254[3]	174	1.1	2.6	6.8	57.6	61.6	9.7	75.3	78.9	20.5	87.7	91.5	—	—	—
FG22-254[3]	174	1.2	2.5	9.1	82.2	87.5	10.0	87.9	93.2	12.3	90.3	95.1	—	—	—
FG22-254[3]	90	1.2	2.4	8.1	91.7	95.4	10.1	93.3	97.1	12.4	94.3	97.9	15.4	95.1	98.3
FG22-254[3]	97	1.1	2.4	8.6	90.6	95.6	10.5	92.1	96.9	13.1	93.1	97.7	16.5	94.1	98.3
FG22-254[3]	90	1.3	2.4	—	—	—	—	—	—	—	—	—	17.4	95.0	98.4
Comp. 4[4]	83	1.0	3.5	—	—	—	—	—	—	—	—	—	42.4	97.1	99.2
Comp. 4[4]	104	1.0	3.6	—	—	—	—	—	—	—	—	—	27.8	96.3	99.0
Comp. 4[4]	127	1.3	4.8	—	—	—	—	—	—	—	—	—	36.9	97.6	99.3
Comp. 35[4]	90	3.0	3.5	—	—	—	—	—	—	—	—	—	31.9	98.2	99.0
Comp. 35[4]	130	3.1	3.9	—	—	—	—	—	—	—	—	—	28.0	97.9	99.1
Comp. 35[4]	176	2.8	3.7	—	—	—	—	—	—	—	—	—	27.3	97.2	99.0
Comp. 35[4]	90	3.3	3.8	—	—	—	—	—	—	—	—	—	19.2	96.6	98.7

PAGE | 13-23 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Composite	Flotation Feed			Rougher Conc. #1			Rougher Conc. #2			Rougher Conc. #3			Rougher Conc. #4
	P80 µm	g/t Au	%S2-	%Weight	%Rec Au	%Rec S2-	%Weight	%Rec Au	%Rec S2-	%Weight	%Rec Au	%Rec S2-	%Weight	%Rec Au	%Rec S2-
Comp. 4[4]	95	1.0	3.5	9.2	87.4	84.9	12.6	94.0	97.1	15.2	95.4	98.2	19.4	96.3	98.7
Comp. 4[4]	95	0.9	3.5	13.7	92.1	95.9	18.8	94.4	98.3	21.3	95.0	98.7	23.4	95.5	98.8
Comp. 35[4]	103	2.7	3.4	10.4	91.8	93.8	19.1	95.8	97.9	23.1	96.5	98.5	26.3	96.8	98.8
Comp. 35[4]	103	3.3	3.9	10.6	93.9	92.9	17.9	96.9	98.2	21.3	97.4	98.6	25.3	97.8	98.9
Comp. 35[4]	95	1.9	1.7	—	—	—	—	—	—	—	—	—	23.4	96.0	97.7
Comp. 31[4]	95	1.5	2.3	9.2	91.6	93.2	14.5	95.0	97.5	18.3	95.7	98.0	22.3	96.3	98.2
Comp. 31[4]	95	1.8	2.3	—	—	—	—	—	—	—	—	—	20.7	96.1	98.3
Comp. 31[4]	95	1.5	2.3	—	—	—	—	—	—	—	—	—	26.0	96.6	98.4
Comp. 1[5]	104	0.4	2.1	—	—	—	—	—	—	—	—	—	20.8	92.4	98.1
Comp. 2[5]	105	0.5	2.2	—	—	—	—	—	—	—	—	—	20.4	93.1	98.2
Comp. 3[5]	99	2.3	2.7	—	—	—	—	—	—	—	—	—	20.9	93.4	98.5
Comp. 4[5]	102	1.0	3.6	—	—	—	—	—	—	—	—	—	24.0	96.2	99.0
Comp. 5[5]	121	1.2	3.8	—	—	—	—	—	—	—	—	—	25.9	97.4	99.0
Comp. 6[5]	106	1.0	2.9	—	—	—	—	—	—	—	—	—	29.5	94.5	98.8
Comp. 7[5]	96	1.3	1.8	—	—	—	—	—	—	—	—	—	22.3	96.3	97.9
Comp. 8[5]	110	0.4	2.0	—	—	—	—	—	—	—	—	—	19.8	94.1	98.0
Comp. 9[5]	104	2.2	3.6	—	—	—	—	—	—	—	—	—	25.1	95.3	99.0
Comp. 10[5]	104	0.6	2.0	—	—	—	—	—	—	—	—	—	23.1	95.2	98.1
Comp. 11[5]	95	1.5	3.1	—	—	—	—	—	—	—	—	—	22.7	95.8	98.7
Comp. 12[5]	104	0.9	2.3	—	—	—	—	—	—	—	—	—	18.4	98.1	98.3
Comp. 13[5]	106	0.7	2.1	—	—	—	—	—	—	—	—	—	23.2	96.8	98.2
Comp. 14[5]	132	1.4	2.0	—	—	—	—	—	—	—	—	—	22.1	94.3	98.1
Comp. 15[5]	94	1.1	1.7	—	—	—	—	—	—	—	—	—	25.8	91.7	97.8
Comp. 17[5]	98	3.5	1.5	—	—	—	—	—	—	—	—	—	23.1	95.6	97.5
Comp. 18[5]	100	4.2	1.9	—	—	—	—	—	—	—	—	—	20.8	93.6	97.1
Comp. 19[5]	100	0.3	1.1	—	—	—	—	—	—	—	—	—	24.4	95.2	96.4
Comp. 20[5]	102	0.7	1.6	—	—	—	—	—	—	—	—	—	20.2	94.1	97.5
Comp. 21[5]	116	0.4	1.9	—	—	—	—	—	—	—	—	—	31.5	96.7	98.2
Comp. 22[5]	99	0.6	0.8	—	—	—	—	—	—	—	—	—	27.2	96.0	95.0
Comp. 23[5]	115	5.0	0.9	—	—	—	—	—	—	—	—	—	24.1	96.2	95.6

PAGE | 13-24 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Composite	Flotation Feed			Rougher Conc. #1			Rougher Conc. #2			Rougher Conc. #3			Rougher Conc. #4
	P80 µm	g/t Au	%S2-	%Weight	%Rec Au	%Rec S2-	%Weight	%Rec Au	%Rec S2-	%Weight	%Rec Au	%Rec S2-	%Weight	%Rec Au	%Rec S2-
Comp. 24[5]	119	0.9	1.2	—	—	—	—	—	—	—	—	—	23.8	95.0	96.8
Comp. 25[5]	100	1.8	3.2	—	—	—	—	—	—	—	—	—	29.2	94.6	98.4
Comp. 26[5]	101	3.0	1.9	—	—	—	—	—	—	—	—	—	23.1	95.9	96.8
Comp. 27[5]	113	13.6	0.3	—	—	—	—	—	—	—	—	—	23.0	97.5	88.2
Comp. 28[5]	117	2.2	2.6	—	—	—	—	—	—	—	—	—	24.0	96.6	98.5
Comp. 30[5]	116	1.9	3.9	—	—	—	—	—	—	—	—	—	25.3	97.2	99.0
Comp. 31[5]	111	1.8	2.2	—	—	—	—	—	—	—	—	—	23.5	95.7	98.2
Comp. 32[5]	97	0.6	3.0	—	—	—	—	—	—	—	—	—	22.7	96.0	98.7
Comp. 33[5]	103	1.6	2.7	—	—	—	—	—	—	—	—	—	23.0	97.1	98.6
Comp. 34[5]	91	1.1	1.1	—	—	—	—	—	—	—	—	—	18.6	93.9	96.4
Comp. 35[5]	107	3.3	3.7	—	—	—	—	—	—	—	—	—	25.2	97.1	99.0
Comp. 37[5]	104	2.2	2.9	—	—	—	—	—	—	—	—	—	29.0	98.7	98.8
Comp. 38[5]	95	0.7	3.3	—	—	—	—	—	—	—	—	—	23.3	95.7	98.8
Comp. 39[5]	101	6.0	4.6	—	—	—	—	—	—	—	—	—	23.8	96.1	99.2
Comp. 40[5]	92	2.6	3.6	—	—	—	—	—	—	—	—	—	23.9	97.1	99.0
Comp. 42[5]	101	0.6	2.1	—	—	—	—	—	—	—	—	—	27.4	93.2	98.3
Comp. 43[5]	110	0.5	1.0	—	—	—	—	—	—	—	—	—	33.3	94.9	96.6
Comp. 44[5]	102	0.9	2.8	—	—	—	—	—	—	—	—	—	27.8	97.6	98.7
Comp. 45[5]	103	1.3	4.0	—	—	—	—	—	—	—	—	—	26.7	96.7	99.1
Comp. 46[5]	102	0.3	1.9	—	—	—	—	—	—	—	—	—	21.4	94.5	97.9
Comp. 47[5]	107	0.2	1.0	—	—	—	—	—	—	—	—	—	25.1	91.1	96.3
Comp. 48[5]	100	0.3	1.5	—	—	—	—	—	—	—	—	—	30.0	95.5	97.7
Comp. 49[5]	112	0.3	0.3	—	—	—	—	—	—	—	—	—	20.0	92.4	88.0
Comp. 50[5]	105	0.2	0.5	—	—	—	—	—	—	—	—	—	21.5	91.6	91.3

Notes:	1SGS-Lakefield, Project 13640-01, Final Report #2, January 2015 for Lake Shore Gold.
2SGS-Lakefield, Project 18331-01, Final Report, August 2022 for Mayfair Gold.
3SGS-Lakefield, Project 18331-02, Final Report, September 2023 for Mayfair Gold.
4SGS-Lakefield, Project 18831-03 Metallurgical Test Results from 2024 for Mayfair Gold.
5SGS-Lakefield, Project 18831-03 Metallurgical Variability Test Results from 2025 for Mayfair Gold.

PAGE | 13-25 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Rougher Concentrate Regrinding and Cyanidation

A hybrid process configuration was considered as part of the metallurgical test program during 2023–2025 which includes Grinding + Gravity Concentration + Rougher Flotation + Concentrate Regrind + Intensive Cyanidation.

Intensive cyanidation of the reground concentrate included a slurry density of 42% solids w/w, and pH 10.5, with dissolved oxygen levels maintained at greater than 5 ppm with sparge air, and cyanide concentration maintained at 1.0 g/L NaCN.

Results from 2025 variability testwork are summarized in Table 13-10 and Figure 13-8 with a range in sample feed grade from 0.2 to 9.9 g/t Au and 0.3 to 4.6% S2- and a flotation rougher concentrate grade after regrinding to cyanidation from 0.7 to 41.7 g/t Au and 1.3 to 21.0% S2-.

Variability test results from 2025 compare favorably with data previously generated in 2023–2024. The goal of variability testwork is to validate performance over a wider range in material head grade, sample lithology, and the matrix of mineralization present.

From the 2025 variability test results, a cluster of data with a range of 75% to 90% gold extraction at P80 13 µm regrind size is evident in Figure 13-8. Approximately 25% of the lower CN %Ext Au data is associated with low sample head-grade. The remainder, which represents 15% of all samples tested suggests that a fraction of contained gold values are not necessarily amenable to cyanidation, with gold disseminated at sub-micron grain-size within iron sulphides, or alloyed with other metals (Ag, Te, Bi) causing them to be less soluble. The updated gold recovery model includes the 2025 variability test data, which confirms a continued favourable response of gold mineralization to flotation, with the majority of rougher concentrate from test samples responding well to cyanidation after regrinding.

The determination of cyanide concentration in slurry was accomplished by silver nitrate titration and automated cyanide analysis of free cyanide (CNfree) and weak acid-dissociable cyanide (CNwad). CNwad is typically not indicative of CNfree levels, since CNwad includes soluble copper and zinc metal complexes. A recheck on selected tests where CNfree was found to be less than 200 ppm at the end of cyanidation was followed up with a sub-sample of the cyanidation residue subjected to an additional 24 to 48 hours of leaching at 1 g/L NaCN. Minimal to no additional gold dissolution was observed, which implies lab-scale cyanidation test results were not constrained by residual cyanide concentration, dissolved oxygen, grind size, or retention time.

PAGE | 13-26 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Source: Haggarty Technical Services July 2025—from test data in Table 13-10.

Figure 13-8: Concentrate Regrind Size versus %Extraction and CN Residue g/t Au

The variability testwork completed in 2025 included 46 composites listed in Table 13-10. Each sample was subjected to identical baseline conditions including a flotation feed grind size of P80 106 µm, 23% to 25% mass pull to a rougher concentrate, with flotation reagents including PAX (45 g/t), Aero 3501 (20 g/t), Aero 3477 (20 g/t), and MIBC (50 g/t). The respective rougher concentrates were reground to P80 10–13 µm, followed by cyanidation for 48 hours with 1,000 ppm NaCN to establish the expected variability in overall gold recovery.

Table 13-10: Concentrate Regrind and Cyanidation Test Data

Composite Sample	Flotation Feed			Concentrate			Tailings (Au g/t)	Cyanidation
	Feed (P80 µm)	Au (g/t)	S2- (%)	%Mass Pull	%Rec Au	%Rec S2-		Conc. (P80 µm)	CN Feed (g/t Au)	CN Feed (%S2-)	CN Residue (g/t Au)	%Ext (Au)	NaCN (kg/t)	CaO (kg/t)	CNfree (g/L)
South Pit[1]	72	0.92	2.4	24.4	95.1	98.4	0.06	18	4.3	9.8	0.53	87.9	0.9	2.5	426
Central Pit Upper[1]	67	1.05	3.3	15.6	96.0	98.7	0.05	17	7.2	20.9	0.87	87.9	1.9	4.6	330
Central Pit Mid[1]	67	1.13	2.1	12.2	95.3	97.9	0.06	14	10.0	16.9	1.02	89.9	1.8	5.0	277
Central Pit Lower[1]	67	1.43	1.0	14.7	95.8	95.6	0.07	12	10.1	6.2	0.35	96.6	1.6	4.0	291

PAGE | 13-27 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Composite Sample	Flotation Feed			Concentrate			Tailings (Au g/t)	Cyanidation
	Feed (P80 µm)	Au (g/t)	S2- (%)	%Mass Pull	%Rec Au	%Rec S2-		Conc. (P80 µm)	CN Feed (g/t Au)	CN Feed (%S2-)	CN Residue (g/t Au)	%Ext (Au)	NaCN (kg/t)	CaO (kg/t)	CNfree (g/L)
East Pit[1]	72	0.76	1.6	20.8	97.9	97.1	0.05	15	4.2	7.6	0.49	88.3	1.4	2.4	356
FW UG1	71	3.22	2.5	16.8	93.5	98.4	0.25	15	20.3	14.8	0.51	97.5	1.4	3.7	356
FG-22-254[2]	102	1.18	2.4	26.8	94.1	98.0	0.10	15	4.4	8.8	0.45	89.9	2.4	2.4	301
FG-22-254[2]	102	1.18	2.4	26.8	94.1	98.0	0.10	10	4.5	8.8	0.29	93.6	2.8	2.8	297
FG-22-254[2]	102	1.18	2.4	26.8	94.1	98.0	0.10	5	4.3	8.8	0.19	95.6	3.5	4.0	279
FG-23-350a3	109	1.91	1.7	23.4	96.0	97.7	0.10	11	7.8	7.0	0.26	96.7	2.2	1.4	398
FG-23-350a3	109	1.91	1.7	23.4	96.0	97.7	0.10	11	7.7	7.0	0.26	96.6	2.1	1.5	408
FG-23-350a3	109	1.91	1.7	23.4	96.0	97.7	0.10	13	7.6	7.0	0.42	94.4	1.8	1.5	391
FG-23-350a3	109	1.91	1.7	23.4	96.0	97.7	0.10	13	7.7	7.0	0.38	95.1	1.9	1.5	368
FG-23-350a3	109	1.91	1.7	23.4	96.0	97.7	0.10	22	8.0	7.0	0.84	89.5	1.7	1.3	374
FG-23-350a3	109	1.91	1.7	23.4	96.0	97.7	0.10	23	7.8	7.0	0.80	89.7	1.7	1.5	347
Comp. 1[4]	104	0.57	2.1	20.8	94.5	98.1	0.04	11	2.6	10.0	0.54	79.6	0.4	0.6	354
Comp. 2[4]	105	0.47	2.2	20.4	93.2	98.2	0.04	14	2.1	10.8	0.40	81.7	0.6	0.7	154
Comp. 3[4]	99	2.35	2.7	20.9	93.6	98.5	0.19	14	10.5	12.6	0.61	94.0	0.7	0.6	124
Comp. 4[4]	102	1.17	3.6	24.0	96.7	99.0	0.05	13	4.7	14.9	0.86	81.7	0.6	0.6	159
Comp. 5[4]	121	1.12	3.8	25.9	97.3	99.0	0.04	14	4.2	14.4	0.65	84.5	0.6	0.5	202
Comp. 6[4]	106	1.12	2.9	29.5	95.0	98.8	0.08	13	3.6	9.7	0.57	84.2	0.2	0.4	485
Comp. 7[4]	96	1.01	1.8	22.3	95.4	97.9	0.06	14	4.3	8.0	0.30	93.0	0.5	0.4	130
Comp. 8[4]	110	0.42	2.0	19.8	94.3	98.0	0.03	13	2.0	9.9	0.33	83.7	0.6	0.5	102
Comp. 9[4]	104	2.30	3.6	25.1	95.4	99.0	0.14	13	8.8	14.3	0.72	91.8	0.9	0.9	111
Comp. 10[4]	104	0.74	2.0	23.1	95.9	98.1	0.04	14	3.1	8.5	0.79	74.4	0.6	0.5	116
Comp. 11[4]	95	1.52	3.1	22.7	95.9	98.7	0.08	14	6.4	13.3	0.69	89.3	0.6	0.6	109
Comp. 12[4]	104	0.91	2.6	20.8	98.3	98.5	0.02	9	4.3	12.4	0.64	85.2	1.2	0.8	716
Comp. 13[4]	106	1.00	2.1	23.2	97.7	98.2	0.03	14	4.2	8.8	1.13	73.3	0.6	0.5	139
Comp. 14[4]	132	1.28	2.0	22.1	93.9	98.1	0.10	14	5.4	8.9	0.41	92.4	0.6	0.4	153
Comp. 15[4]	94	1.39	1.6	25.8	93.6	97.7	0.12	14	5.1	6.3	0.56	89.0	0.6	0.4	206
Comp. 17[4]	98	3.18	1.5	23.1	95.2	97.5	0.20	14	13.1	6.5	0.17	98.7	0.5	0.3	135
Comp. 18[4]	100	4.07	1.9	20.8	93.4	97.1	0.34	11	18.3	8.9	0.38	97.9	0.5	0.4	129
Comp. 19[4]	100	0.35	1.1	24.4	95.7	96.5	0.02	14	1.4	4.2	0.16	88.4	0.6	0.5	221
Comp. 20[4]	102	0.87	1.6	20.2	95.4	97.5	0.05	14	4.1	7.7	0.29	93.7	0.6	0.4	161
Comp. 21[4]	116	0.51	1.9	31.5	97.3	98.2	0.02	14	1.6	5.8	0.34	79.7	0.7	0.5	163
Comp. 22[4]	99	0.62	0.7	27.2	96.5	95.0	0.03	13	2.2	2.5	0.13	94.1	0.5	0.4	273
Comp. 23[4]	115	3.65	0.9	24.1	94.8	95.6	0.25	14	14.4	3.4	0.13	99.1	0.6	0.3	142
Comp. 24[4]	119	1.01	1.2	23.8	95.5	96.8	0.06	14	4.1	4.8	0.19	95.3	0.7	0.4	141
Comp. 25[4]	100	1.52	3.1	29.2	93.5	98.4	0.14	14	4.9	10.6	0.34	93.4	0.8	0.7	257
Comp. 26[4]	101	3.70	1.9	23.0	96.7	96.8	0.16	14	15.5	8.0	0.32	98.0	0.8	0.6	156
Comp. 27[4]	113	9.92	0.3	23.0	96.6	88.2	0.44	13	41.7	1.3	0.50	98.8	0.6	0.2	164
Comp. 28[4]	117	2.32	2.6	24.0	96.7	98.5	0.10	12	9.4	10.7	0.31	96.8	0.7	0.6	202
Comp. 30[4]	116	1.77	3.9	25.3	97.0	99.0	0.07	14	6.8	15.2	0.28	96.0	0.5	0.4	177
Comp. 31[4]	111	1.82	2.2	23.5	95.8	98.2	0.10	12	7.4	9.0	0.33	95.7	0.6	0.9	85
Comp. 32[4]	94	0.60	3.2	22.3	96.1	98.8	0.03	10	2.6	14.2	0.56	78.4	1.3	1.0	721
Comp. 33[4]	103	1.61	2.7	23.0	97.1	98.6	0.06	12	6.8	11.4	0.29	95.7	0.6	0.5	193
Comp. 34[4]	91	1.59	1.1	18.6	95.9	96.4	0.08	12	8.2	5.9	0.41	95.0	0.7	0.4	284

PAGE | 13-28 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Composite Sample	Flotation Feed			Concentrate			Tailings (Au g/t)	Cyanidation
	Feed (P80 µm)	Au (g/t)	S2- (%)	%Mass Pull	%Rec Au	%Rec S2-		Conc. (P80 µm)	CN Feed (g/t Au)	CN Feed (%S2-)	CN Residue (g/t Au)	%Ext (Au)	NaCN (kg/t)	CaO (kg/t)	CNfree (g/L)
Comp. 35[4]	107	3.17	3.7	25.2	96.9	99.0	0.13	13	12.2	14.5	0.40	97.0	0.6	0.5	127
Comp. 37[4]	104	2.21	2.9	29.0	98.7	98.8	0.04	13	7.5	9.9	0.24	97.1	0.6	0.6	143
Comp. 38[4]	95	0.70	3.3	23.3	95.6	98.8	0.04	13	2.9	14.0	0.42	85.3	0.7	0.4	290
Comp. 39[4]	101	5.81	4.6	23.8	95.9	99.2	0.31	13	23.4	19.0	1.08	95.4	0.5	0.6	319
Comp. 40[4]	92	2.56	3.6	23.8	97.0	98.9	0.10	14	10.4	15.0	0.66	93.7	0.8	0.5	334
Comp. 42[4]	101	0.63	2.1	27.4	93.1	98.3	0.06	13	2.2	7.6	0.24	88.8	0.6	0.4	355
Comp. 43[4]	110	0.50	1.0	33.3	94.7	96.6	0.04	14	1.4	2.9	0.10	93.0	0.6	0.7	429
Comp. 44[4]	96	0.74	2.4	26.6	97.0	98.5	0.03	10	2.7	9.0	0.26	90.4	1.3	0.6	747
Comp. 45[4]	103	1.39	4.1	25.6	96.8	99.1	0.06	10	5.3	15.9	0.81	84.6	1.9	0.9	746
Comp. 46[4]	102	0.22	1.9	21.4	92.8	97.9	0.02	12	1.0	8.5	0.17	82.1	0.5	0.5	369
Comp. 47[4]	107	0.20	1.0	25.1	92.4	96.3	0.02	14	0.7	3.9	0.25	65.3	0.7	0.5	318
Comp. 48[4]	100	0.33	1.5	30.0	95.8	97.7	0.02	13	1.1	4.9	0.22	79.0	1.0	0.6	373
Comp. 49[4]	112	0.47	0.3	20.0	94.9	88.0	0.03	13	2.2	1.5	0.07	96.9	0.6	0.3	253
Comp. 50[4]	105	0.26	0.4	21.5	92.4	91.3	0.03	14	1.1	1.9	0.04	96.4	0.8	0.2	350

Notes:	1SGS-Lakefield, Project 18831-01, Final Report, August 2022 for Mayfair Gold.
2SGS-Lakefield, Project 18831-02, Final Report, September 2023 for Mayfair Gold.
3SGS-Lakefield, Project 18831-03 Metallurgical Test Results from 2024 for Mayfair Gold.
4SGS-Lakefield, Project 18831-03 Metallurgical Test Results from 2025 for Mayfair Gold.

Cyanidation Circuit Retention Time

As a component of the variability test program, flotation concentrate gold dissolution rate kinetics were monitored during cyanidation for each composite with a solution sample withdrawn at 4, 8, 12, 24, and 48-hour time intervals.

Residual solution CNfree concentrations were adjusted as required at matching time intervals to maintain a target 1.0 g/L NaCN, equivalent to 530 ppm CNwad.

Direct cyanidation only was applied for all variability composites to determine gold dissolution rate kinetics summarized in Figure 13-9 and Table 13-11. Test results indicate that after 4 hours an average 85% of ultimate gold extraction is realized, after 8 hours 97%, after 12 hours 98%, and after 24 hours approaching 100% of ultimate extractive gold recovery.

The Fenn–Gib gold recovery circuit will include pre-aeration followed by CIL cyanidation with an approximate 24-hour retention time.

PAGE | 13-29 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Source: Haggarty Technical Services July 2025—from SGS 18831-03 Mayfair Cyanidation Testwork.xls

Figure 13-9: Gold Extraction Rate Kinetics Relative to Cyanidation Retention Time

Table 13-11: Cyanidation Gold Dissolution Rate Kinetics

Sample ID	Feed Grade		Conc. (P80 µm)	Cyanidation Au Dissolution Rate Kinetics					Tailings (g/t Au)	CNfree (ppm)	Cyanidation % of Ultimate Au Extraction
	g/t Au	%S2-		4 h	8 h	12 h	24 h	48 h			4 h	8 h	12 h	24 h	48 h
Comp. 1	2.6	10.0	11.3	69.0	74.8	75.8	80.0	79.2	0.54	354	0.87	0.94	0.95	1.01	1.00
Comp. 2	2.1	10.8	13.6	70.2	81.9	82.3	82.5	81.2	0.40	154	0.86	1.00	1.01	1.01	1.00
Comp. 3	10.5	12.6	13.5	64.5	86.1	89.5	99.0	94.2	0.61	124	0.68	0.91	0.95	1.05	1.00
Comp. 4	4.7	14.9	13.4	57.4	69.3	74.4	81.2	81.7	0.86	159	0.70	0.85	0.91	0.99	1.00
Comp. 5	4.2	14.4	13.5	77.9	83.3	82.4	84.1	84.5	0.65	202	0.92	0.99	0.98	1.00	1.00
Comp. 6	3.6	9.7	13.4	67.5	79.1	82.5	83.7	84.2	0.57	485	0.80	0.94	0.98	0.99	1.00
Comp. 7	4.3	8.0	13.7	80.8	90.5	93.4	91.1	93.0	0.30	130	0.87	0.97	1.00	0.98	1.00
Comp. 8	2.0	9.9	12.8	70.4	81.7	82.4	84.5	83.7	0.33	102	0.84	0.98	0.99	1.01	1.00
Comp. 9	8.8	14.3	12.5	53.8	81.8	86.6	90.6	91.8	0.72	111	0.59	0.89	0.94	0.99	1.00
Comp. 10	3.1	8.5	13.9	67.6	80.3	75.7	73.2	74.4	0.79	116	0.91	1.08	1.02	0.99	1.00
Comp. 11	6.4	13.3	13.8	81.3	90.5	86.0	89.6	89.3	0.69	109	0.91	1.01	0.96	1.00	1.00
Comp. 12	4.8	12.5	13.6	75.2	80.3	80.4	81.8	81.9	0.86	115	0.92	0.98	0.98	1.00	1.00
Comp. 13	4.2	8.8	13.9	54.9	67.3	63.9	69.3	73.1	1.13	139	0.75	0.92	0.87	0.95	1.00
Comp. 14	5.4	8.9	13.7	70.3	88.0	88.0	91.8	92.4	0.41	153	0.76	0.95	0.95	0.99	1.00

PAGE | 13-30 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Sample ID	Feed Grade		Conc. (P80 µm)	Cyanidation Au Dissolution Rate Kinetics					Tailings (g/t Au)	CNfree (ppm)	Cyanidation % of Ultimate Au Extraction
	g/t Au	%S2-		4 h	8 h	12 h	24 h	48 h			4 h	8 h	12 h	24 h	48 h
Comp. 15	5.1	6.3	13.6	64.5	84.1	84.8	88.3	89.0	0.56	206	0.72	0.94	0.95	0.99	1.00
Comp. 17	13.1	6.5	13.6	98.0	99.0	99.0	99.0	98.7	0.17	135	0.99	1.00	1.00	1.00	1.00
Comp. 18	18.3	8.9	11.3	99.0	99.0	98.4	99.2	97.9	0.38	129	1.01	1.01	1.01	1.01	1.00
Comp. 19	1.4	4.2	13.6	80.1	88.2	86.5	88.7	88.4	0.16	221	0.91	1.00	0.98	1.00	1.00
Comp. 20	4.1	7.7	14.1	67.4	82.0	86.5	91.9	93.0	0.29	161	0.72	0.88	0.93	0.99	1.00
Comp. 21	1.6	5.8	13.6	63.8	69.7	58.9	71.0	78.5	0.34	163	0.81	0.89	0.75	0.90	1.00
Comp. 22	2.2	2.5	13.2	81.6	87.3	93.3	92.4	94.1	0.13	273	0.86	0.92	0.99	0.98	1.00
Comp. 23	14.4	3.4	14.0	71.9	84.1	88.4	95.4	99.1	0.13	142	0.73	0.85	0.89	0.96	1.00
Comp. 24	4.1	4.8	13.6	77.7	88.1	90.3	93.7	95.3	0.19	141	0.81	0.92	0.95	0.98	1.00
Comp. 25	4.9	10.6	13.9	69.8	86.6	91.2	90.7	93.0	0.34	257	0.75	0.93	0.98	0.98	1.00
Comp. 26	15.5	8.0	13.7	55.5	89.6	90.9	96.7	97.9	0.32	156	0.57	0.92	0.93	0.99	1.00
Comp. 27	41.7	1.3	13.4	58.8	84.1	97.8	99.0	98.8	0.50	164	0.60	0.85	0.99	1.00	1.00
Comp. 28	9.4	10.7	12.1	87.3	95.9	99.6	99.0	96.7	0.31	202	0.90	0.99	1.03	1.02	1.00
Comp. 30	6.8	15.2	13.6	84.5	93.0	89.4	93.3	95.9	0.28	177	0.88	0.97	0.93	0.97	1.00
Comp. 31	7.4	9.0	11.9	96.9	95.7	94.4	99.0	95.5	0.33	85	1.01	1.00	0.99	1.04	1.00
Comp. 32	2.3	12.9	13.3	64.4	77.1	80.0	79.9	76.5	0.54	383	0.84	1.01	1.04	1.04	1.00
Comp. 33	6.8	11.4	12.4	93.6	93.7	92.5	97.7	95.7	0.29	193	0.98	0.98	0.97	1.02	1.00
Comp. 34	8.2	5.9	12.3	82.0	95.6	96.9	95.8	95.0	0.41	284	0.86	1.01	1.02	1.01	1.00
Comp. 35	12.2	14.5	12.8	83.7	91.6	90.9	99.0	96.7	0.40	127	0.87	0.95	0.94	1.02	1.00
Comp. 37	7.5	9.9	12.8	86.8	93.4	93.4	98.7	96.8	0.24	143	0.90	0.96	0.96	1.02	1.00
Comp. 38	2.9	14.0	13.2	75.7	89.1	76.9	86.9	85.3	0.42	290	0.89	1.04	0.90	1.02	1.00
Comp. 39	23.4	19.0	12.8	69.9	91.6	96.5	91.5	95.4	1.08	319	0.73	0.96	1.01	0.96	1.00
Comp. 40	10.4	15.0	13.7	69.1	84.3	90.2	93.4	93.7	0.66	334	0.74	0.90	0.96	1.00	1.00
Comp. 42	2.2	7.6	13.4	88.7	88.3	88.0	85.0	88.8	0.24	355	1.00	0.99	0.99	0.96	1.00
Comp. 43	1.4	2.9	13.7	91.5	96.0	96.1	95.2	93.0	0.10	429	0.98	1.03	1.03	1.02	1.00
Comp. 44	2.7	10.1	13.2	71.7	83.9	81.8	89.3	85.4	0.39	376	0.84	0.98	0.96	1.04	1.00
Comp. 45	5.5	15.0	14.0	75.5	87.4	88.4	87.7	82.1	0.98	352	0.92	1.06	1.08	1.07	1.00
Comp. 46	1.0	8.5	12.4	89.2	101.3	88.1	90.2	82.1	0.17	369	1.09	1.23	1.07	1.10	1.00
Comp. 47	0.7	3.9	13.9	57.2	62.7	70.8	71.6	65.3	0.25	318	0.88	0.96	1.09	1.10	1.00
Comp. 48	1.01	4.9	13.3	70.8	86.0	83.1	82.2	79.0	0.22	373	0.89	1.08	1.05	1.03	1.00
Comp. 49	2.2	1.5	13.4	82.4	99.1	99.8	105.2	96.9	0.07	253	0.85	1.02	1.03	1.08	1.00
Comp. 50	1.1	1.9	13.9	59.6	77.2	90.8	94.4	96.4	0.04	350	0.62	0.80	0.94	0.97	1.00

Source: Haggarty Technical Services July 2025—from SGS 18831-03 Mayfair Cyanidation Testwork.xls

Rougher Concentrate—Regrind-Specific Energy Testwork

As part of the variability test program, a bulk rougher-concentrate sample was prepared from Composite 17 to determine highly-intensity grinding (HIG) mill specific grinding energy (kWh/t) required to regrind the concentrate to a series of target product sizes that included P80 10, 13, 15, and 20 µm.

As shown in Figure 13-10 and summarized in Table 13-12 to Table 13-17, an average specific grinding energy (SGE) of 15.8 kWh/t is associated with a design grind size of P80 13 µm. The SGE increases to 27.6 kWh/t at P80 10 µm, decreasing to 11.7 kWh/t at P80 15 µm, and 6.4 kWh/t at P80 20 µm. Testwork considered ceramic grinding media (3 mm and 4 mm) at 45% solids and 47 % solids w/w for SGE definition.

PAGE | 13-31 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Slurry viscosity measurements summarized in Table 13-15 confirmed a dynamic viscosity of 9.1 mPa-sec and constant shear viscosity 11.9 mPa-sec at a slurry temperature of 29°C, 42% solids w/w, and pH 10.5. No viscosity-related issues are anticipated within the regrind mill operating range of 42% to 47% solids w/w.

Source: Haggarty Technical Services July 2025—from SGS 18831-03 Mayfair Cyanidation Testwork.xls

Figure 13-10: Concentrate Regrind—HIG Mill Specific Grinding Energy kWh/t Data

PAGE | 13-32 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Table 13-12: Concentrate Regrinding—HIG Mill SGE Testwork (3 mm media at 45% solids)

Trial#1	Feed	Stage 1	Stage 2	Stage 3	Stage 4	Stage 5	Stage 6
%Solids (w/w)	45.4	45.8	45.9	45.5	45.7	45.8	45.8
Grinding Media (mm)	3	3	3	3	3	3	3
SGE (kWh/t)	—	5.6	11.2	16.8	22.2	27.5	33.0
P80 (µm)	33.6	21.2	15.9	12.4	11.1	9.3	8.2
P98 (µm)	149.0	80.0	69.9	32.6	39.5	22.2	18.8
SGE (kWh/t) at P80 10 µm	24.6	—	—	—	—	—	—
SGE (kWh/t) at P80 13 µm	15.1	—	—	—	—	—	—
SGE (kWh/t) at P80 15 µm	11.6	—	—	—	—	—	—
SGE (kWh/t) at P80 20 µm	6.8	—	—	—	—	—	—

Source: 188831-03 SST-001 Composite 17 Ro Conc.—22 Jan 2025.

Table 13-13: Concentrate Regrinding—HIG Mill SGE Testwork (3 mm media at 47% solids)

Trial#2	Feed	Stage 1	Stage 2	Stage 3	Stage 4	Stage 5	Stage 6
%Solids (w/w)	47.8	46.9	47.2	47.7	47.8	47.9	47.9
Grinding Media (mm)	3	3	3	3	3	3	3
SGE (kWh/t)	—	1.8	3.6	10.1	16.4	22.6	28.6
P80 (µm)	33.6	27.2	20.9	16.4	13.2	10.7	9.2
P98 (µm)	149.0	123.0	91.5	70.2	48.1	30.4	23.5
SGE (kWh/t) at P80 10 µm	28.0	—	—	—	—	—	—
SGE (kWh/t) at P80 13 µm	14.1	—	—	—	—	—	—
SGE (kWh/t) at P80 15 µm	9.7	—	—	—	—	—	—
SGE (kWh/t) at P80 20 µm	4.5	—	—	—	—	—	—

Source: 188831-03 SST-002 Composite 17 Ro Conc.—22 Jan 2025.

Table 13-14: Concentrate Regrinding—HIG Mill SGE Testwork (4 mm media at 47% solids)

Trial#3	Feed	Stage 1	Stage 2	Stage 3	Stage 4	Stage 5	Stage 6
%Solids (w/w)	47.8	47.3	47.4	47.4	47.5	47.6	47.5
Grinding Media (mm)	4	4	4	4	4	4	4
SGE (kWh/t)	—	7.2	14.4	21.5	28.5	35.3	42.0
P80 (µm)	33.6	20.6	15.0	12.2	10.4	9.2	8.2
P98 (µm)	149.0	72.6	41.3	29.2	24.3	21.0	19.1
SGE (kWh/t) at P80 10 µm	30.2	—	—	—	—	—	—
SGE (kWh/t) at P80 13 µm	18.2	—	—	—	—	—	—
SGE (kWh/t) at P80 15 µm	13.9	—	—	—	—	—	—
SGE (kWh/t) at P80 20 µm	8.0	—	—	—	—	—	—

Source: 188831-03 SST-003 Composite 17 Ro Conc.—3 Feb 2025.

PAGE | 13-33 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Table 13-15: Concentrate Regrinding—HIG Mill Slurry Viscosity Measurements

Sample	%Solids (w/w)	pH	Temp (°C)	Dynamic Viscosity (mPa-sec)	Constant Shear Viscosity (mPas-sec)
RG Feed	42	7.3	21	6.2	7.0
RG Discharge—Natural pH	42	7.3	29	7.5	9.7
RG Discharge—pH 10.3	42	10.5	29	9.1	11.9

Source: 188831-03 SST-003 Slurry Viscosity—28 November 2024.

Environmental Acid-Base Accounting Testwork

Modified Sobek acid-base accounting (ABA) was conducted in 2022 on Central Pit Upper, Central Pit Lower rougher flotation tailings, and rougher-concentrate cyanidation residue samples. Similar testwork was completed in 2024 on Composite #29 (DDH FG23-350a) rougher-flotation tailings, and rougher concentrate prior to cyanidation, with results summarized in Table 13-16.

Table 13-16: Acid-Base Accounting Test Results

Sample	Description	pH	Neutralizing Potential (NP) (t CaCO3/1,000 t)	Acid Generating Potential (AP) (Mt CaCO3/1,000 t)	Ratio NP/AP	Classification
Central Pit Upper[1]	Rougher Tailings	9.2	132.0	1.3	105.6	non-PAG
	Conc CN Residue	9.0	132.0	90.6	1.5	PAG
Central Pit Lower[1]	Rougher Tailings	9.2	62.9	1.3	50.3	non-PAG
	Conc CN Residue	9.1	65.3	24.7	2.6	PAG
Composite 29[2]	Rougher Tailings	9.2	142.0	0.3	456	non-PAG
	Rougher Conc.	8.3	154.0	290.0	0.53	PAG

Notes:	1SGS-Lakefield, Project 18831-01 Metallurgical Test Results, August 2022 for Mayfair Gold.
2SGS-Lakefield, Project 18831-03 Metallurgical Test Results from 2024 for Mayfair Gold.
PAG = potentially acid-generating.

ABA test results quantify the acid generation potential (AP) relative to the oxidation of sulphide sulphur. The method also defines the neutralization potential (NP) by initiating a reaction with excess acid, then titrating to pH 8.3 with sodium hydroxide to determine how much acid was consumed during the reaction. The ratio between NP and AP is an indicator as to the potential of the sample to generate acid rock drainage (ARD).

Modified ABA tests identified rougher flotation tailings as non-potentially acid generating (non-PAG or NAG) with abundant neutralization potential. For rougher tailings, neutralizing potential ranged from 63 to 142 tonnes CaCO3 per 1,000 tonnes, while the AP ranged from 0.3 to 1.3 tonnes CaCO3 per 1,000 tonnes. The NP/AP ratio varied from 50 to 456, confirming that the low-sulphide rougher tailings are expected to be non-PAG.

PAGE | 13-34 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Modified ABA tests on sulphide concentrate and concentrate cyanidation residue samples identified this material as PAG, with sulphide content ranging from 0.8% to 9.3% S2-. The neutralizing potential varied from 65 to 154 tonnes CaCO3 per 1,000 tonnes, while the acid generation potential ranged from 25 to 290 tonnes CaCO3 per 1,000 tonnes. The ratio of NP/AP was low, between 0.5 to 2.6, indicating that the sulphide concentrate is only marginally buffered.

The hybrid process approach allows for the co-disposal of non-PAG rougher tailings with the sub-aqueous deposition of PAG cyanidation residue after cyanide removal. Successfully implemented elsewhere in the mining industry, this method ensures the PAG material, comprising 20% to 25% of process feed tonnage, is consistently submerged beneath a cap of well buffered non-PAG rougher tailings in the tailings impoundment.

13.4	Recovery Estimates

Flotation testwork achieved a rougher-flotation tailings grade that was typically less than 0.10 g/t Au at a feed grind size of P80 106 µm and mass pull of 23% to 25% to concentrate as indicated in Table 13-17.

Since flotation feed-grade is an independent variable, and 23% mass pull is assumed to rougher concentrate, with a constant rougher-flotation tailings grade of 0.10 g/t Au, the resulting rougher -concentrate grade at varying feed grade can be determined. This approach provides an opportunity to model expected overall flotation -circuit gold recovery, over a range in gold head-grade.

Table 13-17: Overall Gold Recovery from Flotation, Concentrate Regrind, and Cyanidation Test Data

Composite Sample	Feed (P80 µm)	Feed (Au g/t)	Conc. %Mass Pull	Conc. %Rec Au	Tailings (Au g/t)	Conc. (P80 µm)	CN Feed (g/t Au)	CN Residue (g/t Au)	CN%Ext Au	Overall %Ext Au
South Pit[1]	72	0.92	24.4	95.1	0.06	18	4.3	0.53	87.9	83.6
Central Pit Upper[1]	67	1.05	15.6	96.0	0.05	17	7.2	0.87	87.9	84.4
Central Pit Mid[1]	67	1.13	12.2	95.3	0.06	14	10.0	1.02	89.9	85.7
Central Pit Lower[1]	67	1.43	14.7	95.8	0.07	12	10.1	0.35	96.6	92.5
East Pit[1]	72	0.76	20.8	97.9	0.05	15	4.2	0.49	88.3	86.5
FW UG1	71	3.22	16.8	93.5	0.25	15	20.3	0.51	97.5	91.2
FG-22-254[2]	102	1.18	26.8	94.1	0.10	15	4.4	0.45	89.9	84.6
FG-22-254[2]	102	1.18	26.8	94.1	0.10	10	4.5	0.29	93.6	88.0
FG-22-254[2]	102	1.18	26.8	94.1	0.10	5	4.3	0.19	95.6	90.0
FG23-350a2	109	1.91	23.4	96.0	0.10	11	7.8	0.26	96.7	92.8
FG23-350a2	109	1.91	23.4	96.0	0.10	11	7.7	0.26	96.6	92.8
FG23-350a2	109	1.91	23.4	96.0	0.10	13	7.6	0.42	94.4	90.7
FG23-350a2	109	1.91	23.4	96.0	0.10	13	7.7	0.38	95.1	91.3
FG23-350a2	109	1.91	23.4	96.0	0.10	22	8.0	0.84	89.5	85.9
FG23-350a2	109	1.91	23.4	96.0	0.10	23	7.8	0.80	89.7	86.1
Comp. 1[3]	104	0.57	20.8	94.5	0.04	11	2.6	0.54	79.6	75.2
Comp. 2[3]	105	0.47	20.4	93.2	0.04	14	2.1	0.40	81.7	76.1
Comp. 3[3]	99	2.35	20.9	93.6	0.19	14	10.5	0.61	94.0	88.0
Comp. 4[3]	102	1.17	24.0	96.7	0.05	13	4.7	0.86	81.7	79.0
Comp. 5[3]	121	1.12	25.9	97.3	0.04	14	4.2	0.65	84.5	82.3
Comp. 6[3]	106	1.12	29.5	95.0	0.08	13	3.6	0.57	84.2	80.0
Comp. 7[3]	96	1.01	22.3	95.4	0.06	14	4.3	0.30	93.0	88.7
Comp. 8[3]	110	0.42	19.8	94.3	0.03	13	2.0	0.33	83.7	78.9

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Composite Sample	Feed (P80 µm)	Feed (Au g/t)	Conc. %Mass Pull	Conc. %Rec Au	Tailings (Au g/t)	Conc. (P80 µm)	CN Feed (g/t Au)	CN Residue (g/t Au)	CN%Ext Au	Overall %Ext Au
Comp. 9[3]	104	2.30	25.1	95.4	0.14	13	8.8	0.72	91.8	87.6
Comp. 10[3]	104	0.74	23.1	95.9	0.04	14	3.1	0.79	74.4	71.3
Comp. 11[3]	95	1.52	22.7	95.9	0.08	14	6.4	0.69	89.3	85.6
Comp. 12[3]	104	0.91	20.8	98.3	0.02	9	4.3	0.64	85.2	83.7
Comp. 13[3]	106	1.00	23.2	97.7	0.03	14	4.2	1.13	73.3	71.6
Comp. 14[3]	132	1.28	22.1	93.9	0.10	14	5.4	0.41	92.4	86.8
Comp. 15[3]	94	1.39	25.8	93.6	0.12	14	5.1	0.56	89.0	83.3
Comp. 17[3]	98	3.18	23.1	95.2	0.20	14	13.1	0.17	98.7	93.9
Comp. 18[3]	100	4.07	20.8	93.4	0.34	11	18.3	0.38	97.9	91.4
Comp. 19[3]	100	0.35	24.4	95.7	0.02	14	1.4	0.16	88.4	84.6
Comp. 20[3]	102	0.87	20.2	95.4	0.05	14	4.1	0.29	93.7	89.4
Comp. 21[3]	116	0.51	31.5	97.3	0.02	14	1.6	0.34	79.7	77.6
Comp. 22[3]	99	0.62	27.2	96.5	0.03	13	2.2	0.13	94.1	90.8
Comp. 23[3]	115	3.65	24.1	94.8	0.25	14	14.4	0.13	99.1	93.9
Comp. 24[3]	119	1.01	23.8	95.5	0.06	14	4.1	0.19	95.3	91.0
Comp. 25[3]	100	1.52	29.2	93.5	0.14	14	4.9	0.34	93.4	87.3
Comp. 26[3]	101	3.70	23.0	96.7	0.16	14	15.5	0.32	98.0	94.7
Comp. 27[3]	113	9.92	23.0	96.6	0.44	13	41.7	0.50	98.8	95.4
Comp. 28[3]	117	2.32	24.0	96.7	0.10	12	9.4	0.31	96.8	93.6
Comp. 30[3]	116	1.77	25.3	97.0	0.07	14	6.8	0.28	96.0	93.2
Comp. 31[3]	111	1.82	23.5	95.8	0.10	12	7.4	0.33	95.7	91.7
Comp. 32[3]	94	0.60	22.3	96.1	0.03	10	2.6	0.56	78.4	75.3
Comp. 33[3]	103	1.61	23.0	97.1	0.06	12	6.8	0.29	95.7	93.0
Comp. 34[3]	91	1.59	18.6	95.9	0.08	12	8.2	0.41	95.0	91.1
Comp. 35[3]	107	3.17	25.2	96.9	0.13	13	12.2	0.40	97.0	94.1
Comp. 37[3]	104	2.21	29.0	98.7	0.04	13	7.5	0.24	97.1	95.8
Comp. 38[3]	95	0.70	23.3	95.6	0.04	13	2.9	0.42	85.3	81.6
Comp. 39[3]	101	5.81	23.8	95.9	0.31	13	23.4	1.08	95.4	91.5
Comp. 40[3]	92	2.56	23.8	97.0	0.10	14	10.4	0.66	93.7	90.9
Comp. 42[3]	101	0.63	27.4	93.1	0.06	13	2.2	0.24	88.8	82.7
Comp. 43[3]	110	0.50	33.3	94.7	0.04	14	1.4	0.10	93.0	88.1
Comp. 44[3]	96	0.74	26.6	97.0	0.03	10	2.7	0.26	90.4	87.7
Comp. 45[3]	103	1.39	25.6	96.8	0.06	10	5.3	0.81	84.6	81.9
Comp. 46[3]	102	0.22	21.4	92.8	0.02	12	1.0	0.17	82.1	76.2
Comp. 47[3]	107	0.20	25.1	92.4	0.02	14	0.7	0.25	65.3	60.3
Comp. 48[3]	100	0.33	30.0	95.8	0.02	13	1.1	0.22	79.0	75.7
Comp. 49[3]	112	0.47	20.0	94.9	0.03	13	2.2	0.07	96.9	91.9
Comp. 50[3]	105	0.26	21.5	92.4	0.03	14	1.1	0.04	96.4	89.1

Notes:	1SGS-Lakefield, Project 18831-01 Metallurgical Test Results, August 2022 for Mayfair Gold.
2SGS-Lakefield, Project 18831-02 Metallurgical Test Results, September 2023 for Mayfair Gold.
3SGS-Lakefield, Project 18831-03 Metallurgical Test Results from 2025 for Mayfair Gold.

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Rougher concentrate gold recovery determined as a function of feed grade is indicated in Formula 5, with the maximum realized rougher-flotation gold recovery estimated as 97.0 %Rec Au:

Flotation %Rec Au = ((f – t) + (t x (C/F)) /f	to a maximum of 97%

Gold extraction from a reground rougher concentrate also varies proportionately to gold grade and at a concentrate grind size of P80 13 µm varies from 94% Au extraction at lower rougher concentrate gold grades to a maximum 96% Au extraction at higher concentrate gold grade. Completion of variability composite sample testwork defined what is considered as a relatively small cluster of samples (approximately 15 to 20%) which yielded lower than expected CN Au extraction due to finely disseminated gold within pyrite.

Cyanidation as a function of mill feed grade is expressed as Formula 6, with the maximum realized CN extractive gold recovery estimated at 96.0% CN %Ext Au:

Cyanidation %Ext Au = (f +93)	to a maximum of 96%

Overall, gold recovery is the outcome from both unit processes and expressed as Formula 7, with an assumed constant 23% mass pull (F/C), and a flotation tailing grade of 0.10 g/t Au (t). Details are as follows:

F	=	Mill Feed tonnage
C	=	Flotation Rougher Concentrate tonnage
T	=	Flotation Tailing tonnage
C/F	=	Mass Pull to concentrate
f	=	Flotation Feed grade
c	=	Flotation Concentrate grade
t	=	Flotation Tailings grade

Formula 1:	F = C + T	tonnage in = tonnage out
Formula 2:	Ff = Cc + Tt	metal in = metal out
Formula 3 :	Mass Pull = C/F = (f-t) /(c-t)
Formula 4	Flotation %Rec Au = Cc/Ff x 100
Formula 5	Flotation %Rec Au = ((f-t) + (t x C/F)) /f
Formula 6	Cyanidation %Extraction Au = (f + 93)
Formula 7	Overall %Rec Au = (f+93) x ((f-t) + (t x (C/F)) /f

Overall, Au recovery as a function of gold feed grade for Fenn-Gib mineralization, (>0.2 g/t Au), is then:

Overall %Rec Au = (f + 93) x ((f – 0.10) + (0.10 x 0.23)) /f   to a maximum 93%Rec Au

%Overall Rec Au at 1.5 g/t Au = (1.5 + 93) x ((1.5 – 0.10) + (0.10 x 0.23)) /1.5 = 89.6 % Rec Au

A comparison of modelled overall gold recovery to all testwork completed during 2022–2025 is indicated in Figure 13-11. The additional variability test data from 2025 introduced a wider range of material head grade and provided an opportunity to adjust the associated Geo-Met model for overall gold recovery.

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Source: Haggarty Technical Services July 2025—from test data in Table 13-12.

Figure 13-11: Geometallurgical Modelled Gold Head Grade versus Overall Gold Recovery

13.5	Metallurgical Variability

The composite sample variability test program included 46 composite samples listed in Table 13-2. By subjecting the respective composites to identical baseline conditions including a flotation feed grind size of P80 106 µm, 23% to 25% mass pull to a rougher-concentrate, with flotation reagents including PAX (45 g/t), Aero 3501 (20 g/t), Aero 3477 (20 g/t), MIBC (50 g/t), comparative flotation performance was established, as indicated in Table 13-9 and Figure 13-6.

Subsequent regrinding of rougher concentrates to P80 10 to 13 µm, followed by cyanidation for 48 hours with 1,000 ppm NaCN established the expected variability in overall gold extraction over a range in feed grade from 0.2 to 9.9 g/t Au and 0.3 to 4.6% S2- (Table 13-10 and Figure 13-1).

PAGE | 13-38 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

13.6	Deleterious Elements

Since the production and shipment of a final flotation concentrate to a third-party smelter is not considered as a process alternative, there are no deleterious elements present other than sulphide content and tellurides that could influence metallurgical performance with cyanidation.

13.7	Additional Metallurgical Testwork

To support the potential for future Project definition, engineering studies, and equipment selection, there are some specific parameters and additional testwork that is suggested as required:

•	Pursue additional cyanidation-carbon-in-pulp versus carbon-in-leach test work to identify any potential upside in gold extraction from the reground pyrite concentrate.

•	Complete mineralogical studies with PMC-Vancouver and the NRC to confirm the composition of observed fine and medium-size gold grains in cyanidation residue.

•	Define crushed-rock material properties including bulk density and angle of repose.

•	Confirm process slurry specific gravity at varying slurry densities.

•	Define process slurry and rougher-concentrate viscosity and rheology parameters for final definition and selection of pipe work, agitator specifications, and pump selection.

•	Complete concentrate solids/liquid separation testwork for pre-leach and pre-CN Detox thickener design with the potential for vendor involvement.

•	Define final settled tailings densities to establish expected tailings placement factors.

•	Complete CN Detox testwork on CIL tailings slurry to confirm process design criteria and performance.

•	Define secondary water treatment requirements and chemistry to achieve treated-water targets.

•

Consider involving and supporting original-equipment manufacturer (OEM) vendors in the final selection of major equipment to obtain a level of performance guarantee or reassurance regarding equipment selection.

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

14	MINERAL RESOURCE ESTIMATE

This section presents the Mineral Resource estimate for the Fenn–Gib Project, prepared and disclosed in accordance with the CIM Standards and Definitions for Mineral Resources and Mineral Reserves (CIM Definition Standards) (CIM, 2014). The Mineral Resource estimate includes both Indicated and Inferred Resources. TMAC’s Qualified Person, Mr. Tim Maunula, P.Geo., is responsible for the Mineral Resource estimate, which has an effective date of September 3, 2024.

14.1	Key Assumptions

The Mineral Resource estimate incorporates extensive drill hole data from surface diamond drill programs, combining both historical drilling completed prior to 2017 and Mayfair Gold’s drilling campaign from 2021–2024. The cut-off date for assay data used in the Mineral Resource estimate was April 30, 2024. All data received were recorded in NAD 83 UTM coordinates (Zone 17).

The Mineral Resource estimate was:

•	Prepared using Hexagon Mining’s HxGN MinePlan 16.2.1 (MinePlan)

•	Classified according to the CIM Definition Standards

•	Reported within a constraining resource pit shell at a 0.3 g/t Au cut-off grade, which is amenable to open pit extraction.

14.2	Data

The Project Mineral Resource estimate is based on drill-hole data consisting of gold assays, geological descriptions, and density measurements. Mayfair Gold provided TMAC the data in CSV and DXF file formats, which were imported into MinePlan. The database was additionally verified using the validation tool in MinePlan to determine errors and overlapping or out-of-sequence intervals. Minor errors were noted, and the database was updated.

The Mineral Resource estimate used 457 historical drill holes (totalling 145,332.81 m) and 291 Mayfair Gold drill holes (totalling 171, 120.25 m), which together yielded 217,354 assayed intervals, and 20,688 unassayed intervals that were assigned an assay value of 0 (Figure 14-1).

14.3	Geological Model

The primary gold mineralization for the Project was modelled in three domains: Main Zone, Deformation Zone, and Footwall Zone (including a Footwall Zone High Grade). However, gold mineralization is also contained within the other contiguous geological domains: mafic volcanics, pyroxenite, ultramafic volcanics, and sediments (Figure 14-1). Mayfair Gold modelled the rock-type groups using Datamine Studio EM (Datamine). TMAC reviewed and validated these rock-type group wireframes for use in the Mineral Resource estimate. Gold grades were estimated separately by rock type within each domain.

PAGE | 14-1 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Source: Maunula (2024)

Figure 14-1: Plan View of Drill-Hole Traces and Geological Block Model

The wireframes were used to code the block model and calculate the drill-hole solid intersections to code the assay and composite data. The domain codes assigned are listed in Table 14-1.

Table  14-1: Geology Block Model Codes and Descriptions

Rock Code	Domain Code	Description
MV	10	Mafic Volcanics
DZ	20	Deformation Zone
MAIN	30	Main Zone
PYX	40	Pyroxenite
UMV	50	Ultramafic Volcanics
SEDS	60	Sediments
DIA	70	Diabase
FWZ	90	Footwall Zone
FWZHG	95	Footwall Zone High Grade
OVB	99	Overburden

PAGE | 14-2 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

14.4	Exploratory Data Analysis

14.4.1	Assays

The Mineral Resource model includes only gold assays from drill holes within or near to the interpreted geological wireframes. Exploratory data analysis was conducted on raw drill-hole data selected by mineralization zone or rock type to determine the nature of the gold grade distribution and correlation of grades with individual domains. The gold grade values were evaluated through a combination of descriptive statistics, histograms, probability plots, and box plots.

Figure 14-2 presents a boxplot which graphically illustrates the uncapped gold grade sorted by the domain codes. The highest mean gold grades are associated with the Main Zone (30) and Deformation Zone (20).

Source: Maunula (2024)

Figure 14-2: Boxplot of Uncapped Gold Grades (g/t) by Domain Code

14.4.2	Grade Capping and Outlier Restrictions

In mineral deposits with skewed distributions (characterized by a coefficient of variation [CV] greater than 2), a small number of high-grade outliers may account for a significant portion of the contained metal content. These high-grade outliers typically show limited spatial continuity.

Capping analysis by domain (Table 14-2) was carried out on assay values using disintegration analysis and log-probability plots.

PAGE | 14-3 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Table 14-2: Capping Analysis Summary

Domain Code	Count	Uncapped Grades			Capped Grades
		Max (g/t Au)	Mean (g/t Au)	CV	Cap Value (g/t Au)	No. Capped	Mean (g/t Au)	CV
10	49,626	835.330	0.113	47.31	15.00	11	0.075	5.09
20	30,974	90.550	0.539	2.65	20.00	17	0.531	2.24
30	44,635	151.690	0.708	2.94	28.50	22	0.690	2.10
40	22,978	392.000	0.320	12.25	24.50	23	0.230	4.63
50	3,083	29.400	0.100	8.23	3.70	9	0.079	3.68
60	51,020	249.810	0.218	7.37	23.60	24	0.206	4.17
70	581	4.580	0.028	7.35	0.70	4	0.021	3.71
90	25,092	3,782.710	0.357	66.96	22.00	10	0.196	4.15
95	10,818	86.940	0.572	4.04	26.00	9	0.545	3.17
99	3,219	0.480	0.008	5.53	0.00	0	0.001	0.00

Source: Maunula (2024)

Disintegration analysis uses a step function (the difference between adjacent samples sorted by grade) to denote the changes in an ordered data set and provides a degree of resolution on the plots to identify the population breaks that can be used for capping. It also provides an overall view of the continuity of the grade data set.

Figure 14-3 and Figure 14-4 illustrate the disintegration analysis for the Deformation Zone and Main Zone, respectively.

PAGE | 14-4 October 10, 2025

MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Source: Maunula (2024)

Figure 14-3: Log Probability Plot, Deformation Zone (Au g/t)

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Source: Maunula (2024)

Figure 14-4: Log Probability Plot, Main Zone (Au g/t)

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

14.4.3	Composites

For purposes of normalizing the assay data for further analysis, both raw and capped assay values were composited to 1.5 m intervals starting from the top of each drill hole. Unassayed intervals were assigned a grade of 0.0 g/t Au. The resulting composite values were then categorized using the majority domain code. Figure 14-5 presents a boxplot illustrating the distribution of capped grades-by domain code.

Source: Maunula (2024)

Figure 14-5: 1.5 m Composites Reported by Domain Code, Capped Au (g/t)

To support model validation, 5 m composites were created for use with the nearest-neighbour (NN) grade interpolation. Figure 14-6 illustrates the grade distribution for the 5 m composites.

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Source: Maunula (2024)

Figure 14-6: 5 m Composites Reported by Domain Code, Capped Au (g/t)

14.5	Density Assignment

Table 14-3 reports the average density values by domain code based on 4,360 individual measurements using standard water-displacement methods. Overburden density was assigned 1.80 g/cm3 and the default density was 2.81 g/cm3.

Table 14-3: Assigned Density Values

Domain Code	Lithology	Count	Density (g/cm3)
10	Mafics	1,266	2.90
20	Deformation Zone	570	2.69
30	Main Zone	1,034	2.81
40	Pyroxenite	368	2.90
50	Ultramafics	94	2.83
60	Metasediments	426	2.74
90	Footwall Zone	602	2.86

Average		4,360	2.81

Source: Maunula (2024)

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

14.6	Variography

Geostatisticians use a variety of tools to analyze and characterize the spatial relationships between data points, particularly how variables relate to each other across different distances (lags) and directions. One of these is the correlogram, which measures the correlation between data values as a function of their separation distance and direction. If we compare samples that are close together, it is common to observe that their values are quite similar and the correlation coefficient for closely spaced samples is near 1.0. As the separation between samples increases, there is likely to be less similarity in the values, and the correlogram tends to decrease toward 0.0. The distance at which the correlogram reaches zero is called the range of correlation, or simply the range. The range of the correlogram corresponds roughly to the more-qualitative notion of the range of influence of a sample; it is the distance over which sample values show some persistence or correlation. The shape of the correlogram describes the pattern of spatial continuity. A very rapid decrease near the origin is indicative of short-scale variability. A more gradual decrease moving away from the origin suggests more short-scale continuity. A plot of “1-correlation” is made so the result looks like the more-familiar variogram plot.

The approach used to develop the variogram models employed SAGE2001 software. Directional sample correlograms were calculated along horizontal azimuths of 0, 30, 60, 120, 150, 180, 210, 240, 270, 300, and 330 degrees. For each azimuth, sample correlograms were also calculated at dips of 30 and 60 degrees in addition to the horizontal (dip 0 degrees). Lastly, a correlogram was calculated in for the vertical (dip 90 degrees). Using the 37 sample correlograms, an algorithm determined the best-fit model nugget effect and two-nested structure variance contributions. After fitting the variance parameters, the algorithm then fitted an ellipsoid to the 37 ranges from the directional models for each structure. The anisotropy of the correlation was given by the range along the major, semi-major, and minor axes of the ellipsoids, and the orientations of these axes for each structure. TMAC reviewed the fitted variogram and adjusted to reflect the mineralization.

Table 14-4 presents the correlogram parameters for the Fenn–Gib Project by domain codes.

The rotation convention for the search anisotropy is ZXY:

•	Rotation about Z-axis—left-hand rule (clockwise rotation positive)

•	Rotation about new X-axis—right-hand rule (anti-clockwise rotation positive)

•	Rotation about new Y-axis—right-hand rule (anti-clockwise rotation positive)

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Table 14-4: Correlogram Parameters

Domain Code	Type	C0	Structure 1 (C1): SPHERICAL							Structure 2 (C2): SPHERICAL
			C1	Rot Z (°)	Rot X (°)	Rot Y (°)	Range X (m)	Range Y (m)	Range Z (m)	C2	Rot Z (°)	Rot X (°)	Rot Y (°)’	Range X (m)	Range Y (m)	Range Z (m)
10 MV	SPH	0.45	0.45	85	2	-22	11	22	11	0.10	-72	44	32	45	95	150
20 DZ	SPH	0.35	0.45	70	2	10	15	20	15	0.20	-1	-10	-115	250	50	150
30 MZ	SPH	0.45	0.45	-40	-30	40	15	15	15	0.10	-150	80	-105	125	250	160
40 PYX	SPH	0.10	0.85	-40	40	40	15	20	10	0.05	45	55	35	225	250	100
50 UMV	SPH	0.35	0.40	-65	95	-15	15	20	20	0.25	-75	40	-30	50	190	90
60 SEDS	SPH	0.30	0.65	-25	30	-10	25	25	15	0.05	60	35	-30	115	160	250
90 FWZ LG	SPH	0.20	0.70	15	-50	25	10	10	15	0.10	30	0	0	60	150	50
95 FWZ HG	SPH	0.10	0.80	-50	55	80	20	20	25	0.10	-50	120	75	90	105	125

Note: Rot = rotation around axis.

Source: Maunula (2024)

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

14.7	Block Model Definition

The block model matrix was designed to capture the geometry of the deposit, characterized by narrow zones of mineralization within the broader lithology, drill data-density, and the selective mining unit (SMU). No rotation was applied to the block models. Table 14-5 summarizes the block model workspace for the Fenn–Gib Project.

Table 14-5: Block Model Workspace

Description	Parameter
Easting (m)	556,950
Northing (m)	5,374,550
Maximum Elevation (m)	5,400
Rotation Angle	No rotation
Block Size—X, Y, Z (m)	5 x 5 x 5
Number of Blocks in the X Direction	640
Number of Blocks in the Y Direction	390
Number of Blocks in the Z Direction	180

Source: Maunula (2024)

14.8	Estimation and Interpolation Methods

The Fenn–Gib block model was estimated using three interpolation methods: nearest neighbor (NN), inverse distance weighting squared (IDW2) and ordinary kriging (OK). Uncapped and capped gold grades were estimated for the OK model. Only capped gold grades were estimated for the NN and IDW2 models.

Table 14-6 provides a comprehensive overview of the interpolation parameters and search ellipses used for NN, IDW2, and OK interpolation methods. All blocks were estimated using a single interpolation pass.

PAGE | 14-11 October 10, 2025

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Table 14-6: Interpolation Parameters by Domain Code

	Parameters
Block Model Grade	Code	Grade	Min # Comp.	Max # Comp.	Max #/DH	Rot Z (°)	Rot X (°)	Rot Y (°)’	Major (m)	Minor (m)	Vertical (m)
AUCNN	10	AUC	1	1	1	90	0	0	150	100	100
	20	AUC	—	—	—	95	0	0	250	150	150
	30	AUC	—	—	—	90	0	0	250	150	150
	40	AUC	—	—	—	90	0	0	250	200	150
	50	AUC	—	—	—	110	0	0	200	100	100
	60	AUC	—	—	—	90	0	0	250	150	150
	90	AUC	—	—	—	35	0	0	150	100	100
	95	AUC	—	—	—	35	0	0	125	100	100
AUCID	10	AUC	3	12	4	90	0	0	150	100	100
	20	AUC	—	—	—	95	0	0	250	150	150
	30	AUC	—	—	—	90	0	0	250	150	150
	40	AUC	—	—	—	90	0	0	250	200	150
	50	AUC	—	—	—	110	0	0	200	100	100
	60	AUC	—	—	—	90	0	0	250	150	150
	90	AUC	—	—	—	35	0	0	150	100	100
	95	AUC	—	—	—	35	0	0	125	100	100
AUCOK	10	AUC	3	12	4	90	0	0	150	100	100
	20	AUC	—	—	—	95	0	0	250	150	150
	30	AUC	—	—	—	90	0	0	250	150	150
	40	AUC	—	—	—	90	0	0	250	200	150
	50	AUC	—	—	—	110	0	0	200	100	100
	60	AUC	—	—	—	90	0	0	250	150	150
	90	AUC	—	—	—	35	0	0	150	100	100
	95	AUC	—	—	—	35	0	0	125	100	100
AUOK	10	AU	3	12	4	90	0	0	150	100	100
	20	AU	—	—	—	95	0	0	250	150	150
	30	AU	—	—	—	90	0	0	250	150	150
	40	AU	—	—	—	90	0	0	250	200	150
	50	AU	—	—	—	110	0	0	200	100	100
	60	AU	—	—	—	90	0	0	250	150	150
	90	AU	—	—	—	35	0	0	150	100	100
	95	AU	—	—	—	35	0	0	125	100	100

Notes: AU = uncapped Au g/t; AUC = capped Au g/t; Rot = rotation around axis.

Source: Maunula (2024)

Additional interpolation characteristics (Table 14-7) were stored for use in validation and resource classification.

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Table 14-7: Special Models

Method	Special Model	Description
NN	DSTNN	Distance to nearest sample used
ID	DSTID	Distance to nearest sample used
OK	DSTOK	Distance to nearest sample used
OK	NDDH	Number of drill holes used
OK	NSOK	Number of composites used
OK	KV	Kriging variance
OK	NSEC	Number of sectors
OK	DSTAV	Average distance of composites used

Source: Maunula (2024)

14.9	Block Model Validation

For quality assurance, TMAC employs both verification and validation of the block model, defined as follows:

•	Verification is a manual check (i.e., visual inspection) or quasi-manual check (i.e., spreadsheet) of the actual procedure used.

•	Validation is a test for reasonableness using a parallel procedure, which may be manual or computer-based (i.e., different interpolation methods).

14.9.1	Visual Verification

Visual inspection of the block model results, both in section and plan view, demonstrated correlation with the drill-hole composite data. As shown in Figure 14-7 (plan view) and Figure 14-8 (section view), the interpolated block grades align well with the composite data, confirming the model’s reliability.

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Source: Maunula (2025)

Figure 14-7: 5180 Elevation, Composites versus Block Model (Capped Au g/t)

PAGE | 14-14 October 10, 2025

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Source: Maunula (2024)

Figure 14-8: East 558500, Composites versus Block Model (Capped Au g/t)

PAGE | 14-15 October 10, 2025

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

14.9.2	Statistical Validation

Statistical review of the block model across all domains demonstrated consistency between the different interpolation methods and the composite grades. Table 14-8 presents the grades for each of the different interpolation methods. While minor variations exist between methods, these are primarily attributed to data density and statistics generated by block count rather than tonnage-weighted calculations—all within expected parameters for this type of interpolation method.

Table 14-8: Grade Comparison by Interpolation Method

Block Model	Code	Count	Min	Max	Mean	Variance	SD	CV
AUCNN	10	2,240,282	0.001	5.855	0.075	0.05	0.232	3.07
AUCNN	20	632,103	0.001	10.527	0.355	0.38	0.620	1.75
AUCNN	30	300,033	0.001	26.430	0.518	0.64	0.803	1.55
AUCNN	40	546,271	0.001	9.435	0.158	0.21	0.462	2.92
AUCNN	50	132,556	0.001	1.649	0.099	0.04	0.199	2.02
AUCNN	60	2,133,135	0.001	13.291	0.157	0.09	0.305	1.94
AUCNN	90	344,172	0.001	11.914	0.175	0.19	0.433	2.48
AUCNN	95	84,624	0.001	11.029	0.473	1.05	1.024	2.16
AUCID	10	2,946,264	0	6.500	0.100	0.02	0.100	2.41
AUCID	20	658,232	0	12.200	0.300	0.22	0.500	1.38
AUCID	30	305,769	0	18.700	0.500	0.37	0.600	1.20
AUCID	40	638,918	0	24.100	0.100	0.12	0.300	2.38
AUCID	50	160,376	0	1.900	0.100	0.02	0.100	1.65
AUCID	60	2,780,865	0	14.200	0.100	0.06	0.200	1.90
AUCID	90	432,499	0	10.300	0.100	0.07	0.300	1.86
AUCID	95	105,199	0	11.100	0.400	0.50	0.700	1.78
AUCOK	10	3,277,877	0.001	4.550	0.054	0.01	0.118	2.18
AUCOK	20	662,955	0.001	10.397	0.358	0.19	0.437	1.22
AUCOK	30	305,807	0.002	11.426	0.511	0.26	0.509	1.00
AUCOK	40	642,322	0.001	8.479	0.145	0.07	0.271	1.87
AUCOK	50	175,981	0.001	1.421	0.092	0.02	0.144	1.56
AUCOK	60	2,953,290	0.001	11.783	0.128	0.05	0.233	1.81
AUCOK	90	446,574	0.001	7.089	0.140	0.05	0.214	1.52
AUCOK	95	106,186	0.001	10.218	0.396	0.36	0.604	1.52

Source: Maunula (2024)

14.9.3	Swath Plots

Validation of the resource estimation included comprehensive swath plot analysis comparing gold grades across multiple interpolation methods (NN, IDW2, and OK) against composite grades. As shown in Figure 14-9 and Figure 14-10, there is a strong correlation between composite and block model grades for all interpolation methods, demonstrating the robustness of the grade estimation.

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Source: Maunula (2024)

Figure	14-9: Swath Plot of NN and OK Mean Block Model Gold Grades with Mean Composite Gold Grade (g/t)

PAGE | 14-17 October 10, 2025

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Grade Comparison
Composite vs IDW2 vs OK
Mean
EAST
Count (of 195295)
Volume
Grade Comparison
Composite vs IDW2 vs OK
Mean
NORTH
Count (of 195295)
Volume
Grade Comparison
Composite vs IDW2 vs OK
Mean
ELEV
Count (of 195295)
Volume

Source: Maunula (2024)

Figure	14-10: Swath Plot of NN and IDW2 Mean Block Model Gold Grades with Mean Composite Gold Grade (g/t)

PAGE | 14-18 October 10, 2025

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

14.10	Classification of Mineral Resources

Mineral Resources were estimated in conformity with generally accepted CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines (CIM, 2019). Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

The Mineral Resource classification method followed a rigorous, multi-step approach. Initial classification was based on data density and mineralization continuity, followed by refinement using interpolation statistics and geological continuity assessment. To ensure classification coherence, a grooming algorithm was applied to address isolated blocks.

The nominal spacing for the Indicated Mineral Resource estimates, based on distance to nearest composite, was 32 m. For Inferred Mineral Resource estimates, the nominal spacing was 108 m, constrained within a maximum distance of 250 m. No Measured Mineral Resource was defined for the Fenn–Gib Project.

Table 14-7 summarizes interpolation characteristics stored in the special models.

14.11	Reasonable Prospects of Economic Extraction

The cut-off grade used for the Mineral Resource estimates is 0.3 g/t Au based on the assumptions outlined in Table 14-9. Mineral Resource estimates can be sensitive to the reporting cut-off grade used. To satisfy reasonable prospects for eventual economic extraction, a conceptual constraining resource pit shell was defined using a 50° pit slope based on the assumptions listed in Table 14-9.

Table 14-9: Pit Design Criteria

Parameter	Unit	Assumption
Gold Price	US$/oz Au	2,000
Exchange Rate	C$:US$	0.77
Payable Metal	%	100.00
TC/RC/Transport	C$/oz Au	6.50
Net Gold Price	C$/oz Au	2,590
Net Gold Price	C$/g	83.30
OPEX Estimates
OP Mining Cost	C$/t mined	3.25
OP Ore Mining Cost	C$/t ore mined	3.25
Process Cost	C$/t processed	15.50
G&A	C$/t processed	2.00

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Recovery and Dilution
External Mining Dilution		%	0
Mining Recovery		%	100
Process Recovery		%	94
Other
Pit Slope in Rock	degrees		50
Cut-Off Grade (COG)
Reporting COG	g/t		0.30
Resource Class			MII

Source: Maunula (2024)

Notes:	G&A = general and administrative; OB = overburden; OP = open pit OPEX = operating expenditure;
RC = refining costs; TC = treatment costs

14.12	Mineral Resource Statement

The Fenn-Gib Project hosts Mineral Resources at a 0.3 g/t Au cut-off grade comprised of an Indicated Resource of 181.3 Mt grading 0.74 g/t Au for 4.3 million contained gold ounces plus an additional Inferred Resource of 8.9 Mt at 0.49 g/t Au containing 141,000 gold ounces. Table 14-10 presents the Mineral Resource estimate categorized by resource classification, effective date of September 3, 2024, and reported within a constraining resource pit shell.

Table 14-10: Fenn–Gib Project Mineral Resource Estimate

Resource Category	Cut-Off (Au g/t)	Tonnes	Au (g/t)	Au (oz)
Indicated	0.3	181,302,000	0.74	4,313,000
Inferred	0.3	8,921,000	0.49	141,000

Source: Maunula (2024)

Notes:

•	Effective date of this updated mineral resource estimate is September 3, 2024. The assay cut-off date for drill holes included in the mineral resource was April 30, 2024.

•

All mineral resources have been estimated in accordance with the CIM Definitions Standards (CIM, 2014), as required under National Instrument (NI) 43-101. Mineral Resource statement prepared by Tim Maunula, P.Geo. (T. Maunula & Associates Consulting Inc.) in accordance with NI 43-101.

•

Mineral Resources reported demonstrate reasonable prospect of eventual economic extraction, as required under NI 43-101. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The Mineral Resources may be materially affected by environmental, permitting, legal, marketing, and other relevant issues.

•

Mineral Resources are reported at a cut-off grade of 0.30 g/t Au for an open-pit mining scenario using a 50° pit slope angle. Cut-off grades are based on a price of US$2,000/oz gold, and an open pit mining cost of $3.25/t, process cost of $15.50/t and G&A $2.00/t. Metallurgical recovery of 94% was used. Densities were assigned based on interpreted lithology.

•	Troy ounce = tonnes x grade / 31.10348. All numbers have been rounded to reflect the relative accuracy of the estimate.

•

The quantity and grade of reported Inferred Resources are uncertain in nature and there has not been sufficient work to define these Inferred Resources as Indicated or Measured Resources. It is reasonably expected that many of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

•	Tonnages and ounces in the tables are rounded to the nearest thousand. Numbers may not total due to rounding.

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

14.13	Factors That May Affect the Mineral Resource Estimate

Factors that may affect the Mineral Resource estimate include:

•	Metal price and exchange rate assumptions

•	Changes to the assumptions used to generate the gold cut-off grade

•	Changes in local interpretations of mineralization geometry and continuity of mineralized zones

•	Changes to geological interpretation and geological and grade continuity assumptions

•	Density and domain assignments

•	Changes to geotechnical, mining, and metallurgical recovery assumptions

•	Change to the input and design parameter assumptions that pertain to the conceptual pit constraining the Mineral Resource estimate

•	Assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate.

There are no other known environmental, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that would materially affect the estimation of Mineral Resources that are not discussed in this Technical Report.

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15	MINERAL RESERVE ESTIMATES

There are no Mineral Reserves for the Project.

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16	MINING METHODS

This section is not applicable to this Technical Report.

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17	RECOVERY METHODS

This section is not applicable to this Technical Report.

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18	PROJECT INFRASTRUCTURE

This section is not applicable to this Technical Report.

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19	MARKET STUDIES AND CONTRACTS

This section is not applicable to this Technical Report.

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20	ENVIRONMENTAL STUDIES, PERMITTING, AND COMMUNITY IMPACTS

This section is not applicable to this Technical Report.

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21	CAPITAL AND OPERATING COSTS

This section is not applicable to this Technical Report.

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22	ECONOMIC ANALYSIS

This section is not applicable to this Technical Report.

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

23	ADJACENT PROPERTIES

The Fenn–Gib property is surrounded by claims or leases held by other exploration companies. The most active of the neighbouring companies are STLLR Gold Inc. (formerly Moneta Gold Inc.) and Onyx Gold.

STLLR Gold’s combined Golden Highway and Garrison areas are collectively called the Tower Gold Project, which currently hosts an NI 43-101 Mineral Resource found primarily within sedimentary host rocks along the Destor–Porcupine fault corridor (Raponi et al., 2022). The Mineral Resource estimate combines nine deposits, which have been classified as structurally controlled orogenic gold deposits in an Archean greenstone belt setting.

InnovExplo, a member of Norda Stelo, updated the Tower Gold Project Mineral Resources with an effective date of May 2, 2025 (STLLR, 2025). The combined Mineral Resource estimate for all nine deposits includes:

•

A total of 3,656,400 oz of gold in open pit Indicated Mineral Resources contained within 135,230 Kt at 0.84 g/t Au, and 4,133,600 oz of open pit Inferred Mineral Resources contained within 157,837 Kt at 0.81 g/t Au, at a cut-off grade of 0.30 g/t Au.

•

345,800 oz of underground Indicated Mineral Resources contained within 5,194 Kt at 2.07 g/t Au, and 2,827,100 oz of underground Inferred Mineral Resources within 42,456 Kt at 2.07 g/t Au, using variable cut-off grades based on mining method, ranging from 1.3 to 2.09 g/t Au.

The QP was not able to independently verify the information STLLR Gold (2025) provided. The mineralization for the Tower Gold Project is not necessarily indicative of the mineralization present at the Fenn–Gib property.

Onyx Gold is an exploration-stage company that is exploring the Munro-Croesus Gold Project is located approximately 75 km east of Timmins, Ontario along Highway 101. Their land package includes the past-producing Croesus Mine, which yielded some of the highest-grade gold ever mined in Ontario. The geology is proximal to the Porcupine-Destor Deformation Fault Zone and Pipestone Fault and located approximately 3 km northwest and along trend of the Fenn-Gib gold deposit. The mineralization for the Munro-Croesus Gold Project is not necessarily indicative of the mineralization present at the Fenn–Gib property.

PAGE | 23-1 October 10, 2025

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

24	OTHER RELEVANT DATA AND INFORMATION

To the best of the QPs’ knowledge there are no other relevant data, additional information, or explanations necessary to make this Technical Report understandable and not misleading.

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

25	INTERPRETATIONS AND CONCLUSIONS

25.1	Interpretations

Table 25-1 presents the Mineral Resource estimate reported within a constraining resource pit shell and categorized by resource classification. The Mineral resource estimate has an effective date of September 3, 2024, and was prepared by TMAC.

Table 25-1: Fenn–Gib Project Mineral Resource Estimate

Resource Category	Cut-Off (Au g/t)	Tonnes	Au (g/t)	Au (oz)
Indicated	0.3	181,302,000	0.74	4,313,000
Inferred	0.3	8,921,000	0.49	141,000

Source: Maunula (2024)

Notes:

•	Effective date of this updated mineral resource estimate is September 3, 2024. The assay cut-off date for drill holes included in the mineral resource was April 30, 2024.

•

All mineral resources have been estimated in accordance with the CIM Definitions Standards, as required under NI 43-101. Mineral Resource Statement prepared by Tim Maunula, P.Geo. (T. Maunula & Associates Consulting Inc.) in accordance with NI 43-101.

•

Mineral Resources reported demonstrate reasonable prospect of eventual economic extraction, as required under NI 43-101. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. The Mineral Resources may be materially affected by environmental, permitting, legal, marketing, and other relevant issues.

•

Mineral Resources are reported at a cut-off grade of 0.30 g/t Au for an open-pit mining scenario using a 50° pit slope angle. Cut-off grades are based on a price of US$2,000/oz gold, and an open pit mining cost of $3.25/t, process cost of $15.50/t and G&A $2.00/t. Metallurgical recovery of 94% was used. Densities were assigned based on interpreted lithology.

•	Troy ounce = tonnes x grade / 31.10348. All numbers have been rounded to reflect the relative accuracy of the estimate.

•

The quantity and grade of reported Inferred Resources are uncertain in nature and there has not been sufficient work to define these Inferred Resources as Indicated or Measured Resources. It is reasonably expected that many of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

•	Tonnages and ounces in the tables are rounded to the nearest thousand. Numbers may not total due to rounding.

The Fenn-Gib Project demonstrates amenability to open pit extraction methods, with a single commodity focus on gold recovery.

25.2	Factors That May Affect the Mineral Resource Estimate

Factors that may affect the Mineral Resource estimate include:

•	Metal price and exchange rate assumptions

•	Changes to the assumptions used to generate the gold grade cut-off

•	Changes in local interpretations of mineralization geometry and continuity of mineralized zones

•	Changes to geological and mineralization shape and geological and grade continuity assumptions

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•	Density and domain assignments

•	Changes to geotechnical, mining, and metallurgical recovery assumptions

•	Changes to the input and design parameter assumptions that pertain to the conceptual pit and stope designs constraining the estimates

•	Assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environmental, and other regulatory permits, and maintain the social license to operate.

There are no other known environmental, legal, title, taxation, socioeconomic, marketing, political or other relevant factors that would materially affect the estimation of Mineral Resources that are not discussed in this Technical Report.

25.3	Conclusions

The Fenn–Gib Project is an advanced-stage exploration project that hosts substantial gold mineralization. The current Mineral Resource estimate demonstrates a robust deposit containing 4.3 million ounces of gold in the Indicated classification category. TMAC concludes that the opportunity exists to expand the mineral resource for the Fenn–Gib Deposit, including the Footwall Zone as the mineralized zones remain open at depth and along strike to both the east and west. Additionally, further diamond drilling at the Fenn–Gib Deposit has strong potential to upgrade the present Inferred Mineral Resources to Indicated Mineral Resources, potentially adding to the project’s resource base.

PAGE | 25-2 October 10, 2025

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

26	RECOMMENDATIONS

The Fenn–Gib Project represents an advanced-stage-of-exploration project with a substantial gold resource base of over 4.3 million ounces of gold in the Indicated classification category. Based on the positive results to date, TMAC recommends advancing the project through targeted work programs designed to both grow and expand the current Mineral Resource and evaluate the economic potential of both the Fenn–Gib Project and the broader property area.

The next phases of work are recommended to evaluate the economic potential of the Fenn–Gib Project are:

•	Environmental studies and the continued collection of baseline environmental data to support the pre-development of the Project

•	Process engineering and site infrastructure design work to support a pre-feasibility study for the development of a 4,800 t/d operation.

A summary of the proposed work program, including a budget estimate, is given in Table 26-1.

Table 26-1: Recommended Work Programs and Cost Estimate

Activity	Description	Estimate Cost ($)
Phase 1—Environmental Studies
Environmental studies including baseline data collection	Advance work and studies to understand the site study area environmental baseline conditions to support a 4,800 t/d operation	4,000,000

Phase 1 Total		4,000,000

Phase 2—Engineering and Design Work
Engineering and design to advance an economic evaluation of the Project	Advance the Project designs and engineering to complete a pre-feasibility study to define a 4,800 t/d operation	6,000,000

Phase 2 Total		6,000,000

Phases 1 and 2 Total		10,000,000

10.0% Contingency		1,000,000

Grand Total		11,000,000

TMAC also recommends additional infill drilling to upgrade the Inferred Mineral Resources to Indicated Mineral Resources. This program may also allow for the upgrade to Measured Mineral Resources. The mineralized zones encountered at the Fenn–Gib Deposit remain open at depth and along strike east and west, additional targeted expansion drilling is therefore warranted.

A Pre-Feasibility study is currently underway to evaluate the economic potential of developing a 4,800 t/d operation, with completion expected in Q4 2025. Future drilling programs will be planned strategically to further expand and upgrade the resource base.

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

27	REFERENCES

Aurora Geosciences Ltd. (2023). Fenn–Gib North Block Soil Sampling MMI Results, Au ppb. SGS Laboratories, Burnaby, B.C.

Bath, A. C. (1990). Mineral occurrences, deposits, and mines of the Black River-Matheson area. Open File Report 5735. Ontario Geological Survey.

Berger, B. (2002). Geological Synthesis of the Highway 101 Area, East of Matheson, Ontario. Open File Report 6091, 149 p.6. Ontario Geological Survey

Berger, B., & Amelin, Y. (1998). Project Unit 97-024. Geological investigations along Highway 101; Guibord, Michaud and Garrison townships. In J. A. Ayer, C. L. Baker, J. C. Ireland, R. I. Kelly, & P. C. Thurston (Eds.), Summary of field work and other activities 1998 (Miscellaneous Paper 169, pp. 25–32). Ontario Geological Survey.

Brace, T., Campbell, I., Koch, R., & Mancini, L. (2017, October 17). 2017 Summary Report on 2017 Work Activities Fenn–Gib Project. MPH Consulting Ltd.

Brown, J., & Sutherland, D. (2022, December 1). Mayfair Gold Corp. Fenn–Gib SGH Surveys. Activation Laboratories Ltd.

Brown, P. (2001, June). Report on Geological Potential, Fenn–Gib property. Pangea Goldfields Inc.

Brown, P. (2002). Fenn Gib Drilling Report. March/April 2002. Assessment report. Pangea Goldfields Inc.

CIM Standing Committee on Reserve Definitions. (2014). CIM Definition Standards for Mineral Resources and Mineral Reserves. Canadian Institute of Mining, Metallurgy and Petroleum.

Crary, T., & Jackman, R. (2015). An Investigation into Gold Recovery from the Fenn–Gib Deposit. SGS Lakefield Inc.

Cregheur, P. (1996, August). In House Prefeasibility Study, Fenn–Gib Project. Pangea Goldfield Inc.

Daezali, A., Dietrich, J., Elfen, S., & Meintjes, T. (2020, May 28). Pan American Silver Fenn–Gib Due Diligence. Ausenco on behalf of Henney Capital.

Dagbert, M., & Desharnais, G. (2011, November 17). Fenn–Gib Resource Estimate Technical Report, Timmins Ontario. SGS Lakefield Inc.

Dubé, B., & Mercier-Langevin, P. (2020). Gold Deposits of the Archean Abitibi Greenstone Belt, Canada. In R. H. Sillitoe, R. J. Goldfarb, F. Robert, & S. F. Simmons (Eds.), Geology of the World’s Major Gold Deposits and Provinces (pp. 669-708). Society of Economic Geologists.

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Dyck, D., & Sparling, J. (1997, April). Environmental studies Report Barton Creek and Little Pike River Watersheds. Agra Earth & Environmental Ltd.

G Mining Services Inc. (2025, June). Preliminary Economic Assessment NI 43-101 Technical Report, Tower Gold Project, Ontario, Canada. Prepared for STLLR Gold Inc.

Hennessey, B., & Gowans, R. (2019, February). A Mineral Resource Estimate for the Golden Highway Project, Michaud and Garrison Townships, Black River–Matheson Area, Northeastern Ontario. Micon International Limited prepared for Moneta Porcupine Mines Inc.

Hobbs, L. G. (1986, February). A Report on the 1978 Exploration project on the Wood–Croesus gold mines property. Wood-Croesus Gold Mines.

Jelenic, A. (2023). Fenn–Gib Project 2022-2023 Geophysics—North Block IP Surveys Field Report. Aurora Geosciences Ltd.

Kirkham, G., Makarenko, M., & Crowie, T. (2021, February). NI 43-101 Technical Report Fenn–Gib Project, Ontario, Canada. JDS Energy & Mining Inc. Prepared for Mayfair Gold Corp.

Live, P. (2005, January). Fenn–Gib Gold Project Open Pit Economics Evaluation Briefing Report (Report Nº 5686001-001). Breton, Blainville & Associates.

Mancini, L., & Conquer, S. (2012, May). Summary of Work Report for the Diamond Drill Program on the Fenn–Gib property, Guibord Township. Lake Shore Gold Corp.

Mancini, L. (2014, June). Spring 2014 Assessment Report for Fenn–Gib property Claims 4272132 and 4258968. Lake Shore Gold Corp.

Mancini, L. (2018, October). Diamond Drilling on the Fenn–Gib property 2017. Prepared for the Ministry of Northern Development and Mines Ladner Lake Mining Division, Northeastern Ontario. Lake Shore Gold Corp.

Marchand, K. (1996, August). Summary of Exploration work 1993 to 1996, Fenn–Gib property, Munro and Guibord Townships. Pangea Goldfields Inc.

Maunula, T. (2023, July). Mayfair Gold National Instrument 43-101 Technical Report, Fenn–Gib Project, Ontario, Canada. Prepared by T. Maunula & Associates Consulting Inc.

Mayfair Gold Corp. (2021, February). Fenn–Gib Core Logging Procedures. Internal document.

Mayfair Gold Corp. (2022, May). Fenn–Gib QAQC Protocol. Internal document.

Mayfair Gold Corp. (2022, October 18). Mayfair Gold Increases Fenn–Gib Open Pit Indicated Resource by 47% to 3.06 M Ounces and Inferred Resource by 315% to 0.31 M Ounces [Press release]. https://financialpost.com/globe-newswire/mayfair-gold-increases-fenn-gib-open-pit-indicated-resource-by-47-to-3-06m-ounces-and-inferred- resource-by-315-to-0-31m-ounces

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

Mayfair Gold Corp. (2023, July). Fenn–Gib Drillhole Related Protocols. Internal document.

McElhanney Ltd. (2022, October). Fenn–Gib LiDAR and Orthophoto.

MPH Consulting Limited. (1994, June). Assessment Report on the Fenn and Gib Projects, Guibord and Munro Townships, Larder Lake Mining Division, Ontario for Pangea Goldfields Inc. Volume VII. Prepared for Pangea Goldfields Inc.

Munro, S. (2021, April 28). Heli-GT Three-Axis Magnetometer Gradiometer Survey, Fenn–Gib Project, Matheson, Ontario. SHA Geophysics Ltd.

Poehlman, T. (2024): Mayfair Gold Land Report, 23 April 2024. Report Generated on Mining Lands Administration System by In Good Standing Corporation.

Province of Ontario. (1990). Mining Act. R.S.O. 1990, Chapter M.14. June 5, 2025, Version. https://www.ontario.ca/laws/statute/90m14.

Raponi, T. R., Elfen, S., Weston, S, Hasanloo, D., Dufresne, M., Lill, J., & Farmer, N. (2022, September 7). NI 43-101 Report & Preliminary Economic Assessment of the Tower Gold Project, Northeastern Ontario. Prepared by Ausenco Engineering Canada Inc. for Moneta Gold Inc. https://minedocs.com/23/Moneta_Gold_Tower_Gold_Project_PEA_09072022.pdf

Rennick, M. W. (2004, May). Report on the Tandem Resources Ltd., Highway 101 Property, Guibord Township, District of Cochrane, Larder Lake Mining District.

Robert, F., & Poulsen, K. H. (1997). World-class Archean gold deposits in Canada: an overview. Australian Journal of Earth Sciences, 44, 329–351.

Rollwagen, D. W., Salter, R. S., & Furey, J. T. (1989). Investigation of the Recovery of Gold from Fenn Project Samples. Submitted to Corona Corporation. Lakefield Research Inc.

Satterly, J. (1951). Geology of Munro Township. Sixtieth Annual Report of the Ontario Department of Mines [Volume LX, Part VII], p. 45. Legislative Assembly of Ontario.

Scobie, B. J. (1995). An Investigation of the Recovery of Gold from Fenn–Gib Bulk Samples. Progress Report No. 2. L.R. 4758. Submitted by Pangea Goldfields Inc. Lakefield Research Inc.

Scobie, B. J. (1996). An Investigation of the Recovery of Gold from Fenn–Gib Bulk Samples. Progress Report No. 3. L.R. 4758. Submitted by Pangea Goldfields Inc. Lakefield Research Inc.

Scobie, B. J. (1997). An Investigation of the Recovery of Gold from Fenn–Gib Bulk Samples. Progress Report No. 4. L.R. 4758. Submitted by Pangea Goldfields Inc. Lakefield Research Inc.

SGS Canada Inc. (2014, August). Gold Recovery from the Fenn–Gib Deposit. Project 13640-01. Prepared by SGS-Lakefield for Lake Shore Gold Corp.

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National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

SGS Canada Inc. (2015, January). Gold Recovery from the Fenn–Gib Deposit. Project 13640-01. Prepared by SGS-Lakefield for Lake Shore Gold Corp.

SGS Canada Inc. (2017, December). Gold Recovery for Fenn–Gib Deposit Samples. Project 16116-01. Prepared by SGS-Lakefield for Lake Shore Gold Corp.

SGS Canada Inc. (2018, July). Gold Recovery for Fenn–Gib Deposit Samples. Project 16116-01. Prepared by SGS-Lakefield for Lake Shore Gold Corp.

SGS Canada Inc. (2022, August). The Recovery of Gold from Fenn–Gib Project Samples. Project 18831-01. Prepared by SGS-Lakefield for Lake Shore Gold Corp.

SGS Canada Inc. (2023, March). Recovery of Gold from a Fenn–Gib Project Sample. Project 18831-02. Prepared by SGS-Lakefield for Lake Shore Gold Corp.

Sparling, J. (1997, May). Geotechnical investigation North of Highway 101. Prepared by Agra Earth & Environmental Ltd.

Stalker, M. (2003, September). Report of Work Geological Survey Wood–Croesus Property. Prepared by Croesus Gold Inc.

STLLR Gold Inc. (2025). STLLR Gold Delivers Updated Mineral Resource Estimate and PEA Demonstrating US$1.0 Billion After-Tax NPV5% for the Large-Scale Tower Gold Project in Ontario, Canada. May 15, 2025 [Press release]. https://stllrgold.com/news/stllr-gold-delivers-updated-mineral-resource-estimate-and-pea-demonstrating-us-1-0-billion-after-tax-npv5-for-the-large- scale-tower-gold-project-in-ontario-canada

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28	CERTIFICATE OF AUTHORS

28.1	Tim Maunula, P.Geo.

I, Tim Maunula, P.Geo., of Chatham, Ontario, a QP of this Technical Report titled National Instrument43-101 Technical Report—Mineral Resource Estimate Update, Fenn–Gib Project, Ontario, Canada, dated October 10, 2025, do hereby certify that:

•	I am Principal Geologist of T. Maunula & Associates Consulting Inc., 15 Valencia Drive, Chatham, Ontario, N7L 0A9, Canada.

•	I am a graduate of Lakehead University with an Honours Bachelor of Science in Geology (1979). In addition, I graduated from the Citation in Applied Geostatistics at the University of Alberta in 2004.

•	I am a member in good standing of the Association of Professional Geoscientists of Ontario (Registration Number 1115).

•

I have worked as a Geologist for over 40 years since my graduation from university. This experience comprised 15 years in exploration (including airborne and ground geophysical surveys and data processing) and over 25 years in Mineral Resource estimation and associated activities.

•

I have read the definition of Qualified Person set out in NI 43-101 and certify that by reason of education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for NI 43-101.

•	I am responsible for Sections 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 14 to 16, 18 to 24, and portions of Sections 1, 2, 25, 26, and 27.

•	I completed a site visit on April 15–17, 2024.

•	I have no prior involvement with property that is the subject of this Technical Report.

•	I am independent of the Issuer, applying all of the tests in Section 1.5 of the Instrument.

•	I have read NI 43-101 and Form 43-101F1, and this Technical Report has been prepared in compliance with that instrument and form.

•

As of the effective date of this Technical Report, to the best of my knowledge, information, and belief, the portions of this Technical Report for which I am responsible contain all scientific and technical information required to be disclosed to make this Technical Report not misleading.

Dated this 10th day of October 2025 in Chatham, Ontario.

Original Signed and Sealed
Tim Maunula, P.Geo.

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MAYFAIR GOLD CORP.
National Instrument 43-101 Technical Report—Mineral Resource Estimate Update Fenn–Gib Project, Ontario, Canada

28.2	Steven C. Haggarty, P.Eng.

I, Steven C. Haggarty, P.Eng., of Burlington, Ontario, a QP of this Technical Report titled National Instrument 43-101 Technical Report—Mineral Resource Estimate Update, Fenn–Gib Project, Ontario, Canada, dated October 10, 2025, do hereby certify that:

•	I am the Managing Director of Haggarty Technical Services Corporation, 2083 Country Club Drive, Burlington, Ontario, L7M 3V3, Canada.

•	I am a graduate of McGill University with a Bachelor’s degree in Metallurgical Engineering (1980).

•	I am a member in good standing of the Professional Engineers of Ontario (PEO #100177647) and am a member of the Ontario Society of Professional Engineers.

•

I have worked as a metallurgical engineer in the mining industry for over 40 years since graduation. This experience includes 28 years in direct site management as General Manager, Process Manager, Mine Superintendent, and Metallurgist, with an additional 10 years at a corporate Senior Director level supporting operating sites globally. Experience includes direct involvement in multiple feasibility studies associated with seven greenfield EPCM projects through project definition, engineering, construction, and start-up as part of the Owner’s team.

•

I have read the definition of Qualified Person set out in NI 43-101 and certify that by reason of education, affiliation with a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for NI 43101.

•	I am responsible for Section 13 and 17 and portions of Sections 1, 2, and 25 to 27.

•	I have not yet had the opportunity to visit the property.

•	I have no prior involvement with the property that is the subject of this Technical Report.

•	I am independent of the Issuer, applying all of the tests in Section 1.5 of the Instrument.

•	I have read NI 43-101 and Form 43-101F1, and this Technical Report has been prepared in compliance with that instrument and form.

•

As of the effective date of this Technical Report, to the best of my knowledge, information, and belief, the portions of this Technical Report for which I am responsible contain all scientific and technical information required to be disclosed to make this Technical Report not misleading.

Dated this 10th day of October 2025 in Burlington, Ontario.

Original Signed and Sealed
Steven C. Haggarty, P.Eng.

PAGE | 28-2 October 10, 2025